
07026409



TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

August 20, 200'

SEC MAIL PROCESSING RECEIVED
AUG 2 2 2007
WASH., D.C. 182 SECTION

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636



Please find enclosed Garanti Bank's first half financial statements for the period ended June 30, 2007 prepared in line with IAS directives.

Regards,

Garanti Bank

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

Sinem Güçhan
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

9/17

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2007
WASH, D.C. 182 SECTION

August 20, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Please find enclosed Garanti Bank's first half bank-only financial statements for the period ended June 30, 2007 prepared in line with the BRSA's (Turkish Banking Regulation and Supervision Agency) directives.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

August 20, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2007
WASH, D.C.
182

12g3-2 (b) filing number: 82-3636

Please find enclosed Garanti Bank's first half consolidated financial statements for the period ended June 30, 2007 prepared in line with the BRSA's (Turkish Banking Regulation and Supervision Agency) directives.

Regards,

Garanti Bank

Sinem Güçhan	Handan Saygın
Vice President	Senior Vice President
Corporate Strategy, Business Development & Investor Relations	Corporate Strategy, Business Development & Investor Relations

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Statements

As of and For the Six-Month Period Ended

30 June 2007

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Review Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

8 August 2007

This report contains "Independent Auditors' Review Report" comprising 1 page and; "Unconsolidated Financial Statements and Related Disclosures and Footnotes" comprising 73 pages.

Convenience Translation of the Independent Auditors' Review Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have reviewed the unconsolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") as of 30 June 2007 and the related unconsolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the six-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the accounting and reporting system and the regulations on the accounting and independent audit principles as per the (Turkish) Banking Law No. 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 30 June 2007 and the result of its operations and cash flows for the six-month period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Article 37 of the (Turkish) Banking Law No. 5411 and other communiques, disclosures and directives issued by the Banking Regulatory and Supervisory Agency.

İstanbul,
8 August 2007

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Partner
Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Interim Financial Report as of and for the Six-Month Period Ended 30 June 2007

SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2007
WASH, D.C. 182 SECTION

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The Unconsolidated Interim Financial Report for the six-month period ended 30 June 2007 prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about the Bank
2. Unconsolidated Financial Statements
3. Accounting Policies of Unconsolidated Interim Financial Statements
4. Financial Position and Results of Operations of the Bank
5. Disclosures and Footnotes on Unconsolidated Financial Statements
6. Independent Auditors' Review Report

The unconsolidated interim financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank and, unless stated otherwise, presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk	**S. Ergun Özen**	**Aydın Şenel**	**Mustafa Keleş**
Board of Directors Chairman	General Manager	Executive Vice President	Financial Accounting Director

M. Cüneyt Sezgin	**Des O'Shea**
Audit Committee Member	Audit Committee Member

The authorized contact person for questions on this financial report:
Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

	SECTION ONE General Information	Page No:
I.	History of the Bank including its incorporation date, initial legal status, amendments to legal status	1
II.	Bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the period and information on Bank's risk group	1
III.	Information on the Bank's board of directors chairman and members, audit committee members, chief executive officier, executive vice presidents and their shareholdings in the Bank	2
IV.	Information on the Bank's qualified shareholders	3
V.	Summary information on the Bank's activities and services	3
	SECTION TWO Unconsolidated Financial Statements	
I.	Balance sheet - Assets	4
II.	Balance sheet - Liabilities	5
III.	Off-balance sheet items	6
IV.	Income statement	7
V.	Statement of changes in shareholders' equity	8
VI.	Statement of cash flows	9
	SECTION THREE Accounting Policies	
I.	Basis of presentation	10
II.	Strategy for use of financial instruments and foreign currency transactions	10
III.	Investments in associates and subsidiaries	11
IV.	Forwards, options and other derivative transactions	11
V.	Interest income and expenses	12
VI.	Fees and commissions	12
VII.	Financial assets	12
VIII.	Impairment of financial assets	13
IX.	Netting of financial instruments	13
X.	Repurchase and resale agreements and securities lending	14
XI.	Assets held for sale and discontinued operations	14
XII.	Goodwill and other intangible assets	14
XIII.	Tangible assets	15
XIV.	Leasing activities	15
XV.	Provisions and contingent liabilities	16
XVI.	Contingent assets	16
XVII.	Obligations of the Bank concerning employee rights	16
XVIII.	Taxation	17
XIX.	Funds borrowed	18
XX.	Shares and share issuances	18
XXI.	Confirmed bills of exchange and acceptances	19
XXII.	Government incentives	19
XXIII.	Segment reporting	19
XXIV.	Other disclosures	20
	SECTION FOUR Financial Position and Results of Operations	
I.	Capital adequacy ratio	22
II.	Credit risk	25
III.	Market risk	25
IV.	Operational risk	26
V.	Foreign currency exchange rate risk	27
VI.	Interest rate risk	29
VII.	Liquidity risk	33
VIII.	Fair values of financial assets and liabilities	35
IX.	Transactions carried out on behalf of customers, items held in trust	35
	SECTION FIVE Disclosures and Footnotes on Unconsolidated Financial Statements	
I.	Assets	36
II.	Liabilities	49
III.	Off-balance sheet items	56
IV.	Income statement	59
V.	Statement of changes in shareholders' equity	64
VI.	Statement of cash flows	65
VII.	Related party risks	66
VIII.	Domestic, foreign and off-shore branches or investments and foreign reprensentative offices	68
IX.	Significant events and matters arising subsequent to balance sheet date	69
X.	Other disclosures on activities of the Bank	70
	SECTION SIX Independent Auditor's Review Report	
I.	Disclosures on Independent Auditor's Review Report	73

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of the Bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 514 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 The Bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on Bank's risk group

As of 30 June 2007, Group of Companies under Doğuş Holding AŞ that currently owns 25.87% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ has completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group, as explained in Note 1.4. Accordingly, GE acquired a joint control on the Bank's management.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of businesses consisting of financial services, automotive, media, tourism and service sectors with more than 19.000 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services. GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

(Thousands of New Turkish Lira (YTL))

1.3 Information on the Bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the Bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	17 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	25 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	22 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	33 years
Charles Edward Alexander	Member	22.12.2005	University	27 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	Master	30 years
Oliver B.R.V. Piani	Member	21.02.2007	Master	26 years
Dmitri Lysander Stockton	Member	22.12.2005	University	16 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	20 years

The membership positions of Des O'Shea and Olivier B.R.V. Piani who have been assigned as of 2 November 2006 and 21 February 2007, respectively for the vacant positions of Daniel Noel O'Connor and Richard Alan Laxer to complete their duties, were approved by the Annual General Assembly held on 17 April 2007.

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	20 years
Adnan Memiş	EVP-Support Services	03.06.1991	University	29 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	15 years
Ali Temel	EVP-Loans	21.10.1999	University	17 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	13 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	25 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	22 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	16 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	15 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	22 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	26 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	12 years

The top management listed above does not hold any unquoted shares of the Bank.

Afzal Mohammed Modak has been assigned as the executive vice president responsible of the finance function of the Bank on 20 July 2007.

(Thousands of New Turkish Lira (YTL))

1.4 Information on the Bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	462,250	22.0119%	462,250	-
GE Araştırma ve Müşavirlik Limited Şti	535,506	25.5003%	535,506	-

In accordance with the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

1.5 Summary information on the Bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 30 June 2007

	ASSETS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 June 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
I.	**CASH AND BALANCES WITH CENTRAL BANK**	(5.1.1)	1.863.096	3.216.280	5.079.376	1.885.335	3.391.537	5.276.872
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)**	(5.1.2)	63.729	91.616	155.345	67.621	80.838	148.459
2.1	Financial assets held for trading		39.118	84.028	123.146	57.403	76.766	134.169
2.1.1	Government securities		28.777	84.028	112.805	50.492	75.993	126.485
2.1.2	Equity securities		1.411	-	1.411	-	-	-
2.1.3	Other securities		8.930	-	8.930	6.911	773	7.684
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Trading derivatives		24.611	7.588	32.199	10.218	4.072	14.290
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	(5.1.3)5	89.005	1.307.961	1.896.966	62.480	833.962	896.442
IV.	**INTERBANK MONEY MARKETS**		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)**	(5.1.4)	6.023.564	4.274.968	10.298.532	5.619.046	4.008.884	9.627.930
5.1	Equity securities		51.688	32.643	84.331	44.648	21.668	66.316
5.2	Government securities		5.971.876	2.586.755	8.558.631	5.574.398	2.937.365	8.511.763
5.3	Other securities		-	1.655.570	1.655.570	-	1.049.85	1.049.851
VI.	**LOANS**	(5.1.5)	18.548.824	14.451.927	33.000.751	15.320.304	12.030.186	27.350.490
6.1	Performing loans		18.280.357	14.451.927	32.732.284	15.134.959	12.030.186	27.165.145
6.2	Loans under follow-up		767.546	-	767.546	636.589	-	636.589
6.3	Specific provisions (-)		499.079	-	499.079	451.244	-	451.244
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**INVESTMENTS HELD-TO-MATURITY (Net)**	(5.1.6)	3.797.892	750.755	4.548.647	3.802.826	816.021	4.618.847
8.1	Government securities		3.794.870	750.755	4.545.625	3.800.874	816.021	4.616.895
8.2	Other securities		3.022	-	3.022	1.952	-	1.952
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	(5.1.7)	12.692	-	12.692	1.177	-	1.177
9.1	Financial investments in associates		11.312	-	11.312	-	-	-
9.2	Non-financial investments in associates		1.380	-	1.380	1.177	-	1.177
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	(5.1.8)2	63.335	321.469	584.804	313.436	290.716	604.152
10.1	Unconsolidated financial investments in subsidiaries		255.827	321.469	577.296	305.546	290.716	596.262
10.2	Unconsolidated non-financial investments in subsidiaries		7.508	-	7.508	7.890	-	7.890
XI.	**INVESTMENTS IN JOINT-VENTURES (Net)**	(5.1.9)	-	-	-	-	-	-
11.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	**LEASE RECEIVABLES (Net)**	(5.1.10)	-	-	-	-	-	-
12.1	Financial lease receivables		-	-	-	-	-	-
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		-	-	-	-	-	-
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT**	(5.1.11)	-	3.362	3.362	-	4.799	4.799
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	3.362	3.362	-	4.799	4.799
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	**TANGIBLE ASSETS (Net)**	(5.1.12)	890.691	1.168	891.859	884.325	1.121	885.446
XV.	**INTANGIBLE ASSETS (Net)**	(5.1.13)	72.952	203	73.155	67.515	203	67.718
15.1	Goodwill		-	-	-	-	-	-
15.2	Other intangibles		72.952	203	73.155	67.515	203	67.718
XVI.	**TAX ASSET**	(5.1.14)	55.948	-	55.948	38.188	-	38.188
16.1	Current tax asset		-	-	-	-	-	-
16.2	Deferred tax asset		55.948	-	55.948	38.188	-	38.188
XVII.	**ASSETS HELD FOR SALE**	(5.1.15)	108.393	-	108.393	115.154	-	115.154
XVIII.	**OTHER ASSETS**	(5.1.16)	670.197	112.841	783.038	542.620	108.619	651.239
	TOTAL ASSETS		32.960.318	24.532.550	57.492.868	28.720.027	21.566.886	50.286.913

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 30 June 2007

LIABILITIES AND SHAREHOLDERS' EQUITY		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 June 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
I.	DEPOSITS	(5.2.1)	16.079.772	17.401.545	33.481.317	14.242.516	15.896.521	30.139.037
II.	DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING	(5.2.2)	403.993	5.884	409.877	219.766	3.136	222.902
III.	FUNDS BORROWED	(5.2.3)	565.916	7.938.237	8.504.153	510.041	7.380.364	7.890.405
IV.	INTERBANK MONEY MARKETS	(5.2.4)	5.285.004	330.228	5.615.232	4.256.772	557.121	4.813.893
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		5.285.004	330.228	5.615.232	4.256.772	557.121	4.813.893
V.	SECURITIES ISSUED (Net)		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	FUNDS		-	-	-	-	-	-
VII.	MISCELLANEOUS PAYABLES		1.628.124	43.483	1.671.607	1.311.410	15.420	1.326.830
VIII.	OTHER EXTERNAL RESOURCES PAYABLE	(5.2.4)	110.727	237.150	347.877	105.889	452.949	558.838
IX.	FACTORING PAYABLES		-	-	-	-	-	-
X.	LEASE PAYABLES (Net)	(5.2.5)	1.634	51.459	53.093	298	44.440	44.738
10.1	Financial lease payables		1.803	54.974	56.777	336	49.341	49.677
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		169	3.515	3.684	38	4.901	4.939
XI.	DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT	(5.2.6)	-	4.769	4.769	-	-	-
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	4.769	4.769	-	-	-
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	PROVISIONS	(5.2.7)	486.447	17.810	504.257	413.046	14.083	427.129
12.1	General provisions		211.997	12.461	224.458	148.747	9.719	158.466
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		149.000	-	149.000	128.818	-	128.818
12.4	Insurance technical provisions (Net)		-	-	-	-	-	-
12.5	Other provisions		125.450	5.349	130.799	135.481	4.364	139.845
XIII.	TAX LIABILITY	(5.2.8)	260.756	52	260.808	192.765	83	192.848
13.1	Current tax liability		260.756	52	260.808	192.765	83	192.848
13.2	Deferred tax liability		-	-	-	-	-	-
XIV.	PAYABLES FOR ASSETS HELD FOR SALE	(5.2.9)	-	-	-	-	-	-
XV.	SUBORDINATED DEBTS	(5.2.10)	-	665.905	665.905	-	-	-
XVI.	SHAREHOLDERS' EQUITY	(5.2.11)	5.907.372	66.601	5.973.973	4.593.631	76.662	4.670.293
16.1	Paid-in capital		2.100.000	-	2.100.000	2.100.000	-	2.100 000
16.2	Capital reserves		797.227	64.566	861.793	738.539	74.485	813.024
16.2.1	Share premium		-	-	-	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		10.887	67.162	78.049	(10.491)	71.337	60.843
16.2.4	Revaluation surplus on tangible assets		29.864	-	29.864	2.147	-	2.147
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Bonus shares of associates, subsidiaries and joint-ventures		2.453	-	2.453	4.693	-	4.698
16.2.7	Hedging reserves (effective portion)		-18.851	-2.596	-21.447	-30.366	3.148	-27.218
16.2.8	Revaluation surplus on assets held for sale		-	-	-	-	-	-
16.2.9	Other capital reserves		772.874	-	772.874	772.554	-	772 554
16.3	Profit reserves		1.507.213	2.035	1.509.248	691.429	2.177	693 606
16.3.1	Legal reserves		154.572	2.035	156.607	89.957	2.177	92 134
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1.353.965	-	1.353.965	601.953	-	601.953
16.3.4	Other profit reserves		-1.324	-	-1.324	-481	-	-481
16.4	Profit or loss		1.502.932	-	1.502.932	1.063.663	-	1.063 663
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period profit/loss		1.502.932	-	1.502.932	1.063.663	-	1.063.663
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		30.729.745	26.763.123	57.492.868	25.846.134	24.440.779	50.286.913

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 30 June 2007

	OFF-BALANCE SHEET ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 June 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)			**21.071.655**	**16.490.203**	**37.561.858**	**16.579.521**	**15 402.920**	**31.982.441**
I.	**GUARANTEES AND SURETIES**	(5.3.1),(5.3.3)	**3.513.927**	**7.274.866**	**10.788.793**	**2.688.511**	**6 837.765**	**9.526.276**
1 1	Letters of guarantee		3.513 804	4.774.922	8 288 726	2 687 808	4 575 955	7 263 763
1 1 1	Guarantees subject to State Tender Law		313.417	192 207	505 624	268 378	628 922	897 300
1 1 2	Guarantees given for foreign trade operations		263.345	238.739	502 084	255.968	240 821	496 789
1 1 3	Other letters of guarantee		2.937.042	4 343.976	7.281.018	2.163 462	5 706 212	5 869 674
1 2	Bank acceptances		75	140.213	140 288	616	142.925	143 541
1.2 1	Import letter of acceptance		75	132 552	132.627	600	141.356	141 956
1 2 2	Other bank acceptances		-	7.661	7.661	16	1 569	1 585
1 3	Letters of credit		48	2.359.731	2 359.779	87	2.118 885	2 118.972
1 3 1	Documentary letters of credit		-	2.502	2.502	-	10 810	10 810
1.3 2.	Other letters of credit		48	2 357.229	2 357.277	87	2.108 075	2 108 162
1 4	Guaranteed prefinancings		-	-	-	-	-	-
1 5	Endorsements		-	-	-	-	-	-
1 5 1	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1 5.2	Other endorsements		-	-	-	-	-	-
1 6	Underwriting commitments		-	-	-	-	-	-
1 7	Factoring related guarantees		-	-	-	-	-	-
1 8	Other guarantees		-	-	-	-	-	-
1 9	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**	(5.3.1),(5.3.3)	**11.682.172**	**1.926.479**	**13.608.651**	**9.807.443**	**1.586.165**	**11.393.608**
2 1	Irrevocable commitments		11.682.172	1.926 254	13 608.426	9 807 443	1.585 926	11.393 369
2 1 1	Asset purchase commitments		90 622	399.925	490.547	146 776	158 806	305 582
2 1 2	Deposit purchase and sales commitments		-	-	-	-	-	-
2 1 3	Share capital commitments to associates and subsidiaries		250	-	250	250	-	250
2 1 4	Loan granting commitments		2.145 534	357 978	2 503.512	1.825 959	394 698	2 220 657
2 1 5	Securities issuance brokerage commitments		-	-	-	-	-	-
2 1 6	Commitments for reserve deposit requirements		-	-	-	-	-	-
2 1 7	Commitments for cheque payments		1.776 126	-	1 776 126	1.528 984	-	1 528 984
2 1 8	Tax and fund obligations on export commitments		20 878	-	20 878	19 092	-	19 092
2 1 9	Commitments for credit card limits		7.577.545	-	7 577.545	6 134.969	-	6 134 969
2 1 10	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2 1 11	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2 1 12	Other irrevocable commitments		71.217	1.168 351	1 239.568	151 413	1.032 422	1 183 835
2 2	Revocable commitments		-	225	225	-	239	239
2 2 1	Revocable loan granting commitments		-	-	-	-	-	-
2 2 2	Other revocable commitments		-	225	225	-	239	239
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	(5.3.2)	**5.875.556**	**7.288.858**	**13.164.414**	**4.083.567**	**6.978.990**	**11.062.557**
3 1	Derivative financial instruments held for risk managemen		-	22 542	22 542	-	7.107	7.107
3 1 1	Fair value hedges		-	-	-	-	-	-
3 1 2	Cash flow hedges		-	22.542	22 542	-	7.107	7.107
3 1 3	Net foreign investment hedges		-	-	-	-	-	-
3 2	Trading derivatives		5.875.556	7.266.316	13.141 872	4 083.567	6.971.883	11.055 450
3 2 1	Forward foreign currency purchases/sales		796 267	867.729	1.663.996	356 402	497.943	854 345
3 2 1 1	Forward foreign currency purchases		587.244	253.398	840 642	235.783	193 363	429 146
3 2 1 2	Forward foreign currency sales		209 023	614 331	823.354	120 619	304 580	425 199
3 2 2	Currency and interest rate swaps		3,940 181	5 032 372	8.972 553	3 380 728	5 736.300	9 117 028
3 2 2 1	Currency swaps-purchases		185 039	3.937.014	4.122 053	28 567	4.392 056	4 420 623
3 2 2 2	Currency swaps-sales		3.748 551	1.079 606	4 828 157	3 346 038	1.330 945	4 676 983
3 2 2 3	Interest rate swaps-purchases		1.422	7.894	9 316	3 010	6 664	9 674
3 2 2 4	Interest rate swaps-sales		5.169	7.858	13 027	3.113	6 635	9 748
3 2 3	Currency, interest rate and security options		1.037.667	1.130 079	2.167.746	309 499	604 878	914 377
3 2 3 1	Currency call options		340 662	664.739	1 005 401	50 768	333 396	384 164
3 2 3 2	Currency put options		689 964	409 438	1 099 402	258.731	120 767	379 498
3 2 3 3	Interest rate call options		-	-	-	-	-	-
3 2 3 4	Interest rate put options		-	-	-	-	-	-
3 2 3 5	Security call options		7.041	42 743	49 784	-	65 742	65 742
3 2 3 6	Security put options		-	13.159	13.159	-	84.973	84 973
3 2 4	Currency futures		96 745	89.033	185 778	36 938	34 828	71 766
3 2 4 1.	Currency futures-purchases		92.199	-	92 199	36 938	-	36 938
3.2 4 2	Currency futures-sales		4 546	89 033	93.579	-	34 828	34 828
3 2.5	Interest rate futures		-	52.160	52 160	-	-	-
3.2 5 1	Interest rate futures-purchases		-	26.080	26 080	-	-	-
3.2 5 2	Interest rate futures-sales		-	26 080	26.080	-	-	-
3 2 6	Others		4 696	94.943	99.639	-	97.934	97 934
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)			**146.755.879**	**143.429.860**	**290.185.739**	**115.037.822**	**126.092.949**	**241.130.771**
IV.	**ITEMS HELD IN CUSTODY**		**37.594.016**	**14.376.626**	**51.970.642**	**28.448.874**	**12.781.762**	**41.230.636**
4 1	Customers' securities held		9 394 595	4 606 811	14.001.410	3.219 699	4 408.869	7.628 568
4 2	Investment securities held in custody		22.569.932	1.576 650	24.146.582	20 700 068	1 926 185	22 626 253
4 3	Checks received for collection		4 468 975	498 359	4.967.334	3 641.784	378 927	4 020 711
4 4	Commercial notes received for collection		1.130 374	2 019.024	3.149.398	864.143	1 862 917	2 727 060
4 5	Other assets received for collection		6.145	5.347.333	5.353.478	90	3 861 442	3 861 532
4 6	Assets received through public offering		-	20.904	20.904	-	20 233	20 233
4 7	Other items under custody		23.991	307.545	331.536	23 090	323 189	346 279
4 8	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**109.161.863**	**129.053.234**	**238.215.097**	**86.588.948**	**113.311.187**	**199.900.135**
5 1	Securities		200 047	-	200 047	207.080	-	207 080
5 2	Guarantee notes		9 876 933	5 083.451	14 960 384	7 584.926	4 770 191	12 355 117
5 3	Commodities		157	-	157	237	-	237
5 4	Warranties		-	-	-	-	-	-
5 5	Real estates		10 260 459	7.010 551	17.271.010	7.935.629	5 948.579	13 884 208
5 6	Other pledged items		88 824 097	116 958 848	205.782 945	70 860 906	102 586 494	173 447 400
5 7	Pledged items-depository		170	384	554	170	5 923	6 093
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**167.827.534**	**159.920.063**	**327.747.597**	**131.617.343**	**141.095.869**	**273.113.212**

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Income Statement
For the Six-Month Period Ended 30 June 2007

INCOME AND EXPENSE ITEMS		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)			
			CURRENT PERIOD Six-month ended 30 June 2007	PRIOR PERIOD Six-month ended 30 June 2006	CURRENT PERIOD Three-month ended 30 June 2007	PRIOR PERIOD Three-month ended 30 June 2006
I.	INTEREST INCOME	(5.4.1)	3.309.839	2.230.589	1.689.136	1.218.979
1.1	Interest income from loans		1.856.114	1.337.042	986.280	707.298
1.2	Interest income from reserve deposits		85.102	51.688	43.295	29.696
1.3	Interest income from banks		111.174	45.898	52.097	26.348
1.4	Interest income from money market transactions		2.206	756	1.307	412
1.5	Interest income from securities portfolio		1.063.786	733.220	529.243	402.181
1.5.1	Trading financial assets		11.758	16.044	6.067	4.868
1.5.2	Financial assets valued at fair value through profit or loss		-	-	-	-
1.5.3	Financial assets available-for-sale		724.199	554.425	303.471	276.534
1.5.4	Investments held-to-maturity		327.829	162.751	219.705	120.779
1.6	Financial lease income		-	-	-	-
1.7	Other interest income		191.457	61.985	76.914	53.044
II.	INTEREST EXPENSE	(5.4.2)	2.045.539	1.322.474	1.036.426	734.472
2.1	Interest on deposits		1.433.324	1.036.134	725.998	567.037
2.2	Interest on funds borrowed		262.140	171.010	128.336	96.651
2.3	Interest on money market transactions		345.298	113.259	179.586	70.020
2.4	Interest on securities issued		-	-	-	-
2.5	Other interest expenses		4.777	2.071	2.506	764
III.	NET INTEREST INCOME (I - II)		1.264.300	908.115	652.710	484.507
IV.	NET FEES AND COMMISSIONS INCOME		616.550	500.795	310.896	260.792
4.1	Fees and commissions received		817.681	637.461	422.351	335.779
4.1.1	Cash loans		44.441	49.171	22.471	25.440
4.1.2	Non-cash loans		51.775	41.450	25.588	21.599
4.1.3	Others		721.465	546.840	374.292	288.740
4.2	Fees and commissions paid		201.131	136.666	111.455	74.987
4.2.1	Cash loans		13.368	15.080	6.824	8.150
4.2.2	Non-cash loans		162	134	86	74
4.2.3	Others		187.601	121.452	104.545	66.763
V.	DIVIDEND INCOME	(5.4.3)	46.969	37.753	46.660	37.150
VI.	NET TRADING INCOME/LOSSES (Net)	(5.4.4)	-51.002	27	-14.581	-50.703
6.1	Trading account income/losses (Net)		-43.840	87.750	-14.827	46.453
6.2	Foreign exchange gains/losses (Net)		-7.162	-87.723	246	-97.156
VII.	OTHER OPERATING INCOME	(5.4.5)	841.506	115.965	782.188	82.960
VIII.	TOTAL OPERATING PROFIT (III+IV+V+VI+VII)		2.718.323	1.562.655	1.777.873	814.706
IX.	PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)	(5.4.6)	167.901	264.405	93.260	178.878
X.	OTHER OPERATING EXPENSES (-)	(5.4.7)	814.490	670.156	430.869	341.833
XI.	NET OPERATING PROFIT/LOSS (VIII-IX-X)		1.735.932	628.094	1.253.744	293.995
XII.	INCOME RESULTED FROM MERGERS		-	-	-	-
XIII.	INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING		-	-	-	-
XIV.	GAIN/LOSS ON NET MONETARY POSITION		-	-	-	-
XV.	PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)	(5.4.8)	1.735.932	628.094	1.253.744	293.995
XVI.	PROVISION FOR TAXES	(5.4.9)	233.000	119.117	128.300	37.049
16.1	Current tax charge		254.226	67.534	152.594	-37.009
16.2	Deferred tax charge/(credit)		-21.226	51.583	-24.294	74.058
XVII.	NET OPERATING PROFIT/LOSS AFTER TAXES (XV-XVI)	(5.4.10)	1.502.932	508.977	1.125.444	256.946
17.1	Discontinued operations		-	-	-	-
17.2	Others		1.502.932	508.977	1.125.444	256.946
XVIII.	NET PROFIT/LOSS (XV-XVI)	(5.4.11)	1.502.932	508.977	1.125.444	256.946
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		716	242	536	122

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Changes in Shareholders' Equity
For the Six-Month Period Ended 30 June 2007

THOUSANDS OF NEW TURKISH LIRA (YTL)

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Revaluation Fund	Revaluation Surplus	Securities Value Increase Fund	Total Shareholders' Equity
	PRIOR PERIOD (30/6/2006)															
I	Balances at beginning of the period		2.100.000	772.554	-	-	49.261	-	64.587	3.690	-	708.394	2.147	4.860	194.131	3.899.624
II	Correction made as per TAS 8		-	-	-	-	-	-	37.436	-	-	12.892	-	-	-109.243	-58.915
2.1	Effect of corrections		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	Effect of changes in accounting policies	(3.24)	-	-	-	-	-	-	37.436	-	-	12.892	-	-	-109.243	-58.915
III	Adjusted balances at beginning of the period (I+II)		2.100.000	772.554	-	-	49.261	-	102.023	3.690	-	721.286	2.147	4.860	84.888	3.840.709
	Changes during the period		-	-	-	-	-	-	-	-47.272	-	-	-	-	-263.132	-310.404
IV	Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	-263.132	-263.132
VI	Hedges for risk management		-	-	-	-	-	-	-	-47.272	-	-	-	-	-	-47.272
6.1	Net cash flow hedges		-	-	-	-	-	-	-	-47.272	-	-	-	-	-	-47.272
6.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transfers		-	-	-	-	-	-	-	-	-	-	-	-	-15.793	-15.793
VII.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	-15.793	-15.793
VIII.	Hedges for risk management		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.1	Net cash flow hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Current period net profit		-	-	-	-	-	-	-	-	508.977	-	-	-	-	508.977
X.	Profit distribution		-	-	-	-	42.778	-	499.930	-	-	-721.286	-	-	-	-178.578
10.1	Dividends		-	-	-	-	-	-	-	-	-	-178.578	-	-	-	-178.578
10.2	Transferred to reserves		-	-	-	-	42.778	-	499.930	-	-	-542.708	-	-	-	-
10.3	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.2	Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.3	Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.4	Securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.5	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.6	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.8	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII	Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Primary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Secondary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Others		-	-	-	-	245	-	-	-	-	-	-	-	-	245
	Balances at end of the period (III+IV+V+VI+VII+VIII+IX+X+XI+XII+XIII+XIV+XV+XVI)		2.100.000	772.554	-	-	92.284	-	601.953	-43.582	508.977	-	2.147	4.860	-194.037	3.845.156
	CURRENT PERIOD (30/6/2007)															
I	Balances at beginning of the period		2.100.000	772.554	-	-	92.134	-	601.953	-27.699	-	1.063.663	2.147	4.698	60.843	4.670.293
	Changes during the period		-	-	-	-	-	-	-	5.771	-	-	-	-	19.976	25.747
II	Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	19.976	19.976
IV.	Hedges for risk management		-	-	-	-	-	-	-	5.771	-	-	-	-	-	5.771
4.1	Net cash flow hedges		-	-	-	-	-	-	-	-5.744	-	-	-	-	-	-5.744
4.2	Net foreign investment hedges		-	-	-	-	-	-	-	11.515	-	-	-	-	-	11.515
	Transfers		-	-	-	-	-	-	-	-	-	-	-	-2.245	-2.770	-5.015
V.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-2.245	-2.770	-5.015
VI.	Hedges for risk management		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Net cash flow hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII	Current period net profit		-	-	-	-	-	-	-	-	1.502.932	-	-	-	-	1.502.932
VIII.	Profit distribution		-	-	-	-	64.615	-	752.012	-	-	-1.063.663	27.717	-	-	-219.319
8.1	Dividends		-	-	-	-	-	-	-	-	-	-219.319	-	-	-	-219.319
8.2	Transferred to reserves		-	-	-	-	64.615	-	752.012	-	-	-816.627	-	-	-	-
8.3	Others		-	-	-	-	-	-	-	-	-	-27.717	27.717			
IX	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.2	Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.3	Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.4	Securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.5	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.6	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.8	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII	Primary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Secondary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV	Others		-	-	-	-	-142	-	-	-523	-	-	-	-	-	-665
	Balances at end of the period (I+II+III+IV+V+VI+VII+VIII+IX+X+XI+XII+XIII+XIV)		2.100.000	772.554	-	-	156.607	-	1.353.965	-22.451	1.502.932	-	29.864	2.453	78.049	5.973.973

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Cash Flows

For the Six-Month Period Ended 30 June 2007

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 30 June 2007	PRIOR PERIOD 30 June 2006
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**		**2,020,438**	**660,752**
1.1.1	Interests received		3,170,963	1,962,963
1.1.2	Interests paid		-1,930,808	-1,217,557
1.1.3	Dividend received		46,969	37,753
1.1.4	Fees and commissions received		817,681	500,795
1.1.5	Other income		1,401,340	24,717
1.1.6	Collections from previously written-off loans and other receivables		11,158	87,535
1.1.7	Payments to personnel and service suppliers		-570,132	-586,464
1.1.8	Taxes paid		-23,820	-148,990
1.1.9	Others		-902,913	-
1.2	**Changes in operating assets and liabilities**		**-2,207,473**	**1,139,892**
1.2.1	Net (increase) decrease in financial assets held for trading		10,605	-92,274
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		-1,023,533	-164,254
1.2.4	Net (increase) decrease in loans		-5,642,008	-8,277,320
1.2.5	Net (increase) decrease in other assets		-791,781	-524,201
1.2.6	Net increase (decrease) in bank deposits		453,861	611,082
1.2.7	Net increase (decrease) in other deposits		2,864,201	3,726,695
1.2.8	Net increase (decrease) in funds borrowed		1,229,549	5,436,439
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		691,633	423,725
I.	**Net cash flow from banking operations**		**-187,035**	**1,800,644**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**		**-733,149**	**-1,245,035**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		-	-12,125
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		-53,238	29,458
2.3	Purchases of tangible assets		-106,779	-56,486
2.4	Sales of tangible assets		10,402	259,034
2.5	Cash paid for purchase of financial assets available-for-sale		-644,819	-3,267,163
2.6	Cash obtained from sale of financial assets available-for-sale		-	3,980,216
2.7	Cash paid for purchase of investments held-to-maturity		-	-3,657,012
2.8	Cash obtained from sale of investments held-to-maturity		61,285	1,479,043
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**-258,209**	**-181,363**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	-
3.4	Dividends paid		-219,319	-178,578
3.5	Payments for financial leases		-38,890	-2,785
3.6	Others		-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		**268,695**	**-881,596**
V.	**Net (decrease)/increase in cash and cash equivalents (I+II+III+IV)**		**-909,698**	**-507,350**
VI.	**Cash and cash equivalents at beginning of period**		**2,987,300**	**2,888,209**
VII.	**Cash and cash equivalents at end of period (V+VI)**		**2,077,602**	**2,380,859**

(Thousands of New Turkish Lira (YTL))

3 Accounting policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its unconsolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulatory and Supervisory Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis. In BRSA's Circular no.BDDK.DZM.2/13/-d-5 on 28 April 2005, it was stated that as of January 2005, the majority of the criterias confirming the existence of a hyperinflationary economy are not valid anymore. Accordingly, the inflation accounting had been applied upto the end of 2004 and ceased beginning from 1 January 2005.

The accounting policies and the valuation principles applied in the preparation of the accompanying financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for the use of financial instruments and foreign currency transactions

3.2.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are some of the effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet, is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement except for foreign exchange gain/loss arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL.

Foreign currency differences arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL are classified as "securities value increase fund" under the shareholders' equity. A non-derivative liability is designated as a hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instrument under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Investments in associates and subsidiaries

The unconsolidated investments in associates and subsidiaries are accounted in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement". Investments in companies quoted in organized markets and for which their fair values can be reliably determined, are valued at their fair values. Others are valued at costs reduced by provisions for impairment losses, if any, in the accompanying financial statements.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. The Bank does not have any embedded derivatives.

According to the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. The subsequent fair value changes are recorded under the income statement for trading derivatives and under the shareholders' equity for hedging derivatives.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

Interests are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are initially recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are recorded using discounting method with internal rate of return after deducting impairments, if any. Interest earned on investments held-to-maturity are recognized as interest income.

Assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities will be valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recorded at cost and valued using discounting method with internal rate of return. The duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "loans" as negative balances on the asset side.

(Thousands of New Turkish Lira (YTL))

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. The funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank has no discontinued operations.

3.12 Goodwill and other intangible assets

The Bank's intangible assets consist of leasehold improvements, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in compliance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. Since 1 January 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Estimated useful lives of the Bank's intangible assets are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

(Thousands of New Turkish Lira (YTL))

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in compliance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

The depreciation rates and the estimated useful lives of tangible assets are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) from 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Since 1 January 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

(Thousands of New Turkish Lira (YTL))

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank. If an inflow of economic benefits to the Bank has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Obligations of the Bank concerning employee rights

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignation or misbehaviours.

The Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits".

The major actuarial assumptions used in the calculation of the total liability are as follows:

	30 June 2007	31 December 2006
Discount Rate	5.71 %	5.71 %
Expected Rate of Salary/Limit Increase	5.00%	5.00%
Estimated Employee Turnover Rate	5.25%	5.25%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

The employees of the Bank are the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the temporary article no.20 of the Social Security Law no.506.

As per the letter of the Ministry of Employement and Social Security no.55723 dated 9 November 2006, the temporary Article no.23 of the Turkish Banking Law no.5411 and the temporary Article no.6 of the Law no.5502 dated 16 May 2006, the Board of Ministry of Turkey has agreed on 30 November 2006 by the Decree of Board of Ministries no. 2006/11345 that the Decree on the transfer of pension funds similar foundations subject to the temporary article no.20 of the Social Security Law no.506 together with their members and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to Social Security Foundation (SSF) will take place.

(Thousands of New Turkish Lira (YTL))

As per the Article no.9 of the related Decision of Board of Ministries;

The discounted liability for each fund in terms of the persons transferred as of the transfer date, including the contributors left the fund, should be calculated by taking the revenues and expenditures of funds into account under the Law no.506 as follows;

a) The technical interest rate to be used for the actuarial calculation is 10.24% calculated as the nominal interest rate at the issue date of the longest-maturity discounted New Turkish Lira-denominated government bonds as of 30 June 2005, as adjusted to real interest rate using the year-end inflation target based on the consumer price index declared in the Medium-Term Program of the Turkish Government.
b) Mortality table "CSO 1980 female and male lifetime tables" will be used for death-age assumptions.
c) Estimated premium payments (including insurance premiums for illness) made by contributors of the fund after the date of transfer of the fund (i.e. active members and persons making volantary premium payments) up to the date they are entitled to receive salary or income as per the Law no.506 are taken into account as revenue in the calculation of discounted value of the fund.

The technical financial statements of the Fund are audited by the certified actuary according to the Article no.38 of the Insurance Law and the "Actuaries Regulation" issued as per this Article. As per the actuarial report dated 12 February 2007 and prepared in compliance with the principles explained above, there is no technical or actual deficit determined which requires provision against.

On 2 November 2005 the President had applied to the Constitutional Court for annulment of certain statements of the related Article of the Turkish Banking Law no.5411 related with the transfer of funds to SSF. By the decision of the Constitutional Court no.E.2005/39, K.2007/33 dated 22 March 2007 as published in the Official Gazette no.26479 dated 31 March 2007, the related Article was annulled and its execution was aborted as of the publication date of this decision.

3.18 Taxation

3.18.1 Corporate tax

In accordance with Article No. 32 of the new Corporate Tax Law no.5520 published in the Official Gazette no.26205 dated 21 June 2006, the corporate tax rate is reduced from 30% to 20%. Accordingly, effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, increased to 15% from 10%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

(Thousands of New Turkish Lira (YTL))

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the tax legislation, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Effective from 1 January 2006, the article 2 of the Law no.5479 published in the Official Gazette dated 8 April 2006 with no.26133 and the article 19 of the Income Tax Law that used to regulate the investment incentives are abolished. However, the provisional article 69 added to the Income Tax Law through this law regulates the transition period in application of investment incentives.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

3.19 Funds borrowed

The Bank generates funds from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 30 June 2007, the Bank does not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, American Express, BusinessCard credit cards and Maestro ve Electron Garanti24 cards are available under the brand name of Visa and Mastercard.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card, and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

(Thousands of New Turkish Lira (YTL))

Information on the business segments is as follows as of 30 June 2007:

Current Period	Retail Banking	Corporate Banking	Invesment Banking	Other	Total Operations
Total Operating Profit	871.171	657.348	314.779	63.731	1.907.029
Other	-	-	-	764.325	764.325
Total Operating Profit	**871.171**	**657.348**	**314.779**	**828.056**	**2.671.354**
Net Operating Profit	519.661	441.367	291.585	436.350	1.688.963
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	46.969	46.969
Net Operating Profit	**519.661**	**441.367**	**291.585**	**483.319**	**1.735.932**
Provision for Taxes	-	-	-	233.000	233.000
Net Profit	**519.661**	**441.367**	**291.585**	**250.319**	**1.502.932**
Segment Assets	11.775.379	21.225.374	21.694.326	2.200.293	56.895.372
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	597,496	597,496
Undistributed Items	-	-	-	-	-
Total Assets	**11.775.379**	**21.225.374**	**21.694.326**	**2.797.789**	**57.492.868**
Segment Liabilities	22.043.885	11.750.454	16.726.692	997.864	51.518.895
Shareholders' Equity	-	-	-	5.973.973	5.973.973
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**22.043.885**	**11.750.454**	**16.726.692**	**6.971.837**	**57.492.868**
Other Segment Items					
Capital Expenditure	-	-	-	-	-
Depreciation Expenses	-	-	-	78.971	78.971
Impairment Losses	-	-	1.238	165.663	167.901
Other Non-Cash Income/Expenses	67.031	16.090	-177.838	-66.354	-161.071
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

3.24.1 Disclosures for the first-time adoption of Turkish Accounting Standards

The accounting principles and valuation methods used in the preparation of the prior period financial statements are revised as explained in Note 3.1 in compliance with Turkish Accounting Standards and Turkish Financial Reporting Standards as per the communiqué no.1 "Frame for Preparation and Presentation of Financial Statements" of the Turkish Accounting Standards Board published on the Official Gazette no.25702 dated 16 January 2005. In compliance with the Turkish Accounting Standard 8 (TAS 8) "Accounting Policies, Changes in Accounting Estimates and Errors", the adjustments net of deferred tax effects made to the financial statements of the prior period are summarized below.

	Securities Value Increase Fund	Net Profit/Loss Current Period	Prior Periods' Profit/Loss	Shareholders' Equity
Reported Balances as of 31 December 2005	**194,131**	**708,394**	**459,041**	**3,899,624**
Reserve for Employee Severance Indemnities	-	-8,576	-9,805	-18,381
Provision for Short-Term Employee Benefits	-	-6,198	-23,290	-29,488
Provision for Promotion Expenses of Credit Cards	-	-3,301	-7,745	-11,046
Exchange Rate Difference on Investments in Foreign Associates, Subsidiaries and Joint-Ventures	-109,243	30,967	78,276	-
Adjusted Balances as of 31 December 2005	**84,888**	**721,286**	**496,477**	**3,840,709**

(Thousands of New Turkish Lira (YTL))

	Net Profit/Loss Current Period	Shareholders' Equity
Reported Balances as of 30 June 2006	**508,510**	**3,910,480**
Reserve for Employee Severance Indemnities	-1,003	-19,384
Provision for Short-Term Employee Benefits	-802	-30,290
Provision for Promotion Expenses of Credit Cards	2,272	-8,774
Bonus Shares of Associates, Subsidiaries and Joint-Ventures	-	-6,876
Adjusted Balances as of 30 June 2006	**508,977**	**3,845,156**

3.24.2 Other reclassifications

The foreign exchange losses of YTL 3,683 thousands on the principal of foreign currency-indexed loans, is reclassified from "other operating expenses" to "foreign exchange losses"; and the foreign exchange gains of YTL 229,235 thousands and YTL 164,920 thousands on the foreign currency-indexed loans and securities respectively from "other operating income" to "foreign exchange gains" as of 30 June 2006.

4 Financial position and results of operations

4.1 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 15.00%.

4.1.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

(Thousands of New Turkish Lira (YTL))

4.1.2 Capital adequacy ratio

	Risk Weightings			
	0%	20%	50%	100%
Value at Credit Risk				
Balance Sheet Items (Net)	**20,756,243**	**2,487,908**	**6,458,015**	**27,289,918**
Cash on Hand	291,080	8,338	-	-
Securities in Redemption	-	-	-	-
Balances with the Central Bank of Turkey	1,189,548	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	-	539,392	-	1,331,871
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	3,546,635	-	-	-
Loans	2,524,040	245,313	6,391,120	23,031,066
Loans under Follow-Up (Net)	-	-	-	268,467
Lease Receivables	-	-	-	-
Financial Assets Available-for-Sale	8,057,376	1,467,000	-	224,885
Investments Held-to-Maturity	4,285,771	-	-	-
Receivables from Term Sale of Assets	-	-	-	256,922
Miscellaneous Receivables	76	-	-	95,117
Accrued Interest and Income	796,645	45,437	66,895	524,910
Investments in Associates, Subsidiaries and Joint-Ventures (Net)	-	-	-	597,078
Tangible Assets (Net)	-	-	-	925,479
Other Assets	65,072	182,428	-	34,123
Off-Balance Sheet Items	**209,734**	**4,173,932**	**1,164,386**	**5,790,520**
Non-Cash Loans and Commitments	209,734	4,029,448	1,164,386	5,778,855
Derivative Financial Instruments	-	144,484	-	11,665
Non-Risk-Weighted Accounts	-	-	-	-
Total Risk-Weighted Assets	**20,965,977**	**6,661,840**	**7,622,401**	**33,080,438**

4.1.3 Summary information related to capital adequacy ratio

	Current Period	Prior Period
Value at Credit Risk	38,224,007	31,465,572
Value at Market Risk	815,713	303,300
Value at Operational Risk	4,270,571	-
Shareholders' Equity	6,496,246	4,528,326
Shareholders' Equity/ (VaCR+VaMR+VaOR)*100 (*)	15.00%	14.25%

(*) VaCR: Value at Credit Risk
VaMR: Value at Market Risk
VaOR: Value at Operational Risk

(Thousands of New Turkish Lira (YTL))

4.1.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	2,100,000	2,100,000
Nominal Capital	2,100,000	2,100,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	-	-
Share Cancellation Profits	-	-
Legal Reserves	156,607	92,134
I. Legal Reserve (Turkish Commercial Code 466/1)	137,817	84,776
II. Legal Reserve (Turkish Commercial Code 466/2)	18,790	7,358
Reserves allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,353,965	601,953
Reserve allocated as per the Decision held by the General Assembly	1,353,965	601,953
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	1,502,932	1,063,663
Current Period Profit	1,502,932	1,063,663
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	32,000	30,000
Income on Sale of Equity Shares and Real Estates to be used up for Capital Increase	27,717	-
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Loss excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	63,999	57,100
Prepaid Expenses (-)	193,731	146,106
Intangible Assets (-)	9,156	10,618
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Total Core Capital	**5,945,775**	**4,660,304**

(Thousands of New Turkish Lira (YTL))

SUPPLEMENTARY CAPITAL		
General Provisions	224,457	158,466
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus shares of Associates, Subsidiaries and Joint-Ventures	2,453	4,698
Hedging Reserves (effective portion)	-21,447	-27,218
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	652,000	-
45% of Securities Value Increase Fund	35,122	27,379
Associates and Subsidiaries	-31,189	-32,066
Investment Securities Available for Sale	66,311	59,445
Other Reserves	-1,004	-481
Total Supplemantary Capital	**892,547**	**163,810**
TIER III CAPITAL	-	-
CAPITAL	**6,838,322**	**4,824,114**
DEDUCTIONS FROM CAPITAL	**342,076**	**295,788**
Unconsolidated investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at 10% or more	418	418
Investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at less than 10% exceeding 10% or more of the Total Core and Supplementary Capitals	-	-
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	74,772	81,546
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**6,496,246**	**4,528,326**

4.2 Credit risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.3 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

(Thousands of New Turkish Lira (YTL))

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

4.3.1 Value at market risk

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	55,549
(II) Capital Obligation against Specific Risks - Standard Method	257
(III) Capital Obligation against Currency Risk - Standard Method	2,910
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks - Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	6,541
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII) Total Capital Obligations against Market Risk (I+II+III+IV+V+VI)	**65,257**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**815,713**

4.3.2 Monthly average values at market risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.4 Operational risk

The value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is composed of net interest income plus net non-interest income at year end. This is increased by provisions, operating expenses including fees paid to outsourcing service providers, reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity and extraordinary income and income derived from insurance claims.

	31 December 2004	31 December 2005	31 December 2006
(I) Net Interest Income	1,287,786	1,674,660	1,901,806
(II) Net Non-Interest Income	-837,236	-966,266	-838,143
(III) Provisions	459,046	623,338	627,191
(IV) Operating Expenses	1,574,384	1,140,054	1,268,909
(V) Gain/Loss on Securities Available-for-Sale and Held-to-Maturity	-61,426	-55,676	-50,081
(VI) Extraordinary Income	-584,904	-131,408	-199,120
(VII) Gross Income (I+II+III+IV+V-VI-VII)	1,837,650	2,284,702	2,710,562
(VIII) Average Gross Income (Total Gross Income/3)		2,777,638	
(IX) Value at Operational Risk (Av. Gross Income x 15% x 12.5)		**4,270,571**	

(Thousands of New Turkish Lira (YTL))

4.5 Foreign currency exchange rate risk

Foreign currency position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 30 June 2007, the Bank's net 'on balance sheet' foreign currency short position amounts to YTL 2,202,942 thousands (31 December 2006: YTL 2,825,652 thousands), net 'off-balance sheet' foreign currency long position amounts to YTL 2,181,991 thousands (31 December 2006: YTL 2,829,902 thousands), while net foreign currency short position amounts to YTL 20,951 thousands (31 December 2006: YTL 4,250 thousands, a net foreign currency long position).

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	US$	**EUR**	**Yen (100)**	**GBP**
The Bank's foreign currency purchase rates at balance sheet date	1,3040	1,7627	1,0567	2,6159
Foreign currency rates for the days before balance sheet date;				
Day 1	1,3040	1,7619	1,0565	2,6156
Day 2	1,3150	1,7706	1,0691	2,6330
Day 3	1,3240	1,7787	1,0810	2,6434
Day 4	1,3180	1,7742	1,0707	2,6350
Day 5	1,3150	1,7698	1,0629	2,6263
Last 30-day arithmetical average rates	1,3155	1,7648	1,0721	2,6117

(Thousands of New Turkish Lira (YTL))

Currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,143,772	64,928	244	7.336	3.216.280
Banks and Other Financial Institutions	194,312	1,064,262	16,917	32.470	1.307.961
Financial Assets at Fair Value through Profit/Loss	21,735	68,177	15	31	89.958
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	60,658	4,214,310	-	-	4.274.968
Loans	5.018.898	9.210.779	25.272	196.978	14.451.927
Investments in Associates, Subsidiaries and Joint-Ventures	284,859	36,610	-	-	321.469
Investments Held-to-Maturity	6,656	744.099	-	-	750.755
Derivative Financial Assets Held for Risk Management	-	3,362	-	-	3.362
Tangible Assets	-	494	-	674	1.168
Intangible Assets	-	124	-	79	203
Other Assets	11,389	50,179	-	806	62.374
Total Assets	**8,742,279**	**15,457,324**	**42,448**	**238,374**	**24,480,425**
Liabilities					
Bank Deposits	92,190	358,331	43	37,714	488.278
Foreign Currency Deposits	5,816,830	10.513.043	68,329	447.070	16.845.272
Interbank Money Market Takings	-	330,228	-	-	330.228
Other Fundings	1,649,924	6,952,740	1.478	-	8.604.142
Securities Issued	-	-	-	-	-
Miscellaneous Payables	24,080	19,299	16	88	43.483
Derivative Financial Liabilities Held for Risk Management	-	4,769	-	-	4,769
Other Liabilities (*)	98,063	194,933	2,674	71,525	367,195
Total Liabilities	**7,681,087**	**18,373,343**	**72,540**	**556,397**	**26,683,367**
Net 'On Balance Sheet' Position	**1,061,192**	**-2,916,019**	**-30,092**	**-318,023**	**-2,202,942**
Net 'Off-Balance Sheet' Position	**-1,084,555**	**2,888,955**	**26,675**	**350,916**	**2,181,991**
Derivative Assets	168,164	4,296,875	51.852	451.585	4.968.476
Derivative Liabilities	1,252,719	1,407,920	25.177	100.669	2.786.485
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**8,225,075**	**13,117,659**	**16,188**	**176,743**	**21,535,665**
Total Liabilities	**6,908,285**	**16,946,207**	**19,815**	**487,010**	**24,361,317**
Net 'On Balance Sheet' Position	**1,316,790**	**-3,828,548**	**-3,627**	**-310,267**	**-2,825,652**
Net 'Off-Balance Sheet' Position	**-1,307,253**	**3,786,385**	**3,197**	**347,573**	**2,829,902**
Derivative Assets	148,462	4,466,731	3,197	434,199	5.052.589
Derivative Liabilities	1,455,715	680,346	-	86.626	2.222.687
Non-Cash Loans	-	-	-	-	-

(*) Other liabilities also include gold deposits of YTL 67,995 thousands.

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset- liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

(Thousands of New Turkish Lira (YTL))

4.6.1 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Current Period	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,590,411	-	-	-	-	1,488,965	5,079,376
Banks and Other Financial Institutions	786,825	30,554	13,179	-	840,402	226,006	1,896,966
Financial Assets at Fair Value through Profit/Loss	18,363	36,397	17,772	14,388	67,022	1,403	155,345
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,474,331	4,067,468	1,009,364	283,458	3,379,580	84,331	10,298,532
Loans	8,422,893	6,233,766	3,915,863	3,176,096	10,983,666	268,467	33,000,751
Investments Held-to-Maturity	523,493	2,836,613	2,218	462,381	723,942	-	4,548,647
Other Assets	18,894	8,084	207,308	4,610	32,905	2,241,450	2,513,251
Total Assets	**14,835,210**	**13,212,882**	**5,165,704**	**3,940,933**	**16,027,517**	**4,310,622**	**57,492,868**
Liabilities							
Bank Deposits	348,237	127,643	14,493	4,929	655,268	356,525	1,507,095
Other Deposits	21,543,819	2,657,579	571,860	444,042	44,470	6,712,452	31,974,222
Interbank Money Market Takings	4,011,674	602,935	-	198,721	801,902	-	5,615,232
Miscellaneous Payables	-	-	-	-	-	1,671,607	1,671,607
Securities Issued	-	-	-	-	-	-	-
Other Fundings	58,159	447,221	491,042	1,519,478	6,654,158	-	9,170,058
Other Liabilities	154,671	220,359	25,205	40,844	45,040	7,068,535	7,554,654
Total Liabilities	**26,116,560**	**4,055,737**	**1,102,600**	**2,208,014**	**8,200,838**	**15,809,119**	**57,492,868**
On Balance Sheet Long Position	-	**9,157,145**	**4,063,104**	**1,732,919**	**7,826,679**	-	-
On Balance Sheet Short Position	**-11,281,350**	-	-	-	-	**-11,498,497**	-
Off-Balance Sheet Long Position	**12,666**	**3,790**	**1,077**	**137**	-	-	**17,670**
Off-Balance Sheet Short Position	**-14,186**	**-8,615**	**-1,003**	**-168**	-	-	**-23,972**
Total Position	**-11,282,870**	**9,152,320**	**4,063,178**	**1,732,888**	**7,826,679**	**-11,498,497**	**-6,302**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Current Period	Euro	US$	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.97	-	-	13.13
Banks and Other Financial Institutions	4.05	5.41	0.55	22.20
Financial Assets at Fair Value through Profit/Loss	6.04	8.52	-	19.39
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.64	7.89	-	19.03
Loans	5.97	7.54	2.13	24.94
Investments Held-to-Maturity	9.14	9.48	-	20.57
Liabilities				
Bank Deposits	4.05	5.74	-	13.44
Other Deposits	2.57	4.13	0.45	15.77
Interbank Money Market Takings	-	5.50	-	11.27
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.26	5.89	1.63	17.66

(Thousands of New Turkish Lira (YTL))

4.6.2 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Prior Period	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,425,434	-	-	-	-	1,851,438	5,276,872
Banks and Other Financial Institutions	713,825	15,199	15,090	425	15,077	136,826	896,442
Financial Assets at Fair Value through Profit/Loss	8,538	25,201	47,816	8,135	58,769	-	148,459
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,760,022	3,895,051	1,286,994	202,453	2,417,094	66,316	9,627,930
Loans	7,905,344	5,171,776	2,417,330	5,329,049	6,341,646	185,345	27,350,490
Investments Held-to-Maturity	530,310	2,375,743	4,879	462,785	1,245,130	-	4,618,847
Other Assets	208,608	7,857	3,903	203,501	40,998	1,903,006	2,367,873
Total Assets	**14,552,081**	**11,490,827**	**3,776,012**	**6,206,348**	**10,118,714**	**4,142,931**	**50,286,913**
Liabilities							
Bank Deposits	560,366	153,754	10,324	3,742	17,306	268,782	1,014,274
Other Deposits	19,719,324	2,380,000	324,068	314,835	764	6,385,772	29,124,763
Interbank Money Market Takings	3,607,983	213,447	-	-	992,463	-	4,813,893
Miscellaneous Payables	-	-	-	-	-	1,326,830	1,326,830
Securities Issued	-	-	-	-	-	-	-
Other Fundings	48,011	146,293	1,451,335	930,632	5,314,134	-	7,890,405
Other Liabilities	1,467,136	168,277	111,222	210,128	11,845	4,148,140	6,116,748
Total Liabilities	**25,402,820**	**3,061,771**	**1,896,949**	**1,459,337**	**6,336,512**	**12,129,524**	**50,286,913**
On Balance Sheet Long Position	**-**	**8,429,056**	**1,879,063**	**4,747,011**	**3,782,202**	**-**	**-**
On Balance Sheet Short Position	**-10,850,739**	**-**	**-**	**-**	**-**	**-7,986,593**	**-**
Off-Balance Sheet Long Position	**20,773**	**192**	**-**	**-**	**-**	**-**	**20,965**
Off-Balance Sheet Short Position	**-10,521**	**-167**	**-**	**-**	**-**	**-**	**-10,688**
Total Position	**-10,840,487**	**8,429,081**	**1,879,063**	**4,747,011**	**3,782,202**	**-7,986,593**	**10,277**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Prior Period	Euro	US$	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.73	-	-	14.43
Banks and Other Financial Institutions	3.55	5.29	-	15.17
Financial Assets at Fair Value through Profit/Loss	5.63	7.37	-	19.74
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.34	8.15	-	20.60
Loans	5.73	7.62	2.80	25.16
Investments Held-to-Maturity	9.14	9.48	-	17.53
Liabilities				
Bank Deposits	3.69	5.90	-	18.56
Other Deposits	2.02	3.42	0.68	15.77
Interbank Money Market Takings	-	5.45	-	17.14
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	3.32	5.97	-	17.58

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,488,965	3,590,411	-	-	-	-	-	5,079,376
Banks and Other Financial Institutions	226,006	786,825	30,554	13,179	-	840,402	-	1,896,966
Financial Assets at Fair Value through Profit/Loss	1,403	17,837	12,836	17,722	14,485	91,062	-	155,345
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	84,331	1,474,331	4,067,468	1,009,364	283,458	3,379,580	-	10,298,532
Loans	72,627	6,038,717	2,874,099	2,659,218	2,800,875	18,286,748	268,467	33,000,751
Investments Held-to-Maturity	-	-	490,036	2,218	462,381	3,594,012	-	4,548,647
Other Assets	182,428	155,687	8,084	207,308	4,610	32,905	1,922,229	2,513,251
Total Assets	**2,055,760**	**12,063,808**	**7,483,077**	**3,909,009**	**3,565,809**	**26,224,709**	**2,190,696**	**57,492,868**
Liabilities								
Bank Deposits	356,525	348,237	127,643	14,493	4,929	655,268	-	1,507,095
Other Deposits	6,712,451	21,537,264	2,645,832	555,882	410,486	112,307	-	31,974,222
Other Fundings	-	58,159	447,221	491,042	1,519,478	6,654,158	-	9,170,058
Interbank Money Market Takings	-	4,011,674	602,935	-	198,721	801,902	-	5,615,232
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	132,231	1,539,376	-	-	-	-	-	1,671,607
Other Liabilities (**)	122,238	238,891	283,660	25,205	40,844	45,040	6,798,776	7,554,654
Total Liabilities	**7,323,445**	**27,733,601**	**4,107,291**	**1,086,622**	**2,174,458**	**8,268,675**	**6,798,776**	**57,492,868**
Liquidity Gap	**-5,267,685**	**-15,669,793**	**3,375,786**	**2,822,387**	**1,391,351**	**17,956,034**	**-4,608,080**	**-**
Prior Period								
Total Assets	**2,221,082**	**11,060,981**	**4,546,213**	**2,450,768**	**4,664,060**	**23,299,137**	**2,044,672**	**50,286,913**
Total Liabilities	**6,840,775**	**25,301,776**	**3,061,771**	**1,900,095**	**1,462,482**	**6,336,512**	**5,383,503**	**50,286,913**
Liquidity Gap	**-4,619,693**	**-14,240,795**	**1,484,442**	**550,674**	**3,201,579**	**16,962,625**	**-3,338,831**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**)Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5 Disclosures and Footnotes on Unconsolidated Financial Statements

5.1 Assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	170,206	116,900	181,169	146,565
Central Bank of Turkey	1,689,051	3,090,906	1,700,078	3,226,830
Others	3,839	8,474	4,088	18,142
Total	**1,863,096**	**3,216,280**	**1,885,335**	**3,391,537**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	4,693	1,184,854	621	1,500,852
Unrestricted Time Deposits	-	-	500,730	-
Restricted Time Deposits	-	-	-	-
Reserve Deposits	1,684,358	1,906,052	1,198,727	1,725,978
Total	**1,689,051**	**3,090,906**	**1,700,078**	**3,226,830**

The banks operating in Turkey keep reserve deposits for Turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 11%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. Interest rates applied for reserve requirements by the Central Bank of Turkey are 13.12% for YTL deposits and 2.530%-1.965% for foreign currency deposits.

5.1.2 Further information on financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

None.

5.1.2.2 Positive differences on trading derivative instruments

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	10,182	469	7,520	899
Swap Transactions	807	5,843	59	2,963
Futures	-	102	-	-
Options	13,622	1,174	2,639	210
Other	-	-	-	-
Total	**24,611**	**7,588**	**10,218**	**4,072**

(Thousands of New Turkish Lira (YTL))

5.1.3 Banks and other financial institutions

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	**589,005**	**1,307,961**	62,480	833,962
Domestic banks	40,366	304,244	7,472	446,883
Foreign banks	548,639	1,003,717	55,008	387,079
Foreign headoffices and branches	-	-	-	-
Other Financial Institutions	-	-	-	-
Total	**589,005**	**1,307,961**	**62,480**	**833,962**

Due from foreign banks:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in YTL include government bonds. Carrying values of such securities with total face value of YTL 477,810 thousands (31 December 2006: YTL 454,760 thousands), is YTL 475,154 thousands (31 December 2006: YTL 460,717 thousands). The related accrued interests amount to YTL 33,171 thousands (31 December 2006: YTL 51,015 thousands).

Collateralized financial assets available-for-sale in foreign currencies include eurobonds and other foreign currency government securities. The carrying values of such securities with total face value of US$ 417,770,000 (31 December 2006: US$ 411,670,000), is US$ 409,934,424 (31 December 2006: US$ 405,158,355). The related accrued interests and impairment losses amount to US$ 17,752,999 (31 December 2006: US$ 18,845,582) and US$ 57,089 (31 December 2006: US$ 28,485), respectively.

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	508,325	557,630	511,732	591,446
Assets subject to Repurchase Agreements	3,010,958	278,093	3,883,783	450,580
Total	**3,519,283**	**835,723**	**4,395,515**	**1,042,026**

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**10,214,200**	**9,564,288**
Quoted at Stock Exchange	6,944,397	7,155,806
Unquoted at Stock Exchange	3,269,803	2,408,482
Common Shares	**29,306**	**29,416**
Quoted at Stock Exchange	11,932	12,042
Unquoted at Stock Exchange	17,374	17,374
Value Increases/(Impairment Losses)	**55,026**	**34,226**
Total	**10,298,532**	**9,627,930**

(Thousands of New Turkish Lira (YTL))

As of 30 June 2007, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 1,125,000,000 (31 December 2006: USD 625,000,000) and a total carrying value of USD YTL 1,513,274 thousands (31 December 2006: YTL 897,013 thousands).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	13	1,078	2	8,253
Corporates	13	1,078	2	8,253
Individuals	-	-	-	-
Indirect Lendings to Shareholders	26,675	116,364	21,033	41,793
Loans to Employees	48,342	-	37,034	-
Total	75,030	117,442	58,069	50,046

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	32,623,957	-	-	108,327
Discounted Bills	86,323	-	-	-
Export Loans	2,672,315	-	-	41,907
Import Loans	33,561	-	-	-
Loans to Financial Sector	885,130	-	-	-
Foreign Loans	1,141,086	-	-	-
Consumer Loans	6,655,792	-	-	-
Credit Cards	5,179,384	-	-	-
Precious Metal Loans	141,638	-	-	-
Other	15,828,728	-	-	66,420
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	32,623,957	-	-	108,327

5.1.5.3 Maturity analysis of cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards:

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	**130,968**	**5,653,728**	**5,784,696**
Housing Loans	3,859	2,923,678	2,927,537
Automobile Loans	14,272	1,066,279	1,080,551
General Purpose Loans	112,837	1,663,771	1,776,608
Other	-	-	-
Consumer Loans – FC-indexed	**12,131**	**517,454**	**529,585**
Housing Loans	5,905	448,449	454,354
Automobile Loans	1,116	43,699	44,815
General Purpose Loans	5,110	25,306	30,416
Other	-	-	-
Consumer Loans – FC	**7**	**7,861**	**7,868**
Housing Loans	-	305	305
Automobile Loans	-	7,080	7,080
General Purpose Loans	7	476	483
Other	-	-	-
Retail Credit Cards – YTL	**4,932,695**	-	**4,932,695**
With Installment	2,386,937	-	2,386,937
Without Installment	2,545,758	-	2,545,758
Retail Credit Cards – FC	**28,715**	-	**28,715**
With Installment	-	-	-
Without Installment	28,715	-	28,715
Personnel Loans – YTL	**5,929**	**9,346**	**15,275**
Housing Loan	-	266	266
Automobile Loans	-	34	34
General Purpose Loans	5,929	9,046	14,975
Other	-	-	-
Personnel Loans - FC-indexed	-	**6**	**6**
Housing Loans	-	-	-
Automobile Loans	-	6	6
General Purpose Loans	-	-	-
Other	-	-	-
Personnel Loans – FC	**33**	**38**	**71**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	33	38	71
Other	-	-	-
Personnel Credit Cards – YTL	**32,990**	-	**32,990**
With Installment	14,209	-	14,209
Without Installment	18,781	-	18,781
Personnel Credit Cards – FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Deposit Accounts– YTL (real persons)	**318,291**	-	**318,291**
Deposit Accounts– FC (real persons)	-	-	-
Total	**5,461,759**	**6,188,433**	**11,650,192**

(Thousands of New Turkish Lira (YTL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – YTL	**212,302**	**2,316,077**	**2,528,379**
Real Estate Loans	2,947	307,865	310,812
Automobile Loans	48,726	1,145,729	1,194,455
General Purpose Loans	160,629	862,483	1,023,112
Other	-	-	-
Installment-based Commercial Loans - FC-indexed	**37,815**	**287,415**	**325,230**
Real Estate Loans	-	50,029	50,029
Automobile Loans	3,611	143,916	147,527
General Purpose Loans	34,204	93,470	127,674
Other	-	-	-
Installment-based Commerical Loans – FC	**72**	**1,688**	**1,760**
Real Estate Loans	-	91	91
Automobile Loans	19	1,022	1,041
General Purpose Loans	53	575	628
Other	-	-	-
Corporate Credit Cards – YTL	**181,158**	**-**	**181,158**
With Installment	-	-	-
Without Installment	181,158	-	181,158
Corporate Credit Cards – FC	**3,826**	**-**	**3,826**
With Installment	1,003	-	1,003
Without Installment	2,823	-	2,823
Deposit Accounts– YTL (corporate)	**403,215**	**-**	**403,215**
Deposit Accounts– FC (corporate)	-	-	-
Total	**838,388**	**2,605,180**	**3,443,568**

5.1.5.6 Allocation of loan customers

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	31,591,198	26,893,298
Foreign Loans	1,141,086	271,347
Total	**32,732,284**	**27,165,145**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	307,013	124,139
Indirect Lending	-	-
Total	**307,013**	**124,139**

(Thousands of New Turkish Lira (YTL))

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	20,793	23,281
Doubtful Loans and Receivables	82,650	58,177
Uncollectible Loans and Receivables	395,636	369,786
Total	**499,079**	**451,244**

5.1.5.10 Non-performing loans(NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled (gross amounts before specific provisions):

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Restructured Loans and Receivables	-	-	5,882
Rescheduled Loans and Receivables	-	-	-
Total			5,882
Prior Period			
Restructured Loans and Receivables	-	-	32,547
Rescheduled Loans and Receivables	-	-	-
Total			32,547

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	78,232	117,448	440,909
Additions (+)	295,594	30,216	5,677
Transfer from Other NPL Categories (+)	-	178,946	97,227
Transfer to Other NPL Categories (-)	178,946	97,227	17,340
Collections during the Period (-)	59,091	48,786	59,270
Write-offs (-)	9	12	16,022
Balances at End of Period	**135,780**	**180,585**	**451,181**
Specific Provisions (-)	20,793	82,650	395,636
Net Balance on Balance Sheet	**114,987**	**97,935**	**55,545**

(Thousands of New Turkish Lira (YTL))

Non-performing loans in foreign currencies:

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Group V Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	192	4,245	83,478
Specific Provisions (-)	65	422	56,732
Net Balance at Balance Sheet	127	3,823	26,746
Prior Period			
Balance at End of Period	161	581	103,662
Specific Provisions (-)	22	154	62,002
Net Balance at Balance Sheet	139	427	41,660

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.6 Investments held-to-maturity

5.1.6.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	250,671	22,656	229,691	35,469
Investments subject to Repurchase Agreements	3,091,367	187,546	1,057,869	293,706
Total	**3,342,038**	**210,202**	**1,287,560**	**329,175**

5.1.6.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	4,414,196	4,475,929
Treasury Bills	-	-
Other Government Securities	131,429	140,966
Total	**4,545,625**	**4,616,895**

5.1.6.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	4,592,504	4,656,239
Quoted at Stock Exchange	3,928,270	3,943,582
Unquoted at Stock Exchange	664,234	712,657
Impairment Losses (-)	43,857	37,392
Total	**4,548,647**	**4,618,847**

(Thousands of New Turkish Lira (YTL))

5.1.6.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**4,618,847**	**2,475,574**
Foreign Currency Differences On Monetary Assets	-55,194	38,142
Purchases during the Period	1,118	3,801,796
Disposals through Sales/Redemptions (-)	2,744	1,610,397
Impairment Losses (-)	6,465	13,842
Change in Redeemed Costs	-6,915	-72,426
Balances at End of Period	**4,548,647**	**4,618,847**

The Bank reclassified certain investment securities, classified in its available-for-sale portfolio, amounting YTL 2,993,773 thousands with total face value of YTL 2,936,112 thousands to its investments held-to-maturity portfolio in compliance with the "Regulation on Accounting Standards" in the prior period. Such securities are included in "purchases during the period" line above in the movement table of investments held-to-maturity for the period at their fair values of YTL 3,108,957 thousands as of their reclassification dates. The value increases of such securities amounting YTL 23,083 thousands are recorded under the shareholders' equity and amortized through the income statement up to their maturities as earned.

5.1.7 Investments in associates

5.1.7.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Sigorta AŞ	Istanbul / Turkey	20.00	20.00
2	Bankalararası Kart Merkezi AŞ	Istanbul / Turkey	10.15	10.15

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	299,367	124,492	15,626	9,661	386	30,724	29,058	-
2	13,217	10,571	3,897	711	-	934	926	-

(Thousands of New Turkish Lira (YTL))

5.1.7.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	1,177	30,635
Movements during the Period	11,515	-29,458
Acquisitions and Capital Increases	-	-
Bonus Shares Received (*)	203	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	29,458
Reclassifications (**)	11,312	-
Increase/Decrease in Market Values	-	-
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	12,692	1,177
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Bankalararası Kart Merkezi AŞ has increased its share capital from YTL 4,000 thousands to YTL 6,000 thousands through appropriation from its extraordinary reserves.

(**) Following the sale of 80% shares in Garanti Sigorta AŞ previously classified as Investments in Subsidiaries, to Eureko BV on 21 June 2007, the remaining 20% shares are reclassified to Investments in Associates.

5.1.7.3 Sectoral distribution of investments and associates

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	11,312	-
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	1,380	1,177

5.1.7.4 Quoted associates

None.

5.1.7.5 Valuation methods of investments in associates

Investments in Associates	Current Period	Prior Period
Valued at Cost	12,692	1,177
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	-	-

5.1.7.6 Investments in associates sold during the current period

None.

5.1.7.7 Investments in associates acquired during the current period

None.

(Thousands of New Turkish Lira (YTL))

5.1.8 Investments in subsidiaries

5.1.8.1 Investments in subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Doğuş Hiz. Yön. ve Org. Danış. AŞ	Istanbul/Turkey	93.40	100.00
4	Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hiz. AŞ	Istanbul/Turkey	100.00	100.00
5	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	98.93
6	Garanti Faktoring Hiz. AŞ (1)	Istanbul/Turkey	55.40	55.40
7	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	100.00
8	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	100.00
9	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	84.91
10	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
11	Garanti Bank Moscow	Moscow/Russia	75.02	99.94
12	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
13	Garanti Fund Management Co. Ltd	Valetta/Malta	99.50	100.00

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	11,638	7,281	566	-	627	365	-100,385	-
2	17,093	5,881	666	-	1,032	1,334	3,969	-
3	1,295	1,234	34	21	48	483	477	-
4	365	156	44	-	-	-3	-185	-
5	1,648,801	180,983	17,167	87,111	-	24,517	73,218	-
6	499,015	29,872	1,388	12,520	-	1,250	7,062	97,530
7	26,725	22,804	2,259	1,472	1,435	4,393	3,726	-
8	15,884	15,284	1,521	262	1,055	113	2,488	-
9	622,517	73,961	6,642	6,726	6,044	23,682	-17,003	-
10	5,266,099	346,935	64,508	158,498	61,536	22,759	31,277	-
11	477,170	68,710	1,482	15,778	4,382	5,864	16,217	-
12	10,118	9,601	-	175	-	-99	6,396	-
13	80	-	-	-	-	-	-267	-

(1) Financial information is as of 31 March 2007, but fair value information is as of 30 June 2007.

5.1.8.2 Movement of investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**604,152**	**611,151**
Movements during the Period	**-19,348**	**-6,999**
Acquisitions and Capital Increases	-	14,685
Bonus Shares Received (*)	45,129	10,723
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	55,238	72,537
Reclassifications	-11,312	-
Increase/(Decrease) in Market Values	16,449	2,184
Currency Differences on Foreign Subsidiaries	-14,376	37,946
Impairment Losses (-)	-	-
Balance at End of Period	**584,804**	**604,152**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Garanti Bank International NV has increased its capital from EUR 134,750,000 to EUR 159,470,000 through appropriation from its retained earnings on 17 April 2007.

5.1.8.3 Sectoral distribution of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Banks	318,029	287,036
Insurance Companies	56,545	123,095
Factoring Companies	54,036	37,205
Leasing Companies	76,169	76,169
Finance Companies	72,517	72,757
Other Subsidiaries	7,508	7,890

5.1.8.4 Quoted subsidiaries

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	54,036	37,205
Quoted at International Stock Exchanges	-	-

5.1.8.5 Valuation methods of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Valued at Cost	523,331	559,128
Valued at Fair Value	54,036	37,205
Valued by Equity Method of Accounting	7,437	7,819

5.1.8.6 Investments in subsidiaries disposed during the current period

In the current period, the Bank sold its 80% shares in Garanti Sigorta AŞ representing YTL 48,000 thousands of nominal shares for EUR 365,000,000 and its 15% shares in Garanti Emeklilik ve Hayat AŞ representing YTL 7,500 thousands of nominal shares for EUR 100,000,000, both classified in Investments in Subsidiaries at total book values of YTL 56,562 thousands and YTL 66,534 thousands, respectively, to Eureko BV.

As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ.

(Thousands of New Turkish Lira (YTL))

5.1.8.7 Investments in subsidiaries acquired during the current period

None.

5.1.9 Investments in Joint-Ventures

None.

5.1.10 Lease receivables

None.

5.1.11 Derivative financial instruments held for risk management

5.1.11.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	3,362	-	4,799
Net foreign investment hedges	-	-	-	-
Total	-	**3,362**	-	4,799

5.1.12 Tangible assets (Net)

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.13 Intangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.14 Deferred tax assets

As of 30 June 2007, the Bank had a deferred tax asset of YTL 55,948 thousands (31 December 2006: YTL 38,188 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences.

The Bank did not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 30 June 2007. However, there was a deferred tax asset of YTL 101,403 thousands (31 December 2006: YTL 83,312 thousands) and deferred tax liability of YTL 45,455 thousands (31 December 2006: YTL 45,124 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods. For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

5.1.15 Assets held for sale

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.1.16 Other assets

5.1.16.1 Receivables from term sale of assets

	Current Period	Prior Period
Investments in Associates, Subsidiaries and Joint Ventures	166,733	169.619
Real Estates	87,346	92,680
Other Assets	2,843	2,843
Total	**256,922**	**265,142**

5.1.16.2 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	193.731	146.106
Prepaid Taxes	7,478	7.857

5.1.17 Accrued interest and income

The details of accrued interest and income allocated to the related items on the assets side of the balance sheet are as follows:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	32,625	11,149	29,990	8.704
Financial Assets at Fair Value through Profit or Loss	906	2,293	906	1.857
Banks and Other Financial Institutions	15,776	9,926	498	987
Interbank Money Markets	-	-	-	-
Financial Assets Available-for-Sale	421,913	127,357	386,190	137.297
Loans	328,934	211,812	225.008	227.878
Investments Held-to-Maturity	261,587	1,289	267,639	2.152
Other Accruals	11,519	-	11,188	414
Total	**1,073,260**	**363,826**	**921,419**	**379,289**

(Thousands of New Turkish Lira (YTL))

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	1,000,364	-	3,412,149	5,923,492	164,466	44,130	75,265	-	10,619,866
Foreign Currency Deposists	4,025,416	-	5,541,136	5,344,770	803,923	511,781	550,278	67,969	16,845,273
Residents in Turkey	3,671,740	-	5,291,326	5,214,578	762,638	464,355	432,455	67,215	15,904,307
Residents in Abroad	353,676	-	249,810	130,192	41,285	47,426	117,823	754	940,966
Public Sector Deposits	139,964	-	4,371	4,221	7	50	52	-	148,665
Commercial Deposits	1,439,011	-	1,861,211	800,226	12,662	8,357	7,302	-	4,128,769
Other	60,086	-	34,731	67,553	957	87	240	-	163,654
Precious Metal Deposits	47,610	-	1,363	1,303	2,725	1,359	13,635	-	67,995
Bank Deposits	356,525	-	348,238	127,643	14,493	4,929	655,267	-	1,507,095
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	5,139	-	14,005	-	11,471	4,393	-	-	35,008
Foreign Banks	302,954	-	325,995	127,643	3,022	536	655,267	-	1,415,417
Special Purpose Financial Institutions	48,432	-	8,238	-	-	-	-	-	56,670
Other	-	-	-	-	-	-	-	-	-
Total	7,068,976	-	11,203,199	12,269,208	999,233	570,693	1,302,039	67,969	33,481,317

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	858,171	-	2,634,237	5,359,621	171,765	34,720	57,271	-	9,115,785
Foreign Currency Deposists	3,921,229	-	5,310,261	4,608,753	633,879	256,678	560,530	66,739	15,358,069
Residents in Turkey	3,577,938	-	5,129,059	4,486,519	603,335	217,947	432,301	66,058	14,513,157
Residents in Abroad	343,291	-	181,202	122,234	30,544	38,731	128,229	681	844,912
Public Sector Deposits	13,447	-	8,047	6,792	7	46	48	-	28,387
Commercial Deposits	1,381,951	-	1,583,036	1,178,296	23,406	12,262	8,671	-	4,187,622
Other	178,253	-	28,762	170,388	305	19	217	-	377,944
Precious Metal Deposits	32,721	-	1,248	1,360	2,844	-	18,783	-	56,956
Bank Deposits	268,782	-	269,293	318,501	122,260	15,526	19,912	-	1,014,274
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	3,427	-	109,841	18,277	7,033	9,807	17,226	-	165,611
Foreign Banks	199,908	-	159,452	300,224	115,227	5,719	2,686	-	783,216
Special Purpose Financial Institutions	65,447	-	-	-	-	-	-	-	65,447
Other	-	-	-	-	-	-	-	-	-
Total	6,654,554	-	9,834,884	11,643,711	954,466	319,251	665,432	66,739	30,139,037

(Thousands of New Turkish Lira (YTL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	5,190,353	4,517,802	5,301,372	4,529,157
Foreign Currency Saving Deposits	3,154,039	3,015,500	6,442,631	5,151,654
Other Deposits	2,860	3,417	58,595	45,860
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.1.3 Saving deposits out of the insurance coverage limits of Saving Deposit Insurance Fund

Saving Deposits at	Current Period	Prior Period
Foreign Branches	336,720	239,732
Off-Shore Branches	-	-

5.2.2 Derivative financial liabilities held for trading

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward deals	4,399	256	2,830	602
Swaps	393,333	5,136	216,466	2,145
Futures	-	-	-	-
Options	6,261	492	470	389
Other			-	-
Total	**403,993**	**5,884**	**219,766**	**3,136**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	219,275	52,020	192,435	53,445
Foreign Banks, Institutions and Funds	346,641	7,886,217	317,606	7,326,919
Total	**565,916**	**7,938,237**	**510,041**	**7,380,364**

(Thousands of New Turkish Lira (YTL))

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	565,916	1,625,355	510,041	1,876,506
Medium and Long-Term	-	6,312,882	-	5,503,858
Total	**565,916**	**7,938,237**	**510,041**	**7,380,364**

5.2.3.2 Disclosures for concentration areas of the Bank's borrowings according to customers or sector groups providing funds or other risk concentrating criterias

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.4 Other liabilities

Funds provided through repurchase transactions:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	**4,481,781**	-	**3,476,521**	-
Financial Institutions and Organizations	4,438,832	-	59,156	-
Other Institutions and Organizations	-	-	3,373,115	-
Individuals	42,949	-	44,250	-
Foreign Transactions	**803,223**	**330,228**	**780,251**	**557,121**
Financial Institutions and Organizations	801,902	330,228	779,578	557,121
Other Institutions and Organizations	1,122	-	378	-
Individuals	199	-	295	-
Total	**5,285,004**	**330,228**	**4,256,772**	**557,121**

5.2.5 Lease payables

5.2.5.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	50,223	47,289	37,364	34,074
1-4 Years	6,554	5,804	12,313	10,664
More than 4 Years	-	-	-	-
Total	**56,777**	**53,093**	**49,677**	**44,738**

5.2.5.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

(Thousands of New Turkish Lira (YTL))

5.2.6 Negative differences on derivative financial liabilities held for risk management

Derivative Financial Liabilities held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	4,769	-	-
Net foreign investment hedges	-	-	-	-
Total	-	**4,769**	-	-

5.2.7 Provisions

5.2.7.1 General provisions

	Current Period	Prior Period
General Provision for	**224,458**	**158,466**
Loans and Receivables in Group I	198,330	138,632
Loans and Receivables in Group II	489	490
Non-Cash Loans	25,639	19,344
Other	-	-

5.2.7.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	19,810	12,392
Medium and Long-Term Loans	37,518	7,344
Total	**57,328**	**19,736**

5.2.7.3 Provisions for non-cash loans that are not indemnified or converted into cash

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.7.4 Other provisions

5.2.7.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	32,000	30,000

The Bank provided a general reserve in the amount of YTL 32,000 thousands in the current period against the possible adverse effects of the potential risks in the economy.

5.2.7.4.2 Other provisions

	Current Period	Prior Period
Reserve for Employee Benefits	149,000	128,818
Provision for Promotion Expenses of Credit Cards (*)	41,859	46,051
Other Provisions	55,373	62,100
Total	**246,232**	**236,969**

(*) The Bank provides fully for the committed promotion expenses of credit cards as of the balance sheet date.

(Thousands of New Turkish Lira (YTL))

5.2.8 Taxes and other duties payable

5.2.8.1 Current tax liability

5.2.8.1.1 Tax liability

As of 30 June 2007, after netting with the prepaid taxes, the Bank had a current tax liability of YTL 176,590 thousands (31 December 2006: YTL 121,650 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.8.1.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	176,590	121,650
Taxation on Securities Income	44,132	31,202
Taxation on Real Estates Income	871	677
Banking Insurance Transaction Tax	23,603	23,563
Foreign Exchange Transaction Tax	3,240	3,252
Value Added Tax Payable	790	1,248
Others	8,417	9,923
Total	**257,643**	**191,515**

5.2.8.1.3 Premiums

	Current Period	Prior Period
Social Security Premiums-Employees	7	2
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	711	3
Bank Pension Fund Premium-Employer	1,090	11
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	476	462
Unemployment Insurance-Employer	881	850
Others	-	-
Total	**3,165**	**1,333**

5.2.8.2 Deferred tax liability

None.

5.2.9 Payables for assets held for sale

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.10 Subordinated loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.2.11 Shareholders' equity

5.2.11.1 Paid-in capital

	Current Period	Prior Period
Common Shares	2,100,000	2,100,000
Preference Shares	-	-

5.2.11.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	2,100,000	7,000,000
Preference Shares	-	-

5.2.11.3 Capital increases in current period

None.

5.2.11.4 Capital increases from capital reserves in current period

None.

5.2.11.5 Capital commitments for current and future financial periods

None.

5.2.11.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.11.7 Information on privileges given to stocks representing the capital

None.

5.2.11.8 Securities value increase fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Investments in Associates, Subsidiaries and Joint-ventures	**-69,308**	**-**	**-71,258**	**-**
Valuation difference	21,084	-	7,619	-
Exchange rate difference	-90,392	-	-78,877	-
Securities Available-for-Sale	**80,195**	**67,162**	**60,764**	**71,337**
Valuation difference	80,195	67,162	60,764	71,337
Exchange rate difference	-	-	-	-
Total	**10,887**	**67,162**	**-10,494**	**71,337**

(Thousands of New Turkish Lira (YTL))

5.2.11.9 Revaluation surplus

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain On Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	27,717	-	-	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-

5.2.11.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Garanti Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Garanti Sigorta AŞ by YTL 561 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Garanti Yatırım Menkul Değerler AŞ by YTL 942 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.11.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	137,817	84,776
II. Legal Reserve	18,790	7,358
Special Reserves	-	-

As per the decisions made on the Annual General Assembly on 17 April 2007, 5% of prior periods' profit is allocated to legal reserves.

5.2.11.12 Extraordinary reserves

	Current Period	Prior Period
Legal reserves that was allocated to be in compliance with the decisions made on the Annual General Assembly	1,353,965	601,953
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-

As per the decisions made on the Annual General Assembly on 17 April 2007, the remaining prior periods' profit after the appropriation to legal reserves, are allocated to extraordinary reserves.

5.2.12 Accrued interest and expenses

The details of accrued interest and expenses allocated to the related items on the liability side of the balance sheet are as follows:

	Current Period		Prior Period	
	FC	YTL	FC	YTL
Deposits	132,866	52,628	119,029	42,246
Funds Borrowed	54,326	82,240	24,460	62,002
Interbank Money Markets	99,057	4,230	52,445	10,434
Other Accruals	21,229	2,615	5,667	10,732
Total	**307,478**	**141,713**	**201,601**	**125,414**

(Thousands of New Turkish Lira (YTL))

5.3 Off-Balance Sheet Items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	4,774,922	4,575,955
Letters of Guarantee in YTL	3,513,804	2,687,808
Letters of Credit	1,705,694	1,505,384
Bills of Exchange and Acceptances	140,288	143,541
Prefinancings	-	-
Total	**10,134,708**	**8,912,688**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 1,567 thousands (31 December 2006: YTL 1,694 thousands) is made for unliquidated non-cash loans of YTL 5,577 thousands (31 December 2006: YTL 6,621 thousands) recorded under the off-balance sheet items in the accompanying financial statements.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 30 June 2007, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 625,000,000 (31 December 2006: USD 625,000,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	**268,685**	**293,794**
With Original Maturity of 1 Year or Less	53,598	41,294
With Original Maturity of More Than 1 Year	215,087	252,500
Other Non-Cash Loans	**10,520,108**	**9,232,482**
Total	**10,788,793**	**9,526,276**

(Thousands of New Turkish Lira (YTL))

5.3.1.4 *Sectoral risk concentration of non-cash loans*

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**15,872**	**0.45**	**13,830**	**0.19**	**12,136**	**0.45**	**13,193**	**0.19**
Farming and Stockbreeding	14,491	0.41	13,830	0.19	11,226	0.42	13,193	0.19
Forestry	55	-	-	-	80	-	-	-
Fishery	1,326	0.04	-	-	830	0.03	-	-
Manufacturing	**1,170,175**	**33.29**	**2,888,475**	**39.71**	**709,238**	**26.38**	**2,778,048**	**40.63**
Mining	327,648	9.32	22,589	0.31	66,001	2.45	28,819	0.42
Production	811,472	23.09	2,468,786	33.94	627,430	23.34	2,458,165	35.95
Electricity, Gas, Water	31,055	0.88	397,100	5.46	15,807	0.59	291,064	4.26
Construction	**567,717**	**16.16**	**1,464,940**	**20.14**	**438,975**	**16.33**	**1,235,059**	**18.06**
Services	**1,563,280**	**44.49**	**2,714,819**	**37.31**	**1,410,591**	**52.47**	**2,658,889**	**38.88**
Wholesale and Retail Trade	1,002,822	28.54	832,593	11.44	857,786	31.90	812,314	11.88
Hotel, Food and Beverage Services	72,288	2.06	64,897	0.89	68,449	2.55	106,313	1.55
Transportation and Telecommunication	83,672	2.38	459,706	6.32	73,029	2.72	594,163	8.69
Financial Institutions	358,318	10.20	1,327,224	18.24	370,255	13.77	1,118,742	16.36
Real Estate and Renting Services	13,111	0.37	12,264	0.17	12,032	0.45	11,685	0.17
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	5,328	0.15	3,623	0.05	5,750	0.21	4,763	0.07
Health and Social Services	27,741	0.79	14,512	0.20	23,290	0.87	10,909	0.16
Other	**196,883**	**5.61**	**192,802**	**2.65**	**117,571**	**4.37**	**152,576**	**2.24**
Total	**3,513,927**	**100.00**	**7,274,866**	**100.00**	**2,688,511**	**100.00**	**6,837,765**	**100.00**

5.3.1.5 *Non-cash loans classified under Group I and II*

	Group I		Group II	
	TL	FC	TL	FC
Non-Cash Loans	**3,510,859**	**7,272,357**	-	-
Letters of Guarantee	3,510,736	4,773,952	-	-
Bills of Exchange and Bank Acceptances	75	140,213	-	-
Letters of Credit	48	2,358,192	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	-	-	-	-

5.3.2 Financial derivative instruments

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.3.3 Contingent liabilities and assets

The monetary losses amounting YTL 712,872 thousands incurred in the 2001 financial year as a result of the inflation accounting applied in compliance with the Temporary article no.4 added to the Banks Law no.4389 through the Law no.4743, were net off with extraordinary reserves, legal reserves and capital reserves from inflation adjustments to equity items. As per the Temporary article no.4/13 of the same Law and the statements of the reiterated article 14/1a of the Corporate Tax Law no.5422, these losses have not been taking into account in the tax returns of the year 2001 and subsequent years, whereas such losses should have been deducted from the taxable income. Accordingly, the tax returns were submitted with a condition stating that such losses should have been deducted and the Bank may appeal to the tax court for the tax return. Following the rejection of this condition by the tax office, the Bank appealed to the tax court for the corporate tax return of the year 2004 and the temporary tax periods of the year 2005 and the tax court decided in favour of the Bank. However, as of the reporting date, the judgement process continues.

5.3.4 Services rendered on behalf of third parties

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4 Income Statement

5.4.1 Interest Income

5.4.1.1 Interest income from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-term loans	988,928	85,608	765,813	79,565
Medium and long-term loans	424,065	346,356	231,351	236,658
Loans under follow-up	11,157	-	23,655	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**1,424,150**	**431,964**	**1,020,819**	**316,223**

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	18,312	-	7,546	-
Domestic Banks	7,644	386	3,494	3,400
Foreign Banks	15,345	69,487	7,007	24,451
Foreign Headoffices and Branches	-	-	-	-
Total	**41,301**	**69,873**	**18,047**	**27,851**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	7,638	4,120	6,193	9,851
Financial Assets Valued at Fair Value through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	556,482	167,717	421,076	133,349
Investments Held-to-Maturity	304,026	23,803	65,279	97,472
Total	**868,146**	**195,640**	**492,548**	**240,672**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	7,381	1,816

5.4.2 Interest Expenses

5.4.2.1 Interest expenses on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	**44,017**	**199,076**	**8,552**	**152,148**
Central Bank of Turkey	-	-	-	-
Domestic Banks	14,980	1,324	8,552	1,269
Foreign Banks	29,037	197,752	-	150,879
Foreign Headoffices and Branches	-	-	-	-
Other Institutions	-	**19,047**	-	**10,310**
Total	**44,017**	**218,123**	**8,552**	**162,458**

(Thousands of New Turkish Lira (YTL))

5.4.2.2 *Interest expenses paid to associates and subsidiaries*

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	14,257	8,528

5.4.2.3 *Interest expenses on securities issued*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.4 *Maturity structure of interest expense on deposits*

Account Description	Demand Deposits	Time Deposits						Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	
Turkish Lira								
Bank Deposits	164	42,676	-	-	-	-	-	42,840
Saving Deposits	870	271,845	492,457	14,667	3,664	5,642	-	789,145
Public Sector Deposits	-	1,080	622	-	4	4	-	1,710
Commercial Deposits	4,531	225,349	72,012	1,939	915	645	-	305,391
Other	318	7,906	10,455	48	8	17	-	18,752
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	**5,883**	**548,856**	**575,546**	**16,654**	**4,591**	**6,308**	**-**	**1,157,838**
Foreign Currency								
Foreign Currency Deposits	11,183	109,948	108,316	15,676	8,031	7,941	1,910	263,005
Bank Deposits	-	12,399	-	-	-	-	-	12,399
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	3	7	14	58	-	-	82
Total FC	**11,183**	**122,350**	**108,323**	**15,690**	**8,089**	**7,941**	**1,910**	**275,486**
Grand Total	**17,066**	**671,206**	**683,869**	**32,344**	**12,680**	**14,249**	**1,910**	**1,433,324**

5.4.2.5 *Interest expense on repurchase agreements*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.6 *Financial lease expenses*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.7 *Interest expenses on factoring payables*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.3 **Dividend income**

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4.4 Trading income/losses (Net)

	Current Period	Prior Period
Income	**1,366,021**	**2,261,279**
Trading Account Income	564,247	478,007
Derivative financial instruments	506,230	380,306
Others	58,017	97,701
Foreign Exchange Losses	801,774	1,783,272
Losses (-)	**1,417,023**	**2,261,252**
Trading Account Losses	608,087	390,257
Derivative financial instruments	587,378	345,906
Others	20,709	44,351
Foreign Exchange Losses	808,936	1,870,995
Total	**-51,002**	**27**

5.4.5 Other operating income

The other operating income of the Bank, generally consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

In the current period, the gain on sales of 80% shares in Garanti Sigorta AŞ, previously classified in investments in subsidiaries, and 15% shares in Garanti Emeklilik ve Hayat AŞ, amounting YTL 762,384 thousands is recorded under other operating income.

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	80,118	135,953
Loans and receivables in Group III	*45,368*	*3,657*
Loans and receivables in Group IV	*23,185*	*4,279*
Loans and receivables in Group V	*11,565*	*128,017*
General Provisions	67,317	45,257
Provision for Possible Losses	17,000	15,000
Impairment Losses on Securities	856	27,913
Financial assets at fair value through profit or loss	*856*	*9,393*
Financial assets available-for-sale	-	*18,520*
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	382	9,964
Associates	-	-
Subsidiaries	*382*	-
Joint Ventures	-	-
Investments held-to-maturity	-	*9,964*
Others	2,228	30,318
Total	**167,901**	**264,405**

(Thousands of New Turkish Lira (YTL))

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	292,274	245,197
Reserve for Employee Termination Benefits	3,973	2,877
Deficit Provision for Pension Fund	-	-
Impairment Losses on Tangible Assets	2	3
Depreciation Expenses of Tangible Assets	67,812	65,381
Impairment Losses on Intangible Assets	-	-
Amortisation Expenses of Intangible Assets	11,159	10,912
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	-	-
Impairment Losses on Assets Held for Sale	-	-
Other Operating Expenses	333,164	276,089
Operational lease related expenses	*35,482*	*25,162*
Repair and maintenance expenses	*8,917*	*5,352*
Advertisement expenses	*48,682*	*40,482*
Other expenses	*240,083*	*205,093*
Loss on Sale of Assets	3,043	10,731
Others	103,063	58,966
Total	**814,490**	**670,156**

5.4.8 Profit/loss before taxes

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.9 Provision for taxes on income

As of 30 June 2007, the Bank recorded a tax expense of YTL 254,226 thousands (31 December 2006: YTL 259,965 thousands) and a deferred tax income of YTL 21,226 thousands (31 December 2006: YTL 5,735 thousands, a deferred tax expense).

Deferred tax income/expense on timing differences

Deferred tax income/(expense) on timing difference	**Current Period**
Increase in tax deductable timing differences	16,330
Decrease in tax deductable timing differences (-)	2,276
Increase in taxable timing differences (-)	1,738
Decrease in taxable timing differences	8,910
Total	**21,226**

(Thousands of New Turkish Lira (YTL))

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	**Current Period**
Increase/(decrease) in tax deductable timing differences	14,054
(Increase)/decrease in taxable timing differences	7,172
Increase/(decrease) in tax losses	-
Increase/(decrease) in tax deductions and exemptions	-
Total	**21,226**

5.4.10 Operating profit/loss after taxes

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.11 Net profit and loss

5.4.11.1 Any further explanation on operating results needed for better understanding of the Bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.12 Components of other items in income statement, as each sub-account exceeding 20% of the total seperately, exceeding 10% of total income statement

None.

5.5 Statement of Changes in Shareholders' Equity

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.6 Statement of Cash Flows

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.7 Related Party Risks

5.7.1 Transactions with the Bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	668,516	22,923	224,108	8,253	25,793	41,793
Balance at end of period	851,449	47,061	217,811	1,078	30,992	116,364
Interest and Commission Income	**12,554**	**47**	**2**	**69**	**1,406**	**402**

Prior Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	554,054	15,818	220,633	155,948	120,193	2,006
Balance at end of period	668,516	22,923	224,108	8,253	25,793	41,793
Interest and Commission Income	**2,313**	**63**	**7**	**880**	**877**	**13**

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	218,882	167,596	75,693	1,144,326	130,183	125,333
Balance at end of period	202,458	218,882	132,985	75,693	88,437	130,183
Interest Expense	**14,257**	**8,528**	**8,450**	**25,590**	5,202	5,417

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Transactions for Trading:						
Beginning of Period	2,790	-	-	-	-	-
End of Period	1,304	2,790	-	-	-	-
Total Profit/Loss	**2**	**-5,023**	**-**	**-10**	**-**	**-**
Hedging Transactions:	-	-	-	-	-	-
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.7.2 The Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 333,064 thousands (31 December 2006: YTL 145,174 thousands) compose 1.01% (31 December 2006: 0.53%) of the Bank's total cash loans and 0.58% (31 December 2006: 0.29%) of the Bank's total assets. The total loans and similar receivables amounting YTL 1,100,252 thousands (31 December 2006: YTL 921,207 thousands) compose 1.91% (31 December 2006: YTL 1.83%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 164,503 thousands (31 December 2006: YTL 72,969 thousands) compose 1.52% (31 December 2006: 0.77%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 423,880 thousands (31 December 2006: YTL 424,758 thousands) compose 1.27% (31 December 2006: 1.41%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set in compliance with the market prices.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.7 and 5.1.8.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

5.8 Domestic, Foreign and Off-Shore Branches or Investments and Foreign Reprensentative Offices

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.9 Significant Events and Matters Arising Subsequent to Balance Sheet Date

On 5 July 2007, the Bank has reached an agreement with Deutsche Bank AG regarding the transfer of its custody services to foreign institutional investors for US$ 115 millions. Pursuant to the agreement, ongoing services provided to foreign institutional investors will continue to be provided by the Bank for the duration of the next ten months.

Deutsche Bank AG has paid US$ 115 millions consideration for the transfer of the said services up front and following the deduction of the Banking and Insurance Transaction Tax at 5% from such amount, the remaining will be recognized in the Bank's income of the corresponding period.

On the other hand, custody services provided by the Bank to local investors will continue to be provided as presently carried out and such investors will continue to receive custody services from Türkiye Garanti Bankası AŞ.

(Thousands of New Turkish Lira (YTL))

5.10 Other Disclosures on Activities of the Bank

5.10.1 Other disclosures

- On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by BRSA in the calculation of the Bank's capital adequacy ratio as of 5 February 2007 in compliance with the conditions set in the legislation on "Banks' Equities" issued by BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

- It was decided during the Board of Directors meeting of the Bank on 4 April 2007 to merge the Romania branches of Garanti Bank International NV's, a fully owned subsidiary of the Bank in Holland and the following companies of GE Consumer Finance; Domenia Credit IFN, Ralfi IFN and Motoractive Leasing IFN operating in Romania. The ultimate shareholders of Motoractive Leasing IFN, the company planned to operate in Romania under the banking license after these mergers will be T. Garanti Bankası AŞ, Doğuş Holding AŞ and GE Consumer Finance. The work on this issue continues.

- It has been resolved in the Bank's board of directors meeting held on 11 June 2007 that:

  - the Article 38 "Voting" of "the Articles of Association of the Bank" will be amended to provide right of one vote for each share of 1Ykr (the pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of the shares).

  - the Article 45 "Distribution of Profit" of "the Articles of Association of the Bank" regarding the distribution of the net profit to members of the board of directors and the personnel will be abolished and removed from "the Articles of Association of the Bank"; and other terms in Article 45 regarding distribution of net profit will remain without any changes.

  The applications have been filed with the BRSA and the CMB for these resolutions on 13 June 2007. Following the completion of this process, the amendments to "the Articles of Association" will be submitted for approval at the extraordinary general assembly meeting.

5.10.2 The Bank's latest international risk ratings

MOODY'S *(April 2007*)*

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Long Term FC Deposit Outlook	Stable
FSR	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(June 2006*)*

Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Stable

(Thousands of New Turkish Lira (YTL))

FITCH RATINGS *(June 2007*)*

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	3
Turkish Lira	
Long Term	BB+
Short Term	B
Outlook	Stable
National	AA+
Outlook	Stable

CAPITAL INTELLIGENCE *(July 2007*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

5.10.3 Dividends

At the Annual General Assembly dated 17 April 2007, it was decided to distribute the income of 2006 as follows:-

2006 PROFIT DISTRIBUTION TABLE	
CURRENT YEAR PROFIT	1,063,663
A - I.Legal reserve (Turkish Commercial Code 466/1) at 5%	-53,183
Undistributable funds	-23,019
B – The first dividend at 5% of the Paid Capital	-105,000
C – Extraordinary reserves at 5% after above deductions	-44,123
D -	
- to the members of the Board of Directors upto 5%	-
- to the Bank personnel at 5%	-38,106
- to the owners of the Founder Shares	-76,213
E – Extraordinary reserves	-712,588
F - II.Legal reserve (Turkish Commercial Code 466/2)	-11,432

In the profit distribution, the undistributable funds are allocated as YTL 27,717 thousands due to changes in certain applications; and the difference is compensated by appropriation from extraordinary reserves.

As per the resolutions of the Board of Directors and the Annual General Assembly on 17 April 2007, the profit distribution as detailed below was decided. The distribution of the profit has started.

(Thousands of New Turkish Lira (YTL))

CASH DIVIDEND ON 2006 PROFIT FOR ORDINARY SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND	DIVIDEND PER SHARE WITH A FACE VALUE OF YTL 1		
		AMOUNT	RATIO (%)	
GROSS (*)	105,000	0.05000	5.00000	24.04.2007
NET	89,250	0.04250	4.25000	

CASH DIVIDEND ON 2006 PROFIT FOR FOUNDER SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND	DIVIDEND PER SHARE		
		NO OF SHARES	AMOUNT	
GROSS (*)	76,213	370	206	24.04.2007
NET	64,781	370	175	

(*) There will be no withholding tax of 15% on the cash dividends paid to the resident institutions and the parties earning revenues through their operations or permanent representatives in Turkey.

6 Independent Auditor's Review Report

6.1 Disclosure on Independent Auditor's Review Report

The Bank's unconsolidated interim financial statements as of 30 June 2007, are reviewed by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 8 August 2007 that nothing material has come to their attention that caused them to believe that the accompanying unconsolidated interim financial statements do not give a true and fair view of the Bank's financial position and results of its operations as of 30 June 2007.

....

Türkiye Garanti Bankası Anonim Şirketi

And Its Financial Affiliates

Consolidated Financial Statements

As of and For the Six-Month Period Ended

30 June 2007

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Review Report

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

8 August 2007

This report contains "Independent Auditors' Review Report" comprising 1 page and; "Consolidated Financial Statements and Related Disclosures and Footnotes" comprising 77 pages.

Convenience Translation of the Independent Auditors' Review Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ

We have reviewed the consolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") and its financial affiliates as of 30 June 2007 and the related consolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the interim period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the accounting and reporting system and the regulations on the accounting and independent audit principles as per the (Turkish) Banking Law No. 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ and its financial affiliates as of 30 June 2007 and the result of its operations and cash flows for the six-month period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Articles 37 and 38 of the (Turkish) Banking Law No. 5411 and other communiqués, disclosures and directives issued by the Banking Regulatory and Supervisory Agency.

İstanbul,
8 August 2007

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Partner

Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying consolidated financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Interim Financial Report as of and for the Six-Month Period Ended 30 June 2007

SEC MAIL PROCESSING
RECEIVED
AUG 22 2007
WASH. D.C. 182 SECTION

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The consolidated interim financial report for the six-month period ended, prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about the Parent Bank
2. Consolidated Financial Statements of the Parent Bank
3. Accounting Policies
4. Consolidated Financial Position and Results of Operations
5. Disclosures and Footnotes on Consolidated Financial Statements
6. Independent Auditors' Review Report

The consolidated subsidiaries and associates in the scope of this consolidated interim financial report are the followings:

Subsidiaries	Associates
1.Garanti Bank International NV	1. Garanti Sigorta AŞ
2.Garanti Finansal Kiralama AŞ	
3.Garanti Bank Moscow	
4.Garanti Faktoring Hizmetleri AŞ	
5.Garanti Emeklilik ve Hayat AŞ	
6.Garanti Yatırım Menkul Kıymetler AŞ	
7.Garanti Portföy Yönetimi AŞ	
8.Garanti Financial Services Plc	
9.Garanti Fund Management Co Ltd	

The consolidated financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying consolidated financial statements are presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk	**M. Cüneyt Sezgin**	**Des O'Shea**	**S. Ergun Özen**	**Aydın Şenel**	**Aylin Aktürk**
Board of Directors Chairman	Audit Board Member	Audit Board Member	General Manager	Executive Vice President Responsible of Financial Reporting	Coordinator

The authorized contact person for questions on this financial report:

Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

SECTION ONE Page No:

General Information

SECTION TWO

Consolidated Financial Statements

SECTION THREE

Accounting Policies

SECTION FOUR

Consolidated Financial Position and Results of Operations

SECTION FIVE

Disclosures and Footnotes on Consolidated Financial Statements

SECTION SIX

Independent Auditors' Review Report

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of parent bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 514 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 Parent bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on its risk group

As of 30 June 2007, Group of Companies under Doğuş Holding AŞ that currently owns 25.87% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ has completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group, as explained in Note 1.4. Accordingly, GE acquired a joint control on the Bank's management.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of businesses consisting of financial services, automotive, media, tourism and service sectors with more than 19.000 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services. GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

(Thousands of New Turkish Lira (YTL))

1.3 Information on parent bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	17 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	25 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	22 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	33 years
Charles Edward Alexander	Member	22.12.2005	University	27 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	Master	30 years
Oliver B.R.V. Piani	Member	21.02.2007	Master	26 years
Dmitri Lysander Stockton	Member	22.12.2005	University	16 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	20 years

The membership positions of Des O'Shea and Olivier B.R.V. Piani who have been assigned as of 2 November 2006 and 21 February 2007, respectively for the vacant positions of Daniel Noel O'Connor and Richard Alan Laxer to complete their duties, were approved by the Annual General Assembly held on 17 April 2007.

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	20 years
Adnan Memiş	EVP-Support Services	03.06.1991	University	29 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	15 years
Ali Temel	EVP-Loans	21.10.1999	University	17 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	13 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	25 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	22 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	16 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	15 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	22 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	26 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	12 years

The top management listed above does not hold any unquoted shares of the Bank.

Afzal Mohammed Modak has been assigned as the executive vice president responsible of the finance function of the Bank on 20 July 2007.

(Thousands of New Turkish Lira (YTL))

1.4 Information on parent bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	462,250	22.0119%	462,250	-
GE Araştırma ve Müşavirlik Limited Şti	535,506	25.5003%	535,506	-

In accordance with the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

1.5 Summary information on parent bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Balance Sheet
At 30 June 2007

	ASSETS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 June 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
I.	**CASH AND BALANCES WITH CENTRAL BANK**	5.1.1	**1.863.116**	**3.221.475**	**5.084.591**	**1.885.419**	**3.399.014**	**5.284.433**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)**	5.1.2	**277.286**	**996.057**	**1.273.343**	**112.526**	**940.039**	**1.052.565**
2.1	Financial assets held for trading		250.519	956.596	1.207.115	96.229	901.214	997.443
2.1.1	Government securities		238.510	138.793	377.303	86.754	128.549	215.303
2.1.2	Equity securities		1.802	-	1.802	-	-	-
2.1.3	Other securities		10.207	817.803	828.010	9.475	772.665	782.140
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Trading derivatives		26.767	39.461	66.228	16.297	38.825	55.122
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	5.1.3	**1.061.190**	**2.558.504**	**3.619.694**	**207.543**	**2.345.038**	**2.552.581**
IV.	**INTERBANK MONEY MARKETS**		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)**	5.1.4	**5.997.890**	**4.573.936**	**10.571.826**	**5.604.552**	**4.205.447**	**9.809.999**
5.1	Equity securities		26.014	32.643	58.657	27.513	21.668	49.181
5.2	Government securities		5.971.876	2.591.969	8.563.845	5.577.039	3.992.815	9.569.854
5.3	Other securities		-	1.949.324	1.949.324	-	190.964	190.964
VI.	**LOANS**	5.1.5	**18.775.380**	**15.829.651**	**34.605.031**	**15.721.751**	**13.513.102**	**29.234.853**
6.1	Performing loans		18.506.913	15.829.211	34.336.124	15.536.406	13.512.605	29.049.011
6.2	Loans under follow-up		767.546	6.579	774.125	636.589	7 645	644.234
6.3	Specific provisions (-)		499.079	6.139	505.218	451.244	7 148	458.392
VII.	**FACTORING RECEIVABLES**	5.1.6	**292.434**	**107.673**	**400.107**	**331.436**	**71.162**	**402.598**
VIII.	**INVESTMENTS HELD-TO-MATURITY (Net)**	5.1.7	**4.105.723**	**972.422**	**5.078.145**	**4.033.978**	**1.138.623**	**5.172.601**
8.1	Government securities		4.102.701	943.464	5.046.165	4.032.026	1.073 790	5.105.816
8.2	Other securities		3.022	28.958	31.980	1.952	64 833	66.785
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	5.1.8	**26.541**	-	**26.541**	**1.535**	-	**1.535**
9.1	Associates consolidated under equity accounting		-	-	-	-	-	
9.2	Unconsolidated associates		26.541	-	26.541	1.535	-	1.535
9.2.1	Financial investments in associates		24.898	-	24.898	-	-	-
9.2.2	Non-financial investments in associates		1.643	-	1.643	1.535	-	1.535
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	5.1.9	**8.177**	**561**	**8.738**	**8.310**	**585**	**8.895**
10.1	Unconsolidated financial investments in subsidiaries		419	561	980	419	585	1.004
10.2	Unconsolidated non-financial investments in subsidiaries		7.758	-	7.758	7.891	-	7.891
XI.	**INVESTMENTS IN JOINT-VENTURES (Net)**	5.1.10	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-		-	-	
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	**LEASE RECEIVABLES (Net)**	5.1.11	**469.028**	**1.091.731**	**1.560.759**	**399.486**	**887.382**	**1.286.868**
12.1	Financial lease receivables		589.735	1.211.784	1.801.519	501.017	990.216	1.491.233
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		120.707	120.053	240.760	101.531	102.834	204.365
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT**	5.1.12	-	**3.362**	**3.362**	-	**4.799**	**4.799**
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	3.362	3.362	-	4.799	4.799
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	**TANGIBLE ASSETS (Net)**	5.1.13	**912.922**	**61.537**	**974.459**	**917.332**	**59.955**	**977.287**
XV.	**INTANGIBLE ASSETS (Net)**	5.1.14	**86.024**	**5.823**	**91.847**	**83.547**	**3.725**	**87.272**
15.1	Goodwill		6.388	-	6.388	6.388	-	6.388
15.2	Other intangibles		79.636	5.823	85.459	77.159	3.725	80.884
XVI.	**TAX ASSET**		**67.303**	-	**67.303**	**43.810**	**20**	**43.830**
16.1	Current tax asset		-	-	-	-	-	-
16.2	Deferred tax asset	5.1.15	67.303	-	67.303	43.810	20	43.830
XVII.	**ASSETS HELD FOR SALE**	5.1.16	**108.430**	-	**108.430**	**115.196**	-	**115.196**
XVIII.	**OTHER ASSETS**	5.1.17	**1.114.293**	**132.855**	**1.247.148**	**919.364**	**165.149**	**1.084.513**
	TOTAL ASSETS		**35.165.737**	**29.555.587**	**64.721.324**	**30.385.785**	**26.734.040**	**57.119.825**

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Balance Sheet

At 30 June 2007

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 June 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	5.2.1	**16.613.712**	**20.948.738**	**37.562.450**	**14.326.846**	**19.453.359**	**33.780.205**
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	5.2.2	**465.385**	**31.429**	**496.814**	**243.904**	**15.641**	**259.545**
III.	**FUNDS BORROWED**	5.2.3	**895.417**	**9.338.963**	**10.234.380**	**950.116**	**8.711.759**	**9.661.875**
IV.	**INTERBANK MONEY MARKETS**	5.2.4	**5.343.224**	**711.370**	**6.054.594**	**4.310.794**	**984.851**	**5.295.645**
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		5.343.224	711.370	6.054.594	4.310.794	984.851	5.295.645
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**2.050.598**	**148.630**	**2.199.228**	**1.599.078**	**141.420**	**1.740.498**
VIII.	**OTHER EXTERNAL RESOURCES PAYABLE**		**111.661**	**243.272**	**354.933**	**111.242**	**462.460**	**573.702**
IX.	**FACTORING PAYABLES**	5.2.5	-	-	-	-	-	-
X.	**LEASE PAYABLES (Net)**	5.2.6	-	**26**	**26**	-	**1.664**	**1.664**
10.1	Financial lease payables		-	29	29	-	1.815	1.815
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		-	3	3	-	151	151
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	5.2.7	-	**4.769**	**4.769**	-	-	-
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	4.769	4.769	-	-	-
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	5.2.8	**591.090**	**18.383**	**609.473**	**614.762**	**22.748**	**637.510**
12.1	General provisions		211.997	12.461	224.458	148.747	9.719	158.466
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		149.791	-	149.791	129.930	-	129.930
12.4	Insurance technical provisions (Net)		102.632	-	102.632	198.676	8.068	206.744
12.5	Other provisions		126.670	5.922	132.592	137.409	4.961	142.370
XIII.	**TAX LIABILITY**	5.2.9	**268.019**	**4.745**	**272.764**	**200.135**	**1.287**	**201.422**
13.1	Current tax liability		268.019	1.639	269.658	199.418	896	200.314
13.2	Deferred tax liability		-	3.106	3.106	717	391	1.108
XIV.	**PAYABLES FOR ASSETS HELD FOR SALE**	5.2.10	-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	5.2.11	-	**803.472**	**803.472**	-	**143.372**	**143.372**
XVI.	**SHAREHOLDERS' EQUITY**	5.2.12	**6.064.907**	**63.514**	**6.128.421**	**4.748.777**	**75.610**	**4.824.387**
16.1	Paid-in capital		2.100.000	-	2.100.000	2.100.000	-	2.100.000
16.2	Capital reserves		858.673	61.479	920.152	805.552	73.433	878.985
16.2.1	Share premium		-	-	-	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		65.429	64.075	129.504	52.419	70.285	122.704
16.2.4	Revaluation surplus on tangible assets		29.864	-	29.864	2.147	-	2.147
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Bonus shares of associates, subsidiaries and joint-ventures		1.509	-	1.509	950	-	950
16.2.7	Hedging reserves (effective portion)		(11.003)	(2.596)	(13.599)	(22.518)	3.148	(19.370)
16.2.8	Revaluation surplus on assets held for sale		-	-	-	-	-	-
16.2.9	Other capital reserves		772.874	-	772.874	772.554	-	772.554
16.3	Profit reserves		1.574.703	2.035	1.576.738	670.144	2.177	672.321
16.3.1	Legal reserves		166.657	2.035	168.692	106.476	2.177	108.653
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1.387.404	-	1.387.404	526.745	-	526.745
16.3.4	Other profit reserves		20.642	-	20.642	36.923	-	36.923
16.4	Profit or loss		1.511.873	-	1.511.873	1.165.311	-	1.165.311
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period profit/loss		1.511.873	-	1.511.873	1.165.311	-	1.165.311
16.5	Minority interest		19.658	-	19.658	7.770	-	7.770
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**32.404.013**	**32.317.311**	**64.721.324**	**27.105.654**	**30.014.171**	**57.119.825**

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Off-Balance Sheet Items

At 30 June 2007

OFF-BALANCE SHEET ITEMS		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 June 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III			**22.700.901**	**25.005.929**	**47.706.830**	**17.371.813**	**20.325.065**	**37.696.878**
I.	**GUARANTEES AND SURETIES**	5.3.1	**3.508.968**	**8.036.221**	**11.545.189**	**2.683.457**	**7.364.141**	**10.047.598**
1.1.	Letters of guarantee		3.508.845	4.858.315	8.367.160	2 682.754	4 675 006	7 357.760
1.1 1.	Guarantees subject to State Tender Law		313.417	192.207	505.624	268 378	628 922	897 300
1 1 2	Guarantees given for foreign trade operations		263.345	309 467	572 812	255.968	318 112	574 080
1.1.3	Other letters of guarantee		2.932.083	4.356.641	7.288.724	2.158 408	3.727 972	5 886 380
1 2.	Bank acceptances		75	140.213	140 288	616	142 925	143 541
1.2 1.	Import letter of acceptance		75	132.552	132 627	600	141 356	141 956
1 2 2	Other bank acceptances		-	7.661	7.661	16	1.569	1 585
1.3	Letters of credit		48	2 808.729	2 808 777	87	2 485 735	2 485 822
1 3 1	Documentary letters of credit		-	2.502	2 502	-	10 810	10 810
1 3 2	Other letters of credit		48	2 806.227	2 806 275	87	2 474 925	2 475 012
1.4	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5 1	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1 5 2	Other endorsements		-	-	-	-	-	-
1 6	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1 8	Other guarantees		-	228.964	228.964	-	60 475	60 475
1 9	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**		**11.717.938**	**2.200.131**	**13.918.069**	**9.807.302**	**1.623.665**	**11.430.967**
2 1	Irrevocable commitments		11.717.938	2.199.906	13.917.844	9 807.302	1 623.426	11.430 728
2 1 1	Asset purchase commitments		131.593	581.827	713 420	146 776	158 806	305 582
2 1 2	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1 3	Share capital commitments to associates and subsidiaries		250	-	250	250	-	250
2 1 4	Loan granting commitments		2.145.534	408.119	2.553.653	1.825.959	432.198	2 258 157
2 1.5	Securities issuance brokerage commitments		-	-	-	-	-	-
2 1 6	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1 7	Commitments for cheque payments		1,776 126	-	1.776 126	1.528.984	-	1 528 984
2.1 8	Tax and fund obligations on export commitments		20 878	-	20 878	19 092	-	19 092
2 1 9	Commitments for credit card limits		7.572.340	-	7.572 340	6.134 828	-	6 134 828
2 1 10	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2 1 11	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2 1 12	Other irrevocable commitments		71.217	1.209.960	1.281.177	151.413	1 032 422	1 183 835
2 2	Revocable commitments		-	225	225	-	239	239
2 2 1.	Revocable loan granting commitments		-	-	-	-	-	-
2 2.2	Other revocable commitments		-	225	225	-	239	239
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	5.3.2	**7.473.995**	**14.769.577**	**22.243.572**	**4.881.054**	**11.337.259**	**16.218.313**
3.1	Derivative financial instruments held for risk managemen		-	22 542	22 542	-	7.107	7 107
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1 2	Cash flow hedges		-	22 542	22 542	-	7 107	7 107
3 1 3	Net foreign investment hedges		-	-	-	-	-	-
3 2	Trading derivatives		7.473.995	14.747.035	22.221 030	4 881.054	11 330 152	16 211 206
3.2 1	Forward foreign currency purchases/sales		1.160.098	1.396 004	2.556.102	447.104	956 435	1 403 539
3 2 1.1.	Forward foreign currency purchases		725,082	561 279	1.286 361	273 493	430 544	704 037
3.2 1 2	Forward foreign currency sales		435.016	834 725	1.269.741	173 611	525 891	699 502
3 2 2	Currency and interest rate swaps		4.955.431	8.935 175	13.890 606	4.085.925	8 450 168	12 536 093
3.2 2 1	Currency swaps-purchases		375.502	6.169 644	6.545.146	93 461	6.018 190	6 111.651
3 2 2 2.	Currency swaps-sales		4 573.338	2.739 623	7,312.961	3.986 341	2 407.821	6 394 162
3.2 2 3.	Interest rate swaps-purchases		1.422	12 972	14.394	3 010	12 093	15 103
3 2 2 4	Interest rate swaps-sales		5.169	12 936	18.105	3.113	12 064	15 177
3 2 3	Currency, interest rate and security options		1.257.025	4 140 564	5 397.589	311.087	1 651.250	1 962 337
3 2 3 1.	Currency call options		450 341	2.169 981	2 620.322	52.957	855 187	908 144
3 2 3 2	Currency put options		799 643	1.914 681	2 714.324	258 130	645 348	903 478
3.2 3 3	Interest rate call options		-	-	-	-	-	-
3 2 3 4	Interest rate put options		-	-	-	-	-	-
3.2.3 5.	Security call options		7.041	42.743	49 784	-	65 742	65.742
3 2 3 6.	Security put options		-	13.159	13.159	-	84 973	84 973
3 2 4	Currency futures		96 745	89.033	185.778	36 938	34 828	71 766
3 2 4 1	Currency futures-purchases		92.199	-	92.199	36 938	-	36 938
3 2 4 2.	Currency futures-sales		4,546	89 033	93.579	-	34.828	34 828
3 2 5	Interest rate futures		-	91.316	91.316	-	139 536	139 536
3 2 5 1	Interest rate futures-purchases		-	45 658	45 658	-	69 768	69 768
3 2 5 2.	Interest rate futures-sales		-	45 658	45.658	-	69 768	69 768
3 2 6	Others		4 696	94 943	99 639	-	97 935	97 935
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)			**146.755.879**	**144.055.138**	**290.811.017**	**115.037.822**	**126.754.734**	**241.792.556**
IV.	**ITEMS HELD IN CUSTODY**		**37.594.016**	**14.376.626**	**51.970.642**	**28.448.874**	**12.781.762**	**41.230.636**
4 1	Customers' securities held		9 394.599	4 606 811	14 001.410	3.219 699	4 408 869	7 628 568
4 2	Investment securities held in custody		22 569.932	1.576 650	24 146 582	20 700 068	1 926 185	22 626 253
4 3	Checks received for collection		4 468.975	498.359	4.967.334	3 641.784	378 927	4 020 711
4 4	Commercial notes received for collection		1.130 374	2 019 024	3.149 398	864 143	1 862 917	2 727 060
4 5	Other assets received for collection		6 145	5 347.333	5.353 478	90	3 861 442	3 861 532
4 6	Assets received through public offering		-	20 904	20 904	-	20 233	20 233
4 7	Other items under custody		23.991	307 545	331 536	23 090	323 189	346 279
4 8	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**109.161.863**	**129.678.512**	**238.840.375**	**86.588.948**	**113.972.972**	**200.561.920**
5 1	Securities		200 047	5 938	205.985	207.080	10 126	217 206
5 2	Guarantee notes		9 876 933	5.083.451	14.960 384	7.584.926	4.770 191	12 355 117
5 3	Commodities		157	-	157	237	-	237
5 4	Warranties		-	388 269	388.269	-	415 030	415 030
5 5	Real estates		10 260 459	7.010 551	17.271.010	7.935.625	5.948 579	13 884 208
5 6	Other pledged items		88.824 097	117.189.919	206 014 016	70.860 906	102 823.123	173 684 029
5.7	Pledged items-depository		170	384	554	170	5.923	6 093
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**169.456.780**	**169.061.067**	**338.517.847**	**132.409.635**	**147.079.799**	**279.489.434**

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Income Statement

For the Six-Month Period Ended 30 June 2007

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)			
			CURRENT PERIOD Six-month ended 30 June 2007	PRIOR PERIOD Six-month ended 30 June 2006	CURRENT PERIOD Three-month ended 30 June 2007	PRIOR PERIOD Three-month ended 30 June 2006
I.	**INTEREST INCOME**	5.4.1	**3.634.049**	**2.471.024**	**1.856.482**	**1.354.296**
1.1	Interest income from loans		1.943.645	1.394.113	1.030.921	739.888
1.2	Interest income from reserve deposits		85.102	51.688	43.295	29 696
1 3	Interest income from banks		189.433	107.902	93.919	56.364
1 4	Interest income from money market transactions		2.206	766	1.307	412
1 5	Interest income from securities portfolio		1.138.765	797.833	566.409	442 561
1 5 1	Trading financial assets		33.378	33.827	19.984	15 487
1 5 2	Financial assets valued at fair value through profit or loss		-	-	-	-
1 5 3	Financial assets available-for-sale		733.303	559.489	308 744	278 005
1 5 4	Investments held-to-maturity		372.084	204.517	237 681	149 069
1 6	Financial lease income		83.441	56.739	43 717	32 331
1 7	Other interest income		191.457	61.983	76 914	53 044
II.	**INTEREST EXPENSE**	5.4.2	**2.219.454**	**1.432.351**	**1.126.920**	**794.316**
2 1	Interest on deposits		1.528.786	1.089.250	774 215	595 842
2 2	Interest on funds borrowed		317.793	215.764	155 717	120 712
2 3	Interest on money market transactions		365.472	125.158	192 546	76 967
2 4	Interest on securities issued		1.464	-	739	-
2.5	Other interest expenses		5.939	2.179	3 703	795
III.	**NET INTEREST INCOME (I - II)**		**1.414.595**	**1.038.673**	**729.562**	**559.980**
IV.	**NET FEES AND COMMISSIONS INCOME**		**664.876**	**546.416**	**334.585**	**283.268**
4.1	Fees and commissions received		881.471	697.361	451 526	365 317
4 1 1	Cash loans		52.889	55.641	26 756	29 155
4 1.2	Non-cash loans		57.886	47.055	29 034	24 761
4 1.3	Others		770 696	594.665	395 736	311 401
4 2	Fees and commissions paid		216.595	150.945	116 941	82 049
4.2.1	Cash loans		13.368	15 116	6 824	8 153
4 2 2	Non-cash loans		162	134	86	74
4 2 3	Others		203.065	135.695	110 031	73 822
V.	**DIVIDEND INCOME**	5.4.3	**1.849**	**2.127**	**1.540**	**1.524**
VI.	**NET TRADING INCOME/LOSSES (Net)**	5.4.4	**(100.597)**	**(16.041)**	**(43.584)**	**(60.883)**
6 1	Trading account income/losses (Net)		(94.766)	59 698	(43 204)	32 635
6 2	Foreign exchange gains/losses (Net)		(5.831)	(75.739)	(380)	(93 518)
VII.	**OTHER OPERATING INCOME**	5 4.5	**964.103**	**242.876**	**827.533**	**160.707**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**2.944.826**	**1.814.051**	**1.849.636**	**944.596**
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	5.4.6	**184.201**	**285.201**	**96.945**	**198.766**
X.	**OTHER OPERATING EXPENSES (-)**	5 4.7	**989.518**	**854.920**	**522.281**	**448.395**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**1.771.107**	**673.930**	**1.230.410**	**297.435**
XII.	**INCOME RESULTED FROM MERGERS**		-	-	-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		-	-	-	-
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-	-	-
XV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	5.4.8	**1.771.107**	**673.930**	**1.230.410**	**297.435**
XVI.	**PROVISION FOR TAXES (±)**	5.4.9	**254.932**	**136.145**	**143.528**	**43.477**
16 1	Current tax charge		276.402	84.563	168.563	(30 580)
16 2	Deferred tax charge/(credit)		(21.470)	51.582	(25.035)	74 057
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XVI±XVI)**	5.4.10	**1.516.175**	**537.785**	**1.086.882**	**253.958**
17.1	Discontinued operations		-	-	-	-
17 2	Others		1.516.175	537.785	1.086 882	253 958
XVIII.	**NET PROFIT/LOSS (XVII)**	5.4.11	**1.516.175**	**537.785**	**1.086.882**	**253.958**
18 1	Equity holders of the bank		1.511.873	536.917	1.082.670	253 575
18 2	Minority interest		4 302	868	3 972	383
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		**720**	**256**	**516**	**121**

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Statement of Changes in Shareholders' Equity

For the Six-Month Period Ended 30 June 2007

THOUSANDS OF NEW TURKISH LIRA (YTL)

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Hedging Reserves (Effective Portion) and Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Revaluation Fund	Revaluation Surplus	Securities Value Increase Fund	Shareholders' Equity excluding Minority Interest	Minority Interest	Total Shareholde
	PRIOR PERIOD - 30 June 2006																	
I.	Balances at beginning of the period		2.100.000	772.554	-	-	69.409	-	36.307	3.690	-	767.083	2.147	885	162.522	3.914.595	42.022	3.956.61
II.	Correction made as per TAS 8		-	-	-	-	-	-	(36.307)	-	-	(22.608)	-	-	-	(58.915)	-	(58.915
2.1	Effect of corrections		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	Effect of changes in accounting policies	3.24	-	-	-	-	-	-	(36.307)	-	-	(22.608)	-	-	-	(58.915)	-	(58.915
III.	Adjusted balances at beginning of the period (I+II)		2.100.000	772.554	-	-	69.409	-	-	3.690	-	744.475	2.147	885	162.522	3.855.680	42.022	3.897.70
	Changes during the period		-	-	-	-	-	-	-	945	-	-	-	-	(313.911)	(312.966)	-	(312.966
VI.	Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	(313.911)	(313.911)	-	(313.911
VI.	Hedges for risk management		-	-	-	-	-	-	-	945	-	-	-	-	-	945	-	94
6.1	Net cash flow hedges		-	-	-	-	-	-	-	945	-	-	-	-	-	945	-	94
6.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transfers		-	-	-	-	-	-	-	-	-	-	-	-	(15.793)	(15.793)	-	(15.793
VII.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	(15.793)	(15.793)	-	(15.793
VIII.	Hedges for risk management		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
8.1.	Net cash flow hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
8.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
IX	Current period net profit		-	-	-	-	-	-	-	-	536.917	-	-	-	-	536.917	868	537.78
X.	Profit distribution		-	-	-	-	38.906	-	549.597	-	-	(767.289)	-	-	-	(178.786)	-	(178.786
10.1	Dividends		-	-	-	-	-	-	-	-	-	(178.578)	-	-	-	(178.578)	-	(178.578
10.2	Transferred to reserves		-	-	-	-	38.906	-	549.597	-	-	(588.711)	-	-	-	(208)	-	(208
10.3.	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
XI.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
11.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
11.2	Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
11.3	Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
11.4	Securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
11.5.	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
11.6	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
11.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
11.8	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
XII.	Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
XIII.	Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
XIV.	Primary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
XV.	Secondary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
XVI.	Others		-	-	-	-	246	-	-	21.334	-	-	-	-	-	21.580	-	21.58
	Balances at end of the period (III+IV+V+VI+VII+VIII+IX+X+XI+XII+XIII+XIV+XV+XVI)		2.100.000	772.554	-	-	108.561	-	549.597	25.969	536.917	(22.816)	2.147	885	(167.182)	3.906.632	42.890	3.949.52
	CURRENT PERIOD - 30 June 2007																	
I	Balances at beginning of the period		2.100.000	772.554	-	-	108.653	-	526.745	17.553	-	1.165.311	2.147	958	122.704	4.816.617	7.770	4.824.38
	Changes during the period		-	-	-	-	-	-	-	(5.744)	-	-	-	-	17.781	12.037	-	12.03
II	Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
III.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	17.781	17.781	-	17.78
IV.	Hedges for risk management		-	-	-	-	-	-	-	(5.744)	-	-	-	-	-	(5.744)	-	(5.744
4.1.	Net cash flow hedges		-	-	-	-	-	-	-	(5.744)	-	-	-	-	-	(5.744)	-	(5.74
4.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
	Transfers		-	-	-	-	-	-	-	-	-	-	-	-	(10.962)	(10.962)	-	(10.962
V.	"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	(10.962)	(10.962)	-	(10.962
VI.	Hedges for risk management		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
6.1	Net cash flow hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
6.2	Net foreign investment hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
VII.	Current period net profit		-	-	-	-	-	-	-	-	1.511.873	-	-	-	-	1.511.873	4.302	1.516.17
VIII.	Profit distribution		-	-	-	-	64.615	-	[illegible]	-	-	[illegible]	27.717	-	-	(219.319)	-	(219.319
8.1	Dividends		-	-	-	-	-	-	-	-	-	(219.319)	-	-	-	(219.319)	-	(219.319
8.2	Transferred to reserves		-	-	-	-	64.615	-	889.535	-	-	(954.150)	-	-	-	-	-	
8.3	Others		-	-	-	-	-	-	-	-	-	(27.717)	27.717	-	-	-	-	
IX	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
9.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
9.2	Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
9.3	Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
9.4	Securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
9.5	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
9.6	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
9.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
9.8	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
X.	Changes resulted from disposal of assets		-	-	-	-	(4.434)	-	(28.876)	-	-	33.310	-	559	-	559	-	55
XI	Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	2.565	-	-	(19)	2.546	7.586	10.13
XII	Primary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
XIII	Secondary subordinated debts		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
XIV.	Others		-	-	-	-	(142)	-	-	(4.446)	-	-	-	-	-	(4.588)	-	(4.58
	Balances at end of the period (I+II+III+IV+V+VI+VII+VIII+IX+X+XI+XII+XIII+XIV)		2.100.000	772.554	-	-	168.692	-	1.387.404	7.363	1.511.873	-	29.864	1.509	129.504	6.109.763	19.658	6.128.42

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Statement of Cash Flows

For the Six-Month Period Ended 30 June 2007

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)	
			CURRENT PERIOD 30 June 2007	PRIOR PERIOD 30 June 2006
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**		**1.854.326**	**677.503**
1.1.1	Interests received		3.503.793	2.175.215
1.1.2	Interests paid		(2.073.201)	(1.277.595)
1.1.3	Dividend received		1.849	2.127
1.1.4	Fees and commissions received		664.876	546.417
1.1.5	Other income		834.753	131.676
1.1.6	Collections from previously written-off loans and other receivables		11.158	87.535
1.1.7	Payments to personnel and service suppliers		(867.304)	(828.367)
1.1.8	Taxes paid		(221.598)	(159.505)
1.1.9	Others		-	-
1.2	**Changes in operating assets and liabilities**		**(2.334.109)**	**922.113**
1.2.1	Net (increase) decrease in financial assets held for trading		(216.048)	(73.558)
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		(2.315.051)	(549.525)
1.2.4	Net (increase) decrease in loans		(5.231.041)	(9.076.353)
1.2.5	Net (increase) decrease in other assets		(437.885)	(1.111.505)
1.2.6	Net increase (decrease) in bank deposits		617.352	495.859
1.2.7	Net increase (decrease) in other deposits		3.119.986	4.690.932
1.2.8	Net increase (decrease) in funds borrowed		1.895.212	6.201.021
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		233.366	345.242
I.	**Net cash flow from banking operations**		**(479.783)**	**1.599.616**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**		**(812.524)**	**(1.008.485)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		(71)	(125)
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		95	29.459
2.3	Purchases of tangible assets		(111.094)	(76.483)
2.4	Sales of tangible assets		27.035	325.839
2.5	Cash paid for purchase of financial assets available-for-sale, net		(735.280)	-
2.6	Cash obtained from sale of financial assets available-for-sale, net		-	859.639
2.7	Cash paid for purchase of investments held-to-maturity		(70.776)	(3.694.203)
2.8	Cash obtained from sale of investments held-to-maturity		77.567	1.547.389
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**(219.365)**	**(180.097)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	-
3.4	Dividends paid		(2 9.319)	(178.578)
3.5	Payments for financial leases		(46)	(1.519)
3.6	Others		-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		**(5.831)**	**(793.690)**
V.	**Net (decrease)/increase in cash and cash equivalents (I+II+III+IV)**		**(1.517.503)**	**(382.656)**
VI.	**Cash and cash equivalents at beginning of period**		**4.149.369**	**3.935.548**
VII.	**Cash and cash equivalents at end of period (V+VI)**		**2.631.866**	**3.552.892**

(Thousands of New Turkish Lira (YTL))

3 Accounting Policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its consolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulation and Supervision Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying consolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis. In BRSA's Circular no.BDDK.DZM.2/13/-d-5 on 28 April 2005, it was stated that as of January 2005, the majority of the criterias confirming the existence of a hyperinflationary economy are not valid anymore. Accordingly, the inflation accounting had been applied upto the end of 2004 and ceased beginning from 1 January 2005.

The accounting policies and the valuation principles applied in the preparation of the accompanying consolidated financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying consolidated financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for use of financial instruments and foreign currency transactions

3.2.1 Strategy for use of financial instruments

The liability side of the balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank and its financial affiliates have access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank and its financial affiliates are keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are some of the effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

(Thousands of New Turkish Lira (YTL))

Another influential factor in the management of the interest and liquidity risk on balance sheet, is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement.

Foreign currency differences arising from the conversion of the net investments in subsidiaries in foreign countries into YTL are classified as "other profit reserves" under the shareholders' equity. The financial liabilities in foreign currencies are designated as hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instruments under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches and consolidated financial affiliates, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Information on consolidated subsidiaries

As of 30 June 2007, the following financial affiliates are consolidated in the accompanying consolidated financial statements; Garanti Bank International (GBI), Garanti Bank Moscow (Garanti Moscow), Garanti Finansal Kiralama AŞ (Garanti Finansal Kiralama), Garanti Yatırım Menkul Kıymetler AŞ (Garanti Yatırım), Garanti Portföy Yönetimi AŞ (Garanti Portföy), Garanti Emeklilik AŞ (Garanti Emeklilik), Garanti Faktoring Hizmetleri AŞ (Garanti Faktoring), Garanti Fund Management Co Ltd (GFM) ve Garanti Financial Services Plc (GFS). Following the sale transaction took place on 21 June 2007 as explained in Note 5.1.9, the remaining 20% investment in Garanti Sigorta AŞ (Garanti Sigorta) is consolidated under equity method of accounting in the accompanying consolidated financial statements.

Garanti Sigorta was established in 1989 to perform insurance activities. In 1992, it was decided to operate life and health branches under a different company and accordingly Garanti Hayat Sigorta was established. Garanti Hayat Sigorta was converted into a private pension company in compliance with the legislation early in 2003 and its name was changed as Garanti Emeklilik ve Hayat AŞ. The Bank owns 20% of Garanti Sigorta and 84.91% of Garanti Emeklilik. The head offices of these companies are in Istanbul.

(Thousands of New Turkish Lira (YTL))

Garanti Finansal Kiralama was established in 1990 to perform financial lease activities. The company's head office is in Istanbul. The Bank owns 98.94% of the company's shares through direct and indirect shareholdings.

Garanti Faktoring was established in 1990 to perform import, export and domestic factoring activities. The company's head office is in Istanbul. The Bank and T. İhracat Bankası AŞ own 55.40% and 9.78% of the company's shares, respectively. The remaining 34.82% shares are held by public.

GBI was established in 1990 by the Bank to perform banking activities in abroad. This foreign bank's head office is in Amsterdam. It is wholly owned by the Bank.

Garanti Yatırım was established in 1991 to perform brokerage activities for marketable securities, valuable papers and documents representing financial values or financial commitments of issuing parties other than securities. The company's head office is in Istanbul. It is wholly owned by the Bank.

Garanti Moscow was established in 1996 to perform banking activities in abroad. This foreign bank's head office is in Moscow. The Bank and Garanti Financial Services plc own 75.02% and 24.86% of the company shares, respectively.

Garanti Portföy was established in June 1997 to manage the customer portfolios by using the capital market products in compliance with the principles and rules of the regulations regarding the company's purpose of establishment and the portfolio management agreements signed with the customers. The company's head office is in Istanbul. It is wholly owned by the Bank.

GFS was established in Ireland in December 1997 to perform financial activities. The Bank owns 99.99% of the company's shares.

Liquidation or sale transactions of the associates and subsidiaries subject to consolidation:

As explained in Note 5.1.9, the Bank sold 80% and 15% of its consolidated subsidiaries' shares; Garanti Sigorta AŞ and Garanti Emeklilik ve Hayat AŞ, respectively to Eureko BV on 21 June 2007.

The Bank sold its 50.98% shares of Garanti Gayrimenkul Yatırım Ortaklığı AŞ in total 37,622,945 unit shares to Doğuş Holding AŞ (A-group shares of 737,705 and B-group shares of 18,066,240 in total 18,803,945 unit shares) and GE Capital Corporation (A-group shares of 737,705 and B-group shares of 18,081,295 in total 18,819,000 unit shares).

Doğuş Holding AŞ signed a Share Sales Agreement on 24 August 2005 for the sale of 53.550.000.000 unit shares representing 25.5% of the Bank issued share capital to GE Araştırma ve Müşavirlik Limited Şti which is a GE Group company. According to this agreement, certain non-financial participations and property are to be taken over by Doğuş Holding AŞ at a total price of YTL 958,000 thousands calculated based on the financial statements as of 31 March 2005. 50% of the sale price to be collected at the closing date, 25% to be collected one year from the closing date and the remaining to be collected two years from the closing date. Accordingly, following the sale of shares, the Bank's certain non-financial subsidiaries representing the first group were transferred over to Doğuş Holding AŞ in December 2005. In accordance with the terms of the agreement, beside an investment in a non-financial associate the investment in Doc Finance SA having a book value of CHF 4,350 thousands categorized in the second group was sold to Doğuş Holding AŞ on 17 April 2006. Before this sale, Doc Finance SA used to be consolidated based on "equity method of accounting".

The Bank's two consolidated financial affiliates having in total 76% ownership in Cappadocia Investment Ltd sold their shares in this company before the end of November 2006 to its risk group.

GFM's liquidation is expected to be completed in 2007.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. The Bank and its financial affiliates do not have any embedded derivatives.

In accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. The subsequent fair value changes are recorded under the income statement for trading derivatives and under the shareholders' equity for hedging derivatives.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

General

Interest income and expenses are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest income of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

Insurance business

Earned premiums: The premiums of life and non-life branches comprise the premiums due on contracts, net of cancellations, issued during a financial year. These premiums are recorded in the financial statements by taking the reserve for unearned premiums into consideration.

Unearned premium reserve: Insurance companies are required to allocate reserves for unearned premium for all in-force policies except for earthquake guarantees. In compliance with the Law no.7397, the unearned premium reserve is calculated for all outstanding policies during the balance sheet period after deducting commissions on an accrual basis.

Life assurance provision: Insurance companies operating in life insurance business are required to provide life assurance provision for future guaranteed policy benefits. The life assurance provision is computed by the actuary by taking the mortality assumptions announced officially applicable for Turkish insurance companies. In the calculation of such provision, the net rate of return on investments is also taken into account.

Provision for outstanding claims: Provision is allocated for the outstanding claims incurred and reported but not yet settled as of the reporting period end. Such provisions should be calculated taking into account the results of the appraisal reports or the preliminary assessments of the insured customer and the expert.

Financial lease operations

Total of minimum rental payments including interests and principals are recorded under "financial lease receivables" as gross. The difference, i.e. the interest, between the total of rental payments and the cost of the related tangible asset is recorded under "unearned income". When the rent payment incurs, the rent amount is deducted from "financial lease receivables"; and the interest portion is recorded as interest income in the income statement.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank and its financial affiliates have the intent and ability to hold until maturity, excluding originated loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are recorded using discounting method with internal rate of return after deducting impairments, if any. Interest earned on investments held-to-maturity are recognized as interest income.

Financial assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and originated loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities will be valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised through providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recorded at cost and valued using discounting method with internal rate of return. The duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

Specific allowances for non-performing loan and other receivables are provided in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. Such allowances are deducted from loans under follow-up on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts for Banks. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank or its financial affiliates have no discontinued operations.

3.12 Goodwill and other intangible assets

The intangible assets consist of goodwill, leasehold improvements, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in accordance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

(Thousands of New Turkish Lira (YTL))

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. From the beginning of 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Goodwill represents the excess of the total acquisition costs over the shares owned in the net assets of the acquired company at the date of acquisition. The "net goodwill" resulted from the acquisition of the investment and to be included in the consolidated balance sheet, is calculated based on the financial statements of the investee company as adjusted according to the required accounting principles.

If any goodwill is computed at consolidation, it is recorded under intangible assets on the asset side of the consolidated balance sheet as an asset. It is assessed to identify whether there is any indication of impairment. If any such indication exists, the necessary provision is recorded as an expense in the income statement. The goodwill is not amortized.

Estimated useful lives of the intangible assets except for goodwill, are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in accordance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

(Thousands of New Turkish Lira (YTL))

Depreciation rates and estimated useful lives are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) from 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. From the beginning of 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

(Thousands of New Turkish Lira (YTL))

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank or its financial affiliates. If an inflow of economic benefits has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Obligations concerning employee rights

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignation or misbehaviours.

The Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in accordance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits".

The major actuarial assumptions used in the calculation of the total liability are as follows:

	30 June 2007	31 December 2006
Discount Rate	5.71%	5.71%
Expected Rate of Salary/Limit Increase	5.00%	5.00%
Estimated Employee Turnover Rate	5.25%	5.25%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in accordance with TAS 19.

The employees of the Bank are the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the temporary article no.20 of the Social Security Law no.506.

As per the letter of the Ministry of Employement and Social Security no.55723 dated 9 November 2006, the temporary Article no.23 of the Turkish Banking Law no.5411 and the temporary Article no.6 of the Law no.5502 dated 16 May 2006, the Board of Ministry of Turkey has agreed on 30 November 2006 by the Decree of Board of Ministries no. 2006/11345 that the Decree on the transfer of pension funds similar foundations subject to the temporary article no.20 of the Social Security Law no.506 together with their members and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to Social Security Foundation (SSF) will take place.

As per the Article no.9 of the related Decision of Board of Ministries;

The discounted liability for each fund in terms of the persons transferred as of the transfer date, including the contributors left the fund, should be calculated by taking the revenues and expenditures of funds into account under the Law no.506 as follows;

a) The technical interest rate to be used for the actuarial calculation is 10.24% calculated as the nominal interest rate at the issue date of the longest-maturity discounted New Turkish Lira-denominated government bonds as of 30 June 2005, as adjusted to real interest rate using the year-end inflation target based on the consumer price index declared in the Medium-Term Program of the Turkish Government.

b) Mortality table "CSO 1980 female and male lifetime tables" will be used for death-age assumptions.

(Thousands of New Turkish Lira (YTL))

c) Estimated premium payments (including insurance premiums for illness) made by contributors of the fund after the date of transfer of the fund (i.e. active members and persons making volantary premium payments) up to the date they are entitled to receive salary or income as per the Law no.506 are taken into account as revenue in the calculation of discounted value of the fund.

The technical financial statements of the Fund are audited by the certified actuary according to the Article no.38 of the Insurance Law and the "Actuaries Regulation" issued as per this Article. As per the actuarial report dated 12 February 2007 and prepared in compliance with the principles explained above, there is no technical or actual deficit determined which requires provision against.

On 2 November 2005 the President had applied to the Constitutional Court for annulment of certain statements of the related Article of the Turkish Banking Law no.5411 related with the transfer of funds to SSF. By the decision of the Constitutional Court no.E.2005/39, K.2007/33 dated 22 March 2007 as published in the Official Gazette no.26479 dated 31 March 2007, the related Article was annulled and its execution was aborted as of the publication date of this decision.

Except for the employees of the Bank, the retirement-related benefits of the employees of the consolidated subsidiaries and associates are subject to SSF in case of domestic investees and to the legislations of the related countries in case of foreign investee companies. There are no obligations not reflected in the accompanying consolidated financial statements.

3.18 Taxation

3.18.1 Corporate tax

In accordance with Article No. 32 of the new Corporate Tax Law no.5520 published in the Official Gazette no.26205 dated 21 June 2006, the corporate tax rate is reduced from 30% to 20% in Turkey. Accordingly, effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives in Turkey are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, increased to 15% from 10%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the Turkish tax legislation, the tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

(Thousands of New Turkish Lira (YTL))

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Effective from 1 January 2006, the article 2 of the Law no.5479 published in the Official Gazette dated 8 April 2006 with no.26133 and the article 19 of the Income Tax Law that used to regulate the investment incentives are abolished. However, the provisional article 69 added to the Income Tax Law through this law regulates the transition period in application of investment incentives.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

3.19 Funds borrowed

Funds are generated from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 30 June 2007, the Bank or its financial affiliates do not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, American Express, BusinessCard credit cards and Maestro ve Electron Garanti24 cards are available under the brand name of Visa and Mastercard.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card, and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

(Thousands of New Turkish Lira (YTL))

Information on the business segments on a consolidated basis is as follows as of 30 June 2007:

Current Period	Retail Banking	Corporate Banking	Investment Banking	Other	Total Operations
Total Operating Profit	871,171	692,051	319,994	295,436	2,178,652
Other	-	-	-	764,325	764,325
Total Operating Profit	**871,171**	**692,051**	**319,994**	**1,059,761**	**2,942,977**
Net Operating Profit	519,661	476,071	296,800	476,726	1,769,258
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	1,849	1,849
Net Operating Profit	**519,661**	**476,071**	**296,800**	**478,575**	**1,771,107**
Provision for Taxes	-	-	-	254,932	254,932
Net Profit	**519,661**	**476,071**	**296,800**	**223,643**	**1,516,175**
Segment Assets	11,775,379	23,430,838	22,949,996	6,529,832	64,686,045
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	35,279	35,279
Undistributed Items	-	-	-	-	-
Total Assets	**11,775,379**	**23,430,838**	**22,949,996**	**6,565,111**	**64,721,324**
Segment Liabilities	22,043,885	12,285,217	18,002,762	6,261,039	58,592,903
Shareholders' Equity	-	-	-	6,128,421	6,128,421
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**22,043,885**	**12,285,217**	**18,002,762**	**12,389,460**	**64,721,324**
Other Segment Items					
Capital Expenditure	-	-	-	-	-
Depreciation Expenses	-	-	-	84,728	84,728
Impairment Losses	-	-	12,934	171,267	184,201
Other Non-Cash Income/Expenses	67,031	16,090	(177,838)	(72,860)	(167,577)
Restructuring Costs	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

3.24 Other disclosures

3.24.1 Disclosures for the first-time adoption of Turkish Accounting Standards

The accounting principles and valuation methods used in the preparation of the prior period consolidated financial statements are revised as explained in Note 3.1 in compliance with Turkish Accounting Standards and Turkish Financial Reporting Standards as per the communiqué no.1 "Frame for Preparation and Presentation of Financial Statements" of the Turkish Accounting Standards Board published on the Official Gazette no.25702 dated 16 January 2005. In compliance with the Turkish Accounting Standard 8 (TAS 8) "Accounting Policies, Changes in Accounting Estimates and Errors", the adjustments net of deferred tax effects made to the financial statements of the prior period are summarized below.

	Current Period Profit/Loss (*)	**Prior Periods Profit/Loss (*)**	**Total Shareholders' Equity (**)**
Reported Balances as of 31 December 2005	767,081	-	3,956,617
Reserve for Employee Severance Indemnities	(8,576)	(9,805)	(18,381)
Provision for Short-Term Employee Benefits	(6,198)	(23,290)	(29,488)
Provision for Promotion Expenses of Credit Cards	(3,301)	(7,745)	(11,046)
Cancellation of Negative Goodwill	(154)	154	-
Reclassification of the Year 2004 Extraordinary Reserves to Prior Periods Profit/Loss	-	36,307	-
Adjusted Balances as of 31 December 2005	748,852	(4,379)	3,897,702

(*) excluding minority interest
(**) including minority interest

	Net Profit/Loss of Period	**Total Shareholders' Equity**
Reported Balances as of 30 June 2006	533,508	4,004,160
Reserve for Employee Severance Indemnities	(1,003)	(19,384)
Provision for Short-Term Employee Benefits	(802)	(30,290)
Provision for Promotion Expenses of Credit Cards	2,272	(8,774)
Bonus Shares of Associates, Subsidiaries and Joint-Ventures	3,810	3,810
Adjusted Balances as of 30 June 2006	537,785	3,949,522

3.24.2 Other reclassifications

The factoring payables amounting YTL 178,561 thousands are netted with the same amount of factoring receivables as of 31 December 2006. As a result of this netting, the capital adequacy ratio increased from 12.76% to 12.83%.

The foreign exchange losses of YTL 3,683 thousands on the principal of foreign currency-indexed loans, is reclassified from "other operating expenses" to "foreign exchange losses"; and the foreign exchange gains of YTL 229,235 thousands and YTL 164,920 thousands on the foreign currency-indexed loans and securities respectively from "other operating income" to "foreign exchange gains" as of 30 June 2006.

4 Consolidated Financial Position and Results of Operations

4.1 Consolidated capital adequacy ratio

The Bank's consolidated capital adequacy ratio is 13.50% (unconsolidated basis: 15.00%) as of 30 June 2007.

4.1.1 Risk measurement methods in calculation of consolidated capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted once more and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

(Thousands of New Turkish Lira (YTL))

4.1.2 Details of consolidated capital adequacy ratio

	Risk Weightings							
	Parent Bank Only				Consolidated			
	0%	*20%*	*50%*	*100%*	*0%*	*20%*	*50%*	*100%*
Value at Credit Risk								
Balance Sheet Items (Net)	**20,756,243**	**2,487,908**	**6,458,015**	**27,289,918**	**21,627,968**	**4,029,852**	**6,755,695**	**30,662,047**
Cash on Hand	291,080	8,338	-	-	296,295	8,339	-	-
Securities in Redemption	-	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	1,189,548	-	-	-	1,189,547	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	-	539,392	-	1,331,871	74,583	1,727,175	-	1,783,065
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-	-
Reserve Deposits	3,546,635	-	-	-	3,546,635	-	-	-
Loans	2,524,040	245,313	6,391,120	23,031,066	2,650,464	507,891	6,445,864	24,571,969
Loans under Follow-Up (Net)	-	-	-	268,467	-	-	-	268,907
Lease Receivables	-	-	-	-	59,498	73,339	239,823	1,168,929
Financial Assets Available-for-Sale	8,057,376	1,467,000	-	224,885	8,146,569	1,467,074	-	403,915
Investments Held-to-Maturity	4,285,771	-	-	-	4,790,210	-	-	29,452
Receivables from Term Sale of Assets	-	-	-	256,922	-	-	-	256,922
Miscellaneous Receivables	76	-	-	95,117	76	-	-	546,030
Accrued Interest and Income	796,645	45,437	66,895	524,910	797,664	63,606	70,008	550,849
Investments in Associates, Subsidiaries and Joint-Ventures (Net)	-	-	-	597,078	-	-	-	34,299
Tangible Assets (Net)	-	-	-	925,479	-	-	-	1,008,079
Other Assets	65,072	182,428	-	34,123	76,427	182,428	-	39,631
Off-Balance Sheet Items	**209,734**	**4,173,932**	**1,164,386**	**5,790,520**	**212,396**	**4,324,875**	**1,168,847**	**6,097,762**
Non-Cash Loans and Commitments	209,734	4,029,448	1,164,386	5,778,855	212,396	4,144,443	1,168,847	6,057,403
Derivative Financial Instruments	-	144,484	-	11,665	-	180,432	-	40,359
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**20,965,977**	**6,661,840**	**7,622,401**	**33,080,438**	**21,840,364**	**8,354,727**	**7,924,542**	**36,759,809**

4.1.3 Summary information related to consolidated capital adequacy ratio

	Parent Bank Only		Consolidated	
	Current Period	Prior Period	Current Period	Prior Period
Value at Credit Risk (VaCR)	38,224,007	31,465,572	42,393,025	35,367,309
Value at Market Risk (VaMR)	815,713	303,300	2,078,025	1,506,975
Value at Operational Risk (VaOR)	4,270,571	-	5,109,996	-
Shareholders' Equity	6,496,246	4,528,326	6,691,590	4,729,134
Shareholders' Equity/ (VaCR+VaMR+VaOR)*100	15.00%	14.25%	13.50%	12.83%

VaCR: Value at Credit Risk
VaMR: Value at Market Risk
VaOR: Value at Operational Risk

(Thousands of New Turkish Lira (YTL))

4.1.4 Components of consolidated shareholders' equity

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	2,113,165	2,103,031
Nominal Capital	2,113,165	2,103,031
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	773,640	773,640
Share Premium	-	-
Share Cancellation Profits	-	-
Legal Reserves	170,069	110,030
I. Legal Reserve (Turkish Commercial Code 466/1)	146,442	96,236
II. Legal Reserve (Turkish Commercial Code 466/2)	23,627	13,794
Reserves allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,387,114	527,769
Reserve allocated as per the Decision held by the General Assembly	1,387,114	527,052
Retained Earnings	-	717
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	1,516,175	1,166,563
Current Period Profit	1,516,175	1,166,563
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	32,000	30,000
Income on Sale of Equity Shares and Real Estates to be used up for Capital Increase	27,717	-
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Loss excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	68,077	61,586
Prepaid Expenses (-)	201,459	151,713
Intangible Assets (-)	23,770	25,686
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Total Core Capital	**6,019,880**	**4,711,033**
SUPPLEMENTARY CAPITAL		
General Provisions	224,458	158,466
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus Shares of Associates, Subsidiaries and Joint-Ventures	1,509	950
Hedging Reserves (effective portion)	(13,599)	(19,370)
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	748,188	106,484
45% of Securities Value Increase Fund	58,284	55,217
Associates and Subsidiaries	-	-
Investment Securities Available for Sale	58,284	55,217
Other Reserves	20,962	36,923
Total Supplemantary Capital	**1,040,768**	**339,636**
TIER III CAPITAL	-	-
CAPITAL	**7,060,648**	**5,050,669**

(Thousands of New Turkish Lira (YTL))

DEDUCTIONS FROM CAPITAL	**369,058**	**321,535**
Unconsolidated investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at 10% or more	980	1,004
Investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at less than 10% exceeding 10% or more of the Total Core and Supplementary Capitals	-	-
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	74,772	81,546
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**6,691,590**	**4,729,134**

4.2 Consolidated credit risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.3 Consolidated market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simmulation, monte carlo simmulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

(Thousands of New Turkish Lira (YTL))

4.3.1 Value at market risk on a consolidated basis

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	71,026
(II) Capital Obligation against Specific Risks - Standard Method	65,849
(III) Capital Obligation against Currency Risk - Standard Method	21,574
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks - Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	7,793
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII) Total Capital Obligations against Market Risk (I+II+III+IV+V+VI)	**166,242**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**2,078,025**

4.3.2 Monthly average values at market risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.4 Consolidated operational risk

The value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is composed of net interest income plus net non-interest income at year end. It is increased by provisions, operating expenses including fees paid to outsourcing service providers, and reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity and extraordinary income and income derived from insurance claims.

	31 December 2004	31 December 2005	31 December 2006
(I) Net Interest Income	1,423,468	1,817,392	2,075,885
(II) Net Non-Interest Income	(1,022,900)	(1,065,662)	(909,320)
(III) Provisions	735,434	664,890	682,656
(IV) Operating Expenses	1,270,775	1,464,074	1,591,847
(V) Gain/Loss on Securities Available-for-Sale and Held-to-Maturity	67,432	58,854	51,307
(VI) Extraordinary Income	84,339	132,907	157,707
(VII) Gross Income (I+II+III+IV+V-VI-VII)	2,255,006	2,688,933	3,232,054
(VIII) Average Gross Income (Total Gross Income/3)		2,725,331	
(IX) Value at Operational Risk (Av. Gross Income x 15% x 12.5)		**5,109,996**	

4.5 Consolidated foreign currency exchange rate risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 30 June 2007, the Bank and its financial affiliates' net 'on balance sheet' foreign currency short position amounts to YTL 2,733,505 thousands (31 December 2006: YTL 3,231,168 thousands), net 'off-balance sheet' foreign currency long position amounts to YTL 2,849,077 thousands (31 December 2006: YTL 3,392,232 thousands), while net foreign currency long position amounts to YTL115,572 thousands (31 December 2006: YTL 161,064 thousands).

(Thousands of New Turkish Lira (YTL))

The consolidated foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	US$	**EUR**	**Yen (100)**	**GBP**
The Bank's foreign currency purchase rate at balance sheet date	1,3040	1,7627	1,0567	2,6159
Foreign currency rates for the days before balance sheet date;				
Day 1	1,3040	1,7619	1,0565	2,6156
Day 2	1,3150	1,7706	1,0691	2,6330
Day 3	1,3240	1,7787	1,0810	2,6434
Day 4	1,3180	1,7742	1,0707	2,6350
Day 5	1,3150	1,7698	1,0629	2,6263
Last 30-day arithmetical average rate	1,3155	1,7648	1,0721	2,6117

(Thousands of New Turkish Lira (YTL))

The Bank's consolidated currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,144,966	66,725	244	9,540	3,221,475
Banks and Other Financial Institutions	447,934	2,033,573	16,968	60,029	2,558,504
Financial Assets at Fair Value through Profit/Loss	218,643	761,981	15	13,760	994,399
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	89,546	4,434,876	-	49,514	4,573,936
Loans	5,348,448	10,052,410	26,048	402,745	15,829,651
Investments in Associates, Subsidiaries and Joint-Ventures	561	-	-	-	561
Investments Held-to-Maturity	134,555	837,867	-	-	972,422
Derivative Financial Assets Held for Risk Management	-	3,362	-	-	3,362
Tangible Assets	59,577	494	-	1,466	61,537
Intangible Assets	4,930	124	-	769	5,823
Other Assets	815,261	456,436	140	9,956	1,281,793
Total Assets	**10,264,421**	**18,647,848**	**43,415**	**547,779**	**29,503,463**
Liabilities					
Bank Deposits	261,770	565,167	43	168,499	995,479
Foreign Currency Deposits	7,511,160	11,752,493	69,194	552,417	19,885,264
Interbank Money Market Takings	58,245	653,125	-	-	711,370
Other Fundings	2,434,664	7,706,293	1,478	-	10,142,435
Securities Issued	-	-	-	-	-
Miscellaneous Payables	77,845	67,694	16	3,075	148,630
Derivative Financial Liabilities Held for Risk Management	-	4,769	-	-	4,769
Other Liabilities (*)	99,687	171,881	2,674	74,779	349,021
Total Liabilities	**10,443,371**	**20,921,422**	**73,405**	**798,770**	**32,236,968**
Net 'On Balance Sheet' Position	**(178,950)**	**(2,273,574)**	**(29,990)**	**(250,991)**	**(2,733,505)**
Net 'Off-Balance Sheet' Position	**291,039**	**2,175,937**	**29,183**	**352,918**	**2,849,077**
Derivative Assets	1,679,081	6,945,597	92,936	556,298	**9,273,912**
Derivative Liabilities	(1,388,042)	(4,769,660)	(63,753)	(203,380)	**(6,424,835)**
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**10,183,040**	**16,004,675**	**17,464**	**497,614**	**26,702,793**
Total Liabilities	**9,702,596**	**19,450,587**	**19,894**	**760,884**	**29,933,961**
Net ' On Balance Sheet' Position	**480,444**	**(3,445,912)**	**(2,430)**	**(263,270)**	**(3,231,168)**
Net 'Off-Balance Sheet' Position	**(377,428)**	**3,374,281**	**4,597**	**390,782**	**3,392,232**
Derivative Assets	1,194,583	5,776,120	12,682	529,508	7,512,893
Derivative Liabilities	(1,572,011)	(2,401,839)	(8,085)	(138,726)	(4,120,661)
Non-Cash Loans	-	-	-	-	-

(*) Other liabilities also include gold deposits of YTL 67,995 thousands that is included in "deposits" in the accompanying consolidated financial statements.

(Thousands of New Turkish Lira (YTL))

4.6 Consolidated interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Current Period	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,546,637	-	-	-	-	1,537,954	5,084,591
Banks and Other Financial Institutions	1,785,228	169,280	227,500	250,631	947,548	239,507	3,619,694
Financial Assets at Fair Value through Profit/Loss	18,070	39,238	33,143	58,880	1,028,068	95,944	1,273,343
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,390,762	3,815,833	975,912	275,353	3,501,261	612,705	10,571,826
Loans	8,684,274	6,448,546	4,178,205	3,280,765	11,181,799	831,442	34,605,031
Investments Held-to-Maturity	531,071	2,729,240	167,531	513,630	861,929	274,744	5,078,145
Other Assets	228,272	242,585	484,260	364,579	882,541	2,286,457	4,488,694
Total Assets	**16,184,314**	**13,444,722**	**6,066,551**	**4,743,838**	**18,403,146**	**5,878,753**	**64,721,324**
Liabilities							
Bank Deposits	916,919	268,019	57,307	16,266	629,563	323,398	2,211,472
Other Deposits	23,458,630	3,021,488	680,272	783,295	299,435	7,107,858	35,350,978
Interbank Money Market Takings	3,983,196	610,617	206,849	332,742	801,975	119,215	6,054,594
Miscellaneous Payables	-	-	-	-	-	2,199,228	2,199,228
Securities Issued	-	-	-	-	-	-	-
Other Fundings	402,684	802,319	664,441	1,961,491	7,054,395	152,522	11,037,852
Other Liabilities	146,721	211,732	7,506	28,628	39,235	7,433,378	7,867,200
Total Liabilities	**28,908,150**	**4,914,175**	**1,616,375**	**3,122,422**	**8,824,603**	**17,335,599**	**64,721,324**
On Balance Sheet Long Position	-	8,530,547	4,450,176	1,621,416	9,578,543	-	24,180,682
On Balance Sheet Short Position	(12,723,836)	-	-	-	-	(11,456,846)	(24,180,682)
Off-Balance Sheet Long Position	12,666	3,790	1,552	2,995	1,745	-	22,748
Off-Balance Sheet Short Position	(14,186)	(8,625)	(528)	(3,026)	(1,745)	-	(28,110)
Total Position	(12,725,356)	8,525,712	4,451,200	1,621,385	9,578,543	(11,456,846)	(5,362)

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments (%):

Current Period	**Euro**	**US$**	**Yen**	**YTL**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.97	-	-	13.13
Banks and Other Financial Institutions	4.00-4.50	3.25-7.75	0.55	17.25-22.20
Financial Assets at Fair Value through Profit/Loss	5.13-6.5	7.00-12.38	-	16.00-19.88
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.47-10.63	7.00-12.75	-	16.49-19.03
Loans	4.28-8.08	5.60-9.30	2.13	23.03-24.94
Investments Held-to-Maturity	8.13-11.14	6.88-12.38	-	18.64-21.24
Liabilities				
Bank Deposits	3.90-6.12	5.36-7.00	-	13.44-17.00
Other Deposits	1.50-5.00	1.00-6.50	0.45	15.77
Interbank Money Market Takings	-	2.00-5.50	-	11.27-14.00
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.26-5.33	5.89-6.55	1.63	17.66-18.95

(Thousands of New Turkish Lira (YTL))

4.6.2 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Prior Period	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,425,434	-	-	-	-	1,858,999	5,284,433
Banks and Other Financial Institutions	1,673,808	136,959	230,902	201,399	99,924	209,589	2,552,581
Financial Assets at Fair Value through Profit/Loss	52,106	107,268	80,996	296,216	464,813	51,166	1,052,565
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,760,022	3,897,170	1,291,782	209,774	2,588,313	62,938	9,809,999
Loans	8,668,560	5,686,549	2,634,832	5,552,701	6,487,302	204,909	29,234,853
Investments Held-to-Maturity	577,933	2,408,687	92,703	635,345	1,468,147	(10,214)	5,172,601
Other Assets	353,390	306,991	258,386	495,267	723,158	1,875,601	4,012,793
Total Assets	**16,511,253**	**12,543,624**	**4,589,601**	**7,390,702**	**11,831,657**	**4,252,988**	**57,119,825**
Liabilities							
Bank Deposits	1,078,567	189,799	30,390	27,178	17,306	230,475	1,573,715
Other Deposits	21,874,365	2,787,447	415,708	557,406	87,750	6,483,814	32,206,490
Interbank Money Market Takings	3,708,339	217,703	105,881	179,078	1,071,885	12,759	5,295,645
Miscellaneous Payables	-	-	-	-	-	1,740,498	1,740,498
Securities Issued	-	-	-	-	-	-	-
Other Fundings	548,421	549,672	1,681,633	1,196,711	5,803,548	25,262	9,805,247
Other Liabilities	1,465,789	160,853	102,005	195,721	1,166	4,572,696	6,498,230
Total Liabilities	**28,675,481**	**3,905,474**	**2,335,617**	**2,156,094**	**6,981,655**	**13,065,504**	**57,119,825**
On Balance Sheet Long Position	-	**8,638,150**	**2,253,984**	**5,234,608**	**4,850,002**	-	**20,976,744**
On Balance Sheet Short Position	**(12,164,228)**	-	-	-	-	**(8,812,516)**	**(20,976,744)**
Off-Balance Sheet Long Position	**20,773**	**192**	-	**508**	**4,921**	-	**26,394**
Off-Balance Sheet Short Position	**(10,521)**	**(167)**	-	**(508)**	**(4,921)**	-	**(16,117)**
Total Position	**(12,153,976)**	**8,638,175**	**2,253,984**	**5,234,608**	**4,850,002**	**(8,812,516)**	**10,277**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments (%):

Prior Period	**Euro**	**US$**	**Yen**	**YTL**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	-
Banks and Other Financial Institutions	2.75-4.75	3.25-8.00	-	17.34-21.50
Financial Assets at Fair Value through Profit/Loss	5.63-6.50	7.00-12.38	-	14.08-21.43
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.34-10.63	7.08-12.75	-	20.60-21.21
Loans	5.73-9.93	7.00-14.33	2.80	20.00-25.16
Investments Held-to-Maturity	5.75-9.88	6.88-12.38	-	17.53-23.06
Liabilities				
Bank Deposits	3.33-5.67	5.25-7.35	-	15.00-18.56
Other Deposits	2.02-5.00	2.00-6.75	0.68	15.77
Interbank Money Market Takings	3.33	5.26-5.60	-	14.20-17.14
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	3.97-5.08	5.50-6.69	-	14.69-20.31

4.7 Consolidated liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-6 Month	6-12 Months	1 Year And Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,494,180	3,590,411	-	-	-	-	-	5,084,591
Banks and Other Financial Institutions	306,615	1,694.122	170,547	228,249	252,206	967,955	-	3,619,694
Financial Assets at Fair Value through Profit/Loss	2,680	30,961	29,896	58,149	203,590	948,067	-	1,273,343
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	58,658	1,481,443	4,067,468	1,009,364	292,610	3,662,141	142	10,571,826
Loans	72,628	6,521,375	3,239,622	2,958,104	2,945,048	18,599,347	268,907	34,605,031
Investments Held-to-Maturity	-	-	490,036	167,714	505,097	3,915,298	-	5,078,145
Other Assets	162,683	398,513	694,528	484,260	364,346	883,484	1,500,880	4,488,694
Total Assets	**2,097,444**	**13,716,825**	**8,692,097**	**4,905,840**	**4,562,897**	**28,976,292**	**1,769,929**	**64,721,324**
Liabilities								
Bank Deposits	403,957	807,395	270,106	58,065	16,681	655,268	-	2,211,472
Other Deposits	8,039,734	22,423,769	3,035,201	677,894	753,415	420,965	-	35,350,978
Other Fundings	-	408,477	527,312	675,432	2,298,899	7,127,732	-	11,037,852
Interbank Money Market Takings	-	4,011,674	631,561	218,702	337,605	855,052	-	6,054,594
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	140,325	1,583,030	19,001	456,872	-	-	-	2,199,228
Other Liabilities (**)	122,280	248,750	291,854	20,443	44,342	77,991	7,061,540	7,867,200
Total Liabilities	**8,706,296**	**29,483,095**	**4,775,035**	**2,107,408**	**3,450,942**	**9,137,008**	**7,061,540**	**64,721,324**
Liquidity Gap	**(6,608,852)**	**(15,766,270)**	**3,917,062**	**2,798,432**	**1,111,955**	**19,839,284**	**(5,291,611)**	**-**
Prior Period								
Total Assets	**2,377,062**	**12,748,994**	**5,424,100**	**3,301,381**	**5,916,213**	**25,440,867**	**1,911,208**	**57,119,825**
Total Liabilities	**8,380,680**	**27,128,580**	**3,921,376**	**2,694,842**	**2,175,963**	**7,007,179**	**5,811,205**	**57,119,825**
Liquidity Gap	**(6,003,618)**	**(14,379,586)**	**1,502,724**	**606,539**	**3,740,250**	**18,433,688**	**(3,899,997)**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5 Disclosures and Footnotes on Consolidated Financial Statements

5.1 Consolidated assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	170,226	122,095	181,253	154,042
Central Bank of Turkey	1,689,051	3,090,906	1,700,078	3,226,830
Others	3,839	8,474	4,088	18,142
Total	**1,863,116**	**3,221,475**	**1,885,419**	**3,399,014**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	4,693	1,184,854	621	1,500,852
Unrestricted Time Deposits	-	-	500,730	-
Restricted Time Deposits	-	-	-	-
Reserve Deposits	1,684,358	1,906,052	1,198,727	1,725,978
Total	**1,689,051**	**3,090,906**	**1,700,078**	**3,226,830**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 11%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. Interest rates applied for reserve requirements by the Central Bank of Turkey are 13.12% for YTL deposits and 2.530%-1.965% for foreign currency deposits.

5.1.2 Financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Common Shares	-	-	-	-
Bills, Bonds and Similar Securities	1,750	-	8,215	-
Others	-	165,618	-	133,500
Total	**1,750**	**165,618**	**8,215**	**133,500**

5.1.2.2 Positive differences on trading derivative instruments

Trading Derivatives	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	10,182	7,689	7,520	2,582
Swap Transactions	842	20,985	6,138	30,825
Futures	-	102	-	-
Options	15,743	10,133	2,639	2,057
Others	-	552	-	3,361
Total	**26,767**	**39,461**	**16,297**	**38,825**

(Thousands of New Turkish Lira (YTL))

5.1.3 Banks and other financial institutions

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	1,061,190	2,558,504	207,543	2,345,038
Domestic banks	512,422	858,244	138,472	803,673
Foreign banks	548,768	1,700,260	69,071	1,541,365
Foreign headoffices and branches	-	-	-	-
Other Financial Institutions	-	-	-	-
Total	**1,061,190**	**2,558,504**	**207,543**	**2,345,038**

Due from foreign banks:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in YTL include government bonds. Carrying values of such securities with total face value of YTL 477,810 thousands (31 December 2006: YTL 458,133 thousands), is YTL 475,154 thousands (31 December 2006: YTL 463,266 thousands). The related accrued interests amount to YTL 33,171 thousands (31 December 2006: YTL 51,108 thousands).

Collateralized financial assets available-for-sale in foreign currencies include eurobonds and other foreign currency government securities. Carrying values of such securities with total face value of US$ 438,750,000 and EUR 3,563,000 (31 December 2006: US$ 432,650,000 and EUR 3,563,000), are US$ 433,228,874 and EUR 3,891,700 (31 December 2006: US$ 429,219,469 and EUR 4,028,624). The related accrued interests amount to US$ 19,579,862 and EUR 63,977 (31 December 2006: US$ 19,766,624 and EUR 14,195), respectively and the impairment losses to US$ 418,732 and EUR 106,587 (31 December 2006: US$ 28,485).

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	508,325	596,551	514,373	634,046
Assets subject to Repurchase Agreements	3,010,958	378,619	3,883,783	518,935
Total	**3,519,283**	**975,170**	**4,398,156**	**1,152,981**

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**10,489,695**	**9,763,491**
Quoted at Stock Exchange	6,983,318	7,201,046
Unquoted at Stock Exchange	3,506,377	2,562,445
Common Shares	**45,563**	**22,708**
Quoted at Stock Exchange	4,641	5,229
Unquoted at Stock Exchange	40,922	17,479
Value Increases / Impairment Losses (-)	**36,568**	**23,800**
Total	**10,571,826**	**9,809,999**

(Thousands of New Turkish Lira (YTL))

As of 30 June 2007, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 1,125,000,000 (31 December 2006: USD 625,000,000) and a total carrying value of USD YTL 1,513,274 thousands (31 December 2006: YTL 897,013 thousands). Garanti Faktoring's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of USD 16,535,000 and EUR 1,000,000 (31 December 2006: -) and a total carrying value of USD YTL 23,472 thousands (31 December 2006: -).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	13	2,202	2	9,455
Corporates	13	2,202	2	9,455
Individuals	-	-	-	-
Indirect Lendings to Shareholders	67,360	116,364	82,587	41,793
Loans to Employees	48,342	-	37,034	-
Total	115,715	118,566	119,623	51,248

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	34,227,797	-	-	108,327
Discounted Bills	86,323	-	-	-
Export Loans	3,170,004	-	-	41,907
Import Loans	33,561	-	-	-
Loans to Financial Sector	889,712	-	-	-
Foreign Loans	2,169,022	-	-	-
Consumer Loans	6,686,996	-	-	-
Credit Cards	5,179,384	-	-	-
Precious Metal Loans	141,638	-	-	-
Others	15,871,157	-	-	66,420
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	34,227,797	-	-	108,327

5.1.5.3 Maturity analysis of cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	**131,562**	**5,653,728**	**5,785,290**
Housing Loans	3,859	2,923,678	2,927,537
Automobile Loans	14,272	1,066,279	1,080,551
General Purpose Loans	112,837	1,663,771	1,776,608
Others	594	-	594
Consumer Loans – FC-indexed	**12,131**	**517,454**	**529,585**
Housing Loans	5,905	448,449	454,354
Automobile Loans	1,116	43,699	44,815
General Purpose Loans	5,110	25,306	30,416
Others	-	-	-
Consumer Loans – FC	**5,306**	**31,409**	**36,715**
Housing Loans	-	6,968	6,968
Automobile Loans	-	7,080	7,080
General Purpose Loans	7	11,636	11,643
Others	5,299	5,725	11,024
Retail Credit Cards – YTL	**4,932,695**	-	**4,932,695**
With Installment	2,386,937	-	2,386,937
Without Installment	2,545,758	-	2,545,758
Retail Credit Cards – FC	**28,715**	-	**28,715**
With Installment	-	-	-
Without Installment	28,715	-	28,715
Personnel Loans – YTL	**5,929**	**9,346**	**15,275**
Housing Loan	-	266	266
Automobile Loans	-	34	34
General Purpose Loans	5,929	9,046	14,975
Others	-	-	-
Personnel Loans - FC-indexed	-	**6**	**6**
Housing Loans	-	-	-
Automobile Loans	-	6	6
General Purpose Loans	-	-	-
Others	-	-	-
Personnel Loans – FC	**33**	**1,801**	**1,834**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	33	1,801	1,834
Others	-	-	-
Personnel Credit Cards – YTL	**32,990**	-	**32,990**
With Installment	14,209	-	14,209
Without Installment	18,781	-	18,781
Personnel Credit Cards – FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Deposit Accounts– YTL (real persons)	**318,291**	-	**318,291**
Deposit Accounts– FC (real persons)	-	-	-
Total	**5,467,652**	**6,213,744**	**11,681,396**

(Thousands of New Turkish Lira (YTL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – YTL	**212,302**	**2,316,077**	**2,528,379**
Real Estate Loans	2,947	307,865	310,812
Automobile Loans	48,726	1,145,729	1,194,455
General Purpose Loans	160,629	862,483	1,023,112
Others	-	-	-
Installment-based Commercial Loans - FC-indexed	**37,815**	**287,415**	**325,230**
Real Estate Loans	-	50,029	50,029
Automobile Loans	3,611	143,916	147,527
General Purpose Loans	34,204	93,470	127,674
Others	-	-	-
Installment-based Commerical Loans – FC	**72**	**1,688**	**1,760**
Real Estate Loans	-	91	91
Automobile Loans	19	1,022	1,041
General Purpose Loans	53	575	628
Others	-	-	-
Corporate Credit Cards – YTL	**181,158**	-	**181,158**
With Installment	-	-	-
Without Installment	181,158	-	181,158
Corporate Credit Cards – FC	**3,826**	-	**3,826**
With Installment	1,003	-	1,003
Without Installment	2,823	-	2,823
Deposit Accounts– YTL (corporate)	**403,215**	-	**403,215**
Deposit Accounts– FC (corporate)	-	-	-
Total	**838,388**	**2,605,180**	**3,443,568**

5.1.5.6 Allocation of loan customers

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	32,094,924	27,795,773
Foreign Loans	2,241,200	1,253,238
Total	**34,336,124**	**29,049,011**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	240	112
Indirect Lending	-	-
Total	**240**	**112**

(Thousands of New Turkish Lira (YTL))

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	20,793	23,281
Doubtful Loans and Receivables	82,650	58,177
Uncollectible Loans and Receivables	401,775	376,934
Total	**505,218**	**458,392**

5.1.5.10 Non-performing loans(NPLs) (net)

Non-performing loans and other receivables restructured or rescheduled:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	5,882
Rescheduled Loans and Receivables	-	-	-
Total	**-**	**-**	**5,882**
Prior Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	32,547
Rescheduled Loans and Receivables	-	-	-
Total	**-**	**-**	**32,547**

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**78,232**	**117,448**	**448,554**
Additions (+)	295,594	30,216	5,677
Transfer from Other NPL Categories (+)	-	178,946	97,227
Transfer to Other NPL Categories (-)	178,946	97,227	17,340
Collections during the Period (-)	59,091	48,786	59,620
Write-offs (-)	9	12	16,738
Balances at End of Period	**135,780**	**180,585**	**457,760**
Specific Provisions (-)	20,793	82,650	401,775
Net Balance on Balance Sheet	**114,987**	**97,935**	**55,985**

(Thousands of New Turkish Lira (YTL))

Non-performing loans in foreign currencies:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	192	4,245	90,137
Specific Provisions (-)	65	422	62,951
Net Balance at Balance Sheet	127	3,823	27,186
Prior Period			
Balance at End of Period	161	581	111,307
Specific Provisions (-)	22	154	69,150
Net Balance at Balance Sheet	139	427	42,157

5.1.5.11 *Liquidation policy for uncollectible loans and receivables*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.6 Factoring receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.7 Investments held-to-maturity

5.1.7.1 *Investment subject to repurchase agreements and provided as collateral/blocked*

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	250,671	22,656	229,691	35,481
Investments subject to Repurchase	3,091,367	404,474	1,057,869	606,489
Total	**3,342,038**	**427,130**	**1,287,560**	**641,970**

5.1.7.2 *Government securities held-to-maturity*

	Current Period	Prior Period
Government Bonds	4,722,027	4,707,081
Treasury Bills	-	-
Other Government Securities	324,138	398,735
Total	**5,046,165**	**5,105,816**

5.1.7.3 *Investments held-to-maturity*

	Current Period	Prior Period
Debt Securities	**5,140,596**	5,228,073
Quoted at Stock Exchange	4,236,101	3,943,582
Unquoted at Stock Exchange	904,495	1,284,491
Impairment Losses (-)	**62,451**	55,472
Total	**5,078,145**	**5,172,601**

(Thousands of New Turkish Lira (YTL))

5.1.7.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**5,172,601**	**3,064,645**
Foreign Currency Differences On Monetary Assets	(80,453)	96,002
Purchases during the Period	79,396	3,923,995
Disposals through Sales/Redemptions	(85,838)	(1,818,874)
Impairment Losses (-)	(13,954)	(20,741)
Change in Redeemed Costs	6,393	(72,426)
Balances at End of Period	**5,078,145**	**5,172,601**

The Bank reclassified certain investment securities, previously classified in its available-for-sale portfolio, amounting YTL 2,993,773 thousands with total face value of YTL 2,936,112 thousands to its investments held-to-maturity portfolio in compliance with the "Regulation on Accounting Standards". Such securities are included in "purchases during the period" line above in the movement table of investments held-to-maturity for the period at their fair values of YTL 3,108,957 thousands as of their reclassification dates. The value increases of such securities amounting YTL 23,083 thousands are recorded under the shareholders' equity and amortized through the income statement up to their maturities as earned.

5.1.8 Investments in associates

5.1.8.1 Unconsolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Bankalararası Kart Merkezi AŞ [1]	Istanbul/Turkey	10.15	10.15
2	Emeklilik Gözetim Merkezi AŞ	Istanbul/Turkey	-	9.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	13,217	10,571	3,897	711	-	934	926	-
2	4,554	3,599	386	269	42	248	(5)	-

(1) Bankalararası Kart Merkezi AŞ has increased its share capital from YTL 4,000 thousands to YTL 6,000 thousands through appropriation from its extraordinary reserves.

(*) Total fixed assets include tangible and intangible assets.

5.1.8.2 Consolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Garanti Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	299,367	124,492	15,626	9,661	386	30,724	29,058	-

(*) Total fixed assets include tangible and intangible assets.

(Thousands of New Turkish Lira (YTL))

Following the sale of 80% shares in Garanti Sigorta AŞ previously classified as investments in consolidated subsidiaries to Eureko BV on 21 June 2007, the remaining 20% shares are reclassified to investments in associates. This investment is consolidated under equity method of accounting in the accompanying consolidated financial statements.

5.1.8.3 Unconsolidated investments in associates sold during the current period

None.

5.1.8.4 Unconsolidated investments in associates acquired during the current period

None.

5.1.9 Investments in subsidiaries

5.1.9.1 Unconsolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Doğuş Hiz. Yön. ve Org. Danış AŞ	Istanbul/Turkey	93.40	100.00
4	Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ	Istanbul/Turkey	100.00	100.00
5	Trifoy Real Estate Company	Bucharest/Romania	-	100.00
6	Participation GBI Custody	Amsterdam/Holland	-	100.00
7	Participation United Custodian	Amsterdam/Holland	-	100.00
8	Trifoy Investments	Amsterdam/Holland	-	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	11,638	7,281	566	-	627	365	(100,385)	-
2	17,093	5,881	666	-	1,032	1,334	3,969	-
3	1,295	1,234	34	21	48	483	477	-
4	365	156	44	-	-	(3)	(185)	-
5	66	35	58	-	-	-	(29)	-
6	220	220	-	-	-	-	-	-
7	220	220	-	-	-	-	-	-
8	2	2	-	-	-	-	-	-

(*) Total fixed assets include tangible and intangible assets.

Unconsolidated subsidiaries, reasons for not consolidating such investments and accounting treatments applied for such investments

As of 30 June 2007, the investments in Trifoy Real Estate Company, Participation GBI Custody, Participation United Custodian and Trifoy Investments classified as financial subsidiaries are not consolidated as their total assets are less than 1% of the Bank's total assets, instead they are valued at cost.

(Thousands of New Turkish Lira (YTL))

The non-financial investments in Garanti Bilişim Teknolojisi ve Tic. AŞ, Garanti Ödeme Sistemleri AŞ, Doğuş Hiz. Yön. ve Org. Danış. AŞ and Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ are valued by equity method of accounting.

5.1.9.2 *Movement of consolidated investments in subsidiaries*

	Current Period	Prior Period
Balance at Beginning of Period	**605,059**	**612,058**
Movements during the Period	**(18,967)**	**(6,999)**
Acquisitions and Capital Increases	-	14,685
Bonus Shares Received (*)	45,129	10,723
Dividends from Current Year Profit	-	-
Sales/Liquidations	66,551	78,256
Reclassifications	-	-
Increase/Decrease in Market Values	16,830	7,903
Currency Differences on Foreign Subsidiaries	(14,375)	37,946
Impairment Losses (-)	-	-
Balance at End of Period	**586,092**	**605,059**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Garanti Bank International NV has increased its capital from EUR 134,750,000 to EUR 159,470,000 through appropriation from its retained earnings on 17 April 2007.

Sectoral distribution of consolidated investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Banks	318,029	287,036
Insurance Companies	56,545	123,095
Factoring Companies	54,036	37,205
Leasing Companies	85,384	85,384
Finance Companies	72,098	72,339
Other Subsidiaries	-	-

Quoted consolidated investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	54,036	37,205
Quoted at International Stock Exchanges	-	-

Valuation methods of consolidated investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Valued at Cost	532,056	567,854
Valued at Fair Value	54,036	37,205
Valued by Equity Method of Accounting	-	-

(Thousands of New Turkish Lira (YTL))

Other information on consolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Shares of Other Consolidated Subsidiaries (%)	Method of Consolidation
1	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	5.86	Full Consolidation
2	Garanti Faktoring Hiz. AŞ [1]	Istanbul/Turkey	55.40	-	Full Consolidation
3	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
4	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
5	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	-	Full Consolidation
6	Garanti Bank International NV	Amsterdam/Holland	100.00	-	Full Consolidation
7	Garanti Bank Moscow	Moscow/Russia	75.02	24.86	Full Consolidation
8	Garanti Financial Services Plc	Dublin/Ireland	99.99	-	Full Consolidation
9	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	-	Full Consolidation

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	1,648,801	180,983	17,167	87,111	-	24,517	73,218	-
2	499,015	29,872	1,388	12,520	-	1,250	7,062	97,530
3	26,725	22,804	2,259	1,472	1,435	4,393	3,726	-
4	15,884	15,284	1,521	262	1,055	113	2,488	-
5	622,517	73,961	6,642	6,726	6,044	23,682	(17,003)	-
6	5,266,099	346,935	64,508	158,498	61,536	22,759	31,277	-
7	477,170	68,710	1,482	15,778	4,382	5,864	16,217	-
8	10,118	9,601	-	175	-	(99)	6,396	-
9	80	-	-	-	-	-	(267)	-

(1) Financial information is as of 31 March 2007, but fair value information is as of 30 June 2007.

(*) Total fixed assets include tangible and intangible assets.

Consolidated investments in subsidiaries disposed during the current period

In the current period, the Bank sold its 80% shares in its consolidated subsidiary; Garanti Sigorta AŞ for EUR 365,000,000 and its 15% shares in its consolidated subsidiary Garanti Emeklilik ve Hayat AŞ for EUR 100,000,000, both classified in investments in consolidated subsidiaries at total net asset values of YTL 124,492 thousands and YTL 73,961 thousands, respectively, to Eureko BV on 21 June 2007.

As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ.

Consolidated investments in subsidiaries acquired during the current period

None.

5.1.10 Investments in joint-ventures

None.

(Thousands of New Turkish Lira (YTL))

5.1.11 Lease receivables

5.1.11.1 Financial lease receivables according to remaining maturities

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	845,089	711,327	706,281	593,655
Between 1-4 Years	956,430	849,432	784,952	693,213
Longer than 4 Years	-	-	-	-
Total	**1,801,519**	**1,560,759**	**1,491,233**	**1,286,868**

5.1.11.2 Net financial lease receivables

	Current Period	Prior Period
Gross Financial Lease Receivables	1,801,519	1,491,233
Unearned Income on Financial Lease Receivables (-)	240,760	204,365
Terminated Lease Contracts (-)	-	-
Net Financial Lease Receivables	**1,560,759**	**1,286,868**

5.1.11.3 Financial lease agreements

The criterias applied for the financial lease agreements are as follows:

The customer applied for a financial lease is evaluated based on the lending policies and criterias taking into account the legal legislation. A "customer analysis report" according to the type and amount of the application is prepared for the evaluation of the customer by the Credit Committee and certain risk rating models such as "customer risk rating" and "equipment rating/scoring" are applied.

In compliance with the legal legislation and the authorization limits of the general manager, credit committee and board of directors, it is decided whether the loan will be granted considering the financial position and the qualitative characteristics of the customer and the criterias mentioned above, if yes, which conditions will be applied. At this stage, collateral such as bank guarantees, mortgages, asset pledges, promissory notes or the personal or corporate guarantees, may be required depending on the creditworthiness of the customer and the characteristics of the product to be sold.

The sectoral, equipment type and pledged asset concentration of the customers are monitored regularly.

The followings are monitored for the financial lease agreements signed:

Subsequent to granting of loan, the fulfillment of monetary aspects such as lending procedures, timely collection of rental payments are monitored. Furthermore, updated information on the performance of companies is reported by the credit monitoring unit even for the performing customers.

The reports prepared by the credit monitoring unit for the performing companies and the assessments made by the administration follow-up and the legal units for the problematic companies, are presented to the top management following the assesments made by the related internal committees and the necessary actions are taken.

(Thousands of New Turkish Lira (YTL))

5.1.12 Derivative financial instruments held for risk management

5.1.12.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	3,362	-	4,799
Net Foreign Investment Hedges	-	-	-	-
Total	-	**3,362**	-	**4,799**

5.1.13 Tangible assets (net)

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.14 Intangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.15 Deferred tax assets

As of 30 June 2007, the Bank had a deferred tax asset of YTL 67,303 thousands (31 December 2006: YTL 43,830 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences in its consolidated financial statements.

The Bank did not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 30 June 2007. However, there was a deferred tax asset of YTL 116,414 thousands (31 December 2006: YTL 90,062 thousands) and deferred tax liability of YTL 49,111 thousands (31 December 2006: YTL 46,232 thousands presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

5.1.16 Assets held for sale

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.1.17 Other assets

5.1.17.1 Receivables from term sale of assets

	Current Period	Prior Period
Investments in Associates, Subsidiaries and Joint-Ventures	166,733	169,619
Real Estates	87,346	92,680
Other Assets	2,843	2,843
Total	**256,922**	**265,142**

5.1.17.2 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	201,458	151,713
Prepaid Taxes	7,478	7,857

(Thousands of New Turkish Lira (YTL))

5.2 Consolidated liabilities

5.2.1 Maturity profile of deposits

Current Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	**1,000,389**	**-**	**3,432,098**	**5,929,542**	**167,207**	**48,860**	**232,144**	**-**	**10,810,240**
Foreign Currency	**5,365,299**	**-**	**6,263,368**	**5,714,128**	**923,010**	**849,794**	**701,696**	**67,969**	**19,885,264**
Residents in Turkey	3,664,462	-	5,288,981	5,214,578	762,638	464,355	432,455	67,215	15,894,684
Residents in Abroad	1,700,837	-	974,387	499,550	160,372	385,439	269,241	754	3,990,580
Public Sector Deposits	**139,964**	**-**	**4,371**	**4,221**	**7**	**50**	**52**	**-**	**148,665**
Commercial Deposits	**1,426,357**	**-**	**2,005,565**	**814,187**	**12,847**	**8,541**	**7,663**	**-**	**4,275,160**
Others	**60,086**	**-**	**34,731**	**67,553**	**957**	**87**	**240**	**-**	**163,654**
Precious Metal Deposits	**47,610**	**-**	**1,363**	**1,303**	**2,725**	**1,359**	**13,635**	**-**	**67,995**
Bank Deposits	**403,956**	**-**	**807,398**	**211,240**	**116,930**	**16,681**	**655,267**	**-**	**2,211,472**
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	8,656	-	207,435	26,633	24,648	4,890		-	272,262
Foreign Banks	346,868	-	591,725	184,607	92,282	11,791	655,267	-	1,882,540
Special Purpose Financial Institutions	48,432	-	8,238	-	-	-	-	-	56,670
Others	-	-	-	-	-	-	-	-	-
Total	**8,443,661**	**-**	**12,548,894**	**12,742,174**	**1,223,683**	**925,372**	**1,610,697**	**67,969**	**37,562,450**

Prior Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	**858,537**	**-**	**2,652,039**	**5,370,180**	**173,910**	**36,990**	**61,384**	**-**	**9,153,040**
Foreign Currency	**5,306,372**	**-**	**6,259,367**	**5,003,582**	**725,110**	**490,752**	**684,307**	**66,739**	**18,536,229**
Residents in Turkey	3,564,397	-	5,107,083	4,486,519	603,335	217,523	432,301	66,058	14,477,216
Residents in Abroad	1,741,975	-	1,152,284	517,063	121,775	273,229	252,006	681	4,059,013
Public Sector Deposits	**13,447**	**-**	**8,047**	**6,792**	**7**	**46**	**48**	**-**	**28,387**
Commercial Deposits	**1,363,647**	**-**	**1,460,924**	**1,184,717**	**23,406**	**12,262**	**8,835**	**-**	**4,053,791**
Others	**178,397**	**-**	**28,761**	**170,388**	**305**	**19**	**217**	**-**	**378,087**
Precious Metal Deposits	**32,721**	**-**	**1,248**	**1,360**	**2,844**	**-**	**18,783**	**-**	**56,956**
Bank Deposits	**311,044**	**-**	**705,488**	**355,282**	**142,898**	**39,091**	**19,912**	**-**	**1,573,715**
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	50,691	-	295,634	4,093	7,045	10,208	17,226	-	384,897
Foreign Banks	194,906	-	409,854	351,189	135,853	28,883	2,686	-	1,123,371
Special Purpose Financial Institutions	65,447	-	-	-	-	-	-	-	65,447
Others	-	-	-	-	-	-	-	-	-
Total	**8,064,165**	**-**	**11,115,874**	**12,092,301**	**1,068,480**	**579,160**	**793,486**	**66,739**	**33,780,205**

(Thousands of New Turkish Lira (YTL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	5,378,185	4,553,983	5,301,372	4,529,157
Foreign Currency Saving Deposits	3,154,039	3,015,500	6,442,631	5,151,654
Other Deposits	2,860	3,417	58,595	45,860
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.1.3 Saving deposits out of the insurance coverage limits of Saving Deposit Insurance Fund

Saving Deposits at	Current Period	Prior Period
Foreign Branches	336,720	239,732
Off-Shore Branches	-	-

5.2.2 Derivative financial liabilities held for trading

Trading Derivatives	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Deals	4,399	7,209	2,830	1,598
Swaps	452,603	14,349	240,601	10,129
Futures	-	-	-	-
Options	8,383	9,486	473	2,268
Others	-	385	-	1,646
Total	**465,385**	**31,429**	**243,904**	**15,641**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	522,145	543,167	585,874	401,126
Foreign Banks, Institutions and Funds	373,272	8,795,796	364,242	8,310,633
Total	**895,417**	**9,338,963**	**950,116**	**8,711,759**

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	895,417	2,690,075	950,115	2,717,581
Medium and Long-Term	-	6,648,888	-	5,994,178
Total	**895,417**	**9,338,963**	**950,116**	**8,711,759**

(Thousands of New Turkish Lira (YTL))

5.2.3.2 ***Disclosures for concentration areas of the bank's borrowings according to customers or sector groups providing funds or other risk concentrating criterias***

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.4 Interbank money markets

Funds obtained through repurchase transactions:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	**4,481,781**	**-**	**3,476,521**	**-**
Financial Institutions and Organizations	4,438,832	-	59,156	-
Other Institutions and Organizations	-	-	3,373,115	-
Individuals	42,949	-	44,250	-
Foreign Transactions	**861,443**	**711,370**	**834,273**	**984,851**
Financial Institutions and Organizations	860,122	711,370	833,600	984,851
Other Institutions and Organizations	1,122	-	378	-
Individuals	199	-	295	-
Total	**5,343,224**	**711,370**	**4,310,794**	**984,851**

5.2.5 Factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.6 Lease payables

5.2.6.1 ***Financial lease payables***

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	29	26	1,815	1,664
Between 1-4 Years	-	-	-	-
Longer than 4 Years	-	-	-	-
Total	**29**	**26**	**1,815**	**1,664**

5.2.6.2 ***Operational lease agreements***

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". There are not any commitments arising on the existing operational lease agreements.

5.2.7 Negative differences on derivative financial liabilities held for risk management

Derivative Financial Liabilities held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	4,769	-	-
Net foreign investment hedges	-	-	-	-
Total	-	4,769	-	-

(Thousands of New Turkish Lira (YTL))

5.2.8 Provisions

5.2.8.1 General provisions

	Current Period	Prior Period
General Provision for	**224,458**	**158,466**
Loans and Receivables in Group I	198,330	138,632
Loans and Receivables in Group II	489	490
Non-Cash Loans	25,639	19,344
Others	-	-

5.2.8.2 Other provisions

5.2.8.2.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	32,000	30,000

The Bank provided a general reserve in the amount of YTL 32,000 thousands in the current period against the possible adverse effects of the potential risks in the economy.

5.2.8.2.2 Provisions for non-cash loans that are not indemnified or converted into cash

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.8.2.3 Other provisions for possible losses

	Current Period	Prior Period
Provision for Promotion Expenses of Credit Cards (*)	41,859	46,051

(*) The Bank provides fully for the committed promotion expenses of credit cards as of the balance sheet date.

5.2.9 Taxes and other duties payable

5.2.9.1 Current tax liability

5.2.9.1.1 Tax provision

As of 30 June 2007, after netting with the prepaid taxes, the tax liability amounts to YTL 182,819 thousands (31 December 2006: YTL 127,631 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.9.1.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	182,819	127,631
Taxation on Securities Income	44,132	31,202
Taxation on Real Estates Income	871	677
Banking Insurance Transaction Tax	24,542	23,563
Foreign Exchange Transaction Tax	3,240	3,252
Value Added Tax Payable	790	1,249
Others	9,601	10,685
Total	**265,995**	**198,259**

(Thousands of New Turkish Lira (YTL))

5.2.9.1.3 Premiums payable

	Current Period	Prior Period
Social Security Premiums-Employees	413	278
Social Security Premiums-Employer	92	384
Bank Pension Fund Premium-Employees	711	8
Bank Pension Fund Premium-Employer	1,090	11
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	476	482
Unemployment Insurance-Employer	881	889
Others	-	3
Total	**3,663**	**2,055**

5.2.9.2 Deferred tax liability

In the accompanying consolidated financial statements of the Bank had a deferred tax liability of YTL 3,106 thousands (31 December 2006: YTL 1,108 thousands).

5.2.10 Payables for assets held for sale

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.11 Subordinated loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.12 Shareholders' equity

5.2.12.1 Paid-in capital

	Current Period	Prior Period
Common Shares	2,100,000	2,100,000
Preference Shares	-	-

5.2.12.2 Registered share capital system

Capital System	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	2,100,000	7,000,000
Preference Shares	-	-

5.2.12.3 Capital increases in current period

None.

5.2.12.4 Capital increases from capital reserves in current period

None.

5.2.12.5 Capital commitments for current and future financial periods

None.

(Thousands of New Turkish Lira (YTL))

5.2.12.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.12.7 Information on privileges given to stocks representing the capital

None.

5.2.12.8 Securities value increase fund

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	-
Valuation Difference	-	-	-	-
Exchange Rate Difference	-	-	-	-
Securities Available-for-Sale	**65,429**	**64,075**	**52,419**	**70,285**
Valuation Difference	65,429	64,075	52,419	70,285
Exchange Rate Difference	-	-	-	-
Total	**65,429**	**64,075**	**52,419**	**70,285**

5.2.12.9 Revaluation surplus

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain On Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	27,717	-	-	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-

5.2.12.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Garanti Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Garanti Sigorta AŞ by YTL 559 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.12.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	145,065	94,859
II. Legal Reserve	23,627	13,794
Special Reserves	-	-

In compliance with the decisions made on the annual general assemblies of the Bank and its financial affiliates operating in Turkey, 5% of prior periods' profit is allocated to legal reserves.

(Thousands of New Turkish Lira (YTL))

5.2.12.12 Extraordinary reserves

	Current Period	Prior Period
Legal Reserves allocated in compliance with the Decisions made at the Annual General Assembly	1,387,404	526,745
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-

In compliance with the decisions made on the annual general assemblies of the Bank and its financial affiliates, remaining prior periods' profit after the appropriation to legal reserves, are allocated to extraordinary reserves.

5.2.12.13 Minority interest

	Current Period	Prior Period
Balance at Beginning of Period	**7,770**	**42,022**
Profit Share of Subsidiaries	4,302	1,252
Prior Period Dividend	-	-
Increase/(Decrease) in Minority Interest due to Sale	7,586	(35,504)
Others	-	-
Balance at End of Period	**19,658**	**7,770**

The decrease in minority interest is resulted from the sale of %15 shares of the %100 owned consolidated subsidiary; Garanti Emeklilik ve Hayat AŞ (31 December 2006: resulted from the sale of the shares in Garanti Gayrimenkul Yatırım Ortaklığı AŞ).

(Thousands of New Turkish Lira (YTL))

5.3 Consolidated off-balance sheet items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	4,858,315	4,675,006
Letters of Guarantee in YTL	3,508,845	2,682,754
Letters of Credit	2,154,692	1,872,234
Bills of Exchange and Acceptances	140,288	143,541
Prefinancings	-	-
Total	**10,662,140**	**9,373,535**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 1,567 thousands (31 December 2006: YTL 1,694 thousands) is made for unliquidated non-cash loans of YTL 5,577 thousands (31 December 2006: YTL 6,621 thousands) recorded under the off-balance sheet items as of 30 June 2007.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 30 June 2007, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 625,000,000 (31 December 2006: USD 625,000,000). Also, in Garanti Faktoring's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 27,850,000 and EUR 3,000,000 (31 December 2006: -).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	268,685	293,794
With Original Maturity of 1 Year or Less	53,598	41,294
With Original Maturity of More Than 1 Year	215,087	252,500
Other Non-Cash Loans	11,276,504	9,753,804
Total	**11,545,189**	**10,047,598**

(Thousands of New Turkish Lira (YTL))

5.3.1.4 Other information on non-cash loans

Sectoral risk concentration of non-cash loans:

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**15,872**	**0.45**	**13,830**	**0.17**	**12,136**	**0.45**	**13,193**	**0.18**
Farming and Stockbreeding	14,491	0.41	13,830	0.17	11,226	0.42	13,193	0.18
Forestry	55	-	-	-	80	-	-	-
Fishery	1,326	0.04	-	-	830	0.03	-	-
Manufacturing	**1,170,175**	**33.36**	**2,981,587**	**37.10**	**709,238**	**26.43**	**2,841,533**	**38.59**
Mining	327,648	9.34	22,589	0.28	66,001	2.46	28,819	0.39
Production	811,472	23.13	2,561,898	31.88	627,430	23.38	2,521,650	34.25
Electricity, Gas, Water	31,055	0.89	397,100	4.94	15,807	0.59	291,064	3.95
Construction	**567,717**	**16.18**	**1,464,940**	**18.23**	**438,975**	**16.36**	**1,236,261**	**16.79**
Services	**1,558,321**	**44.40**	**3,343,990**	**41.61**	**1,405,537**	**52.38**	**3,078,229**	**41.80**
Wholesale and Retail Trade	1,002,822	28.58	1,034,914	12.88	857,786	31.97	1,021,648	13.88
Hotel, Food and Beverage Services	72,288	2.06	64,897	0.81	68,449	2.55	106,313	1.44
Transportation and Telecommunication	83,672	2.38	460,419	5.73	73,029	2.72	594,951	8.08
Financial Institutions	353,359	10.07	1,752,807	21.81	365,201	13.61	1,327,960	18.03
Real Estate and Renting Services	13,111	0.37	12,264	0.15	12,032	0.45	11,685	0.16
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	5,328	0.15	3,623	0.04	5,750	0.21	4,763	0.06
Health and Social Services	27,741	0.79	15,066	0.19	23,290	0.87	10,909	0.15
Others	**196,883**	**5.61**	**231,874**	**2.89**	**117,571**	**4.38**	**194,925**	**2.64**
Total	**3,508,968**	**100.00**	**8,036,221**	**100.00**	**2,683,457**	**100.00**	**7,364,141**	**100.00**

5.3.1.5 Non-cash loans classified under Group I and II:

	Group I		Group II	
	YTL	FC	YTL	FC
Non-Cash Loans	**3,505,900**	**8,033,713**	-	-
Letters of Guarantee	3,505,777	4,857,346	-	-
Bills of Exchange and Bank Acceptances	75	140,213	-	-
Letters of Credit	48	2,807,190	-	
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	-	228,964	-	-

5.3.2 Financial derivative instruments

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.3.3 Contingent liabilities and assets

The monetary losses amounting YTL 712,872 thousands incurred in the 2001 financial year as a result of the inflation accounting applied in compliance with the Temporary article no.4 added to the Banks Law no.4389 through the Law no.4743, were net off with extraordinary reserves, legal reserves and capital reserves from inflation adjustments to equity items. As per the Temporary article no.4/13 of the same Law and the statements of the reiterated article 14/1a of the Corporate Tax Law no.5422, these losses have not been taking into account in the tax returns of the year 2001 and subsequent years, whereas such losses should have been deducted from the taxable income. Accordingly, the tax returns were submitted with a condition stating that such losses should have been deducted and the Bank may appeal to the tax court for the tax return. Following the rejection of this condition by the tax office, the Bank appealed to the tax court for the corporate tax return of the year 2004 and the temporary tax periods of the year 2005 and the tax court decided in favour of the Bank. However, as of the reporting date, the judgement process continues.

5.3.4 Services rendered on behalf of third parties

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4 Consolidated income statement

5.4.1 Interest income

5.4.1.1 Interest income from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Income from Loans				
Short-term loans	1,025,927	125,189	784,281	95,750
Medium and long-term loans	425,209	356,163	233,058	257,369
Loans under follow-up	11,157	-	23,655	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**1,462,293**	**481,352**	**1,040,994**	**353,119**

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	18,312	-	7,546	-
Domestic Banks	8,631	21,366	21,965	19,450
Foreign Banks	38,960	102,164	17,130	41,811
Foreign Headoffices and Branches	-	-	-	-
Total	**65,903**	**123,530**	**46,641**	**61,261**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	24,720	8,658	10,001	23,826
Financial Assets Valued at Fair Value through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	556,867	176,436	424,290	135,199
Investments Held-to-Maturity	327,547	44,537	79,186	125,331
Total	**909,134**	**229,631**	**513,477**	**284,356**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	12	8

5.4.2 Interest expenses

5.4.2.1 Interest expenses on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	**64,426**	**237,984**	**26,029**	**179,425**
Central Bank of Turkey	-	-	-	-
Domestic Banks	27,548	20,902	21,767	8,453
Foreign Banks	36,878	217,082	4,262	170,972
Foreign Headoffices and Branches	-	-	-	-
Other Institutions	-	**15,383**	-	**10,310**
Total	**64,426**	**253,367**	**26,029**	**189,735**

(Thousands of New Turkish Lira (YTL))

5.4.2.2 *Interest expenses paid to associates and subsidiaries*

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	-	17

5.4.2.3 *Interest expenses on securities issued*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.4 *Maturity structure of interest expense on deposits*

Account Description	Demand Deposits	Time Deposits						Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	
Turkish Lira								
Bank Deposits	164	48,707	862	199	164	2,311	-	52,407
Saving Deposits	944	276,954	492,847	14,971	3,832	5,834	-	795,382
Public Sector Deposits	-	1,080	622	-	4	4	-	1,710
Commercial Deposits	4,566	220,898	69,210	1,929	990	666	-	298,259
Others	318	7,906	10,455	48	8	17	-	18,752
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	5,992	555,545	573,996	17,147	4,998	8,832	-	1,166,510
Foreign Currency								
Foreign Currency Deposits	47,655	125,774	110,250	17,025	10,444	10,438	1,910	323,496
Bank Deposits	-	18,271	15,670	1,627	248	2,882	-	38,698
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	3	7	14	58	-	-	82
Total FC	47,655	144,048	125,927	18,666	10,750	13,320	1,910	362,276
Grand Total	53,647	699,593	699,923	35,813	15,748	22,152	1,910	1,528,786

5.4.2.5 *Interest expense on repurchase agreements*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.6 *Financial lease expenses*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.7 *Interest expenses on factoring payables*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.3 Dividend income

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4.4 Trading income/losses (net)

	Current Period	Prior Period
Income	**1,596,078**	**3,249,538**
Trading Account Income	700,296	1,050,921
Derivative financial instruments	576,703	386,852
Others	123,593	664,069
Foreign Exchange Gain	895,782	2,198,617
Losses (-)	**1,696,675**	**3,265,579**
Trading Account Losses	795,062	991,223
Derivative financial instruments	712,823	374,090
Others	82,239	617,133
Foreign Exchange Losses	901,613	2,274,356
Total	**(100,597)**	**(16,041)**

5.4.5 Other operating income

Other operating income generally consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

In the current period, the gain on sales of 80% shares in Garanti Sigorta AŞ, previously a consolidated subsidiary, and 15% shares in Garanti Emeklilik ve Hayat AŞ, amounting YTL 706,874 thousands is recorded under other operating income.

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	**82,068**	**136,484**
Loans and receivables in Group III	45,368	3,657
Loans and receivables in Group IV	23,185	4,279
Loans and receivables in Group V	13,515	128,548
General Provisions	**67,317**	**45,257**
Provision for Possible Losses	**17,000**	**15,000**
Impairment Losses on Securities	**856**	**30,665**
Financial assets at fair value through profit or loss	856	12,145
Financial assets available-for-sale	-	18,520
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	**12,078**	**25,521**
Associates	-	-
Subsidiaries	382	-
Joint Ventures	-	-
Investments held-to-maturity	11,696	25,521
Others	**4,882**	**32,274**
Total	**184,201**	**285,201**

(Thousands of New Turkish Lira (YTL))

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	352,584	307,153
Reserve for Employee Termination Benefits	4,243	3,340
Deficit Provision for Pension Fund	-	-
Impairment Losses on Tangible Assets	-	3
Depreciation Expenses of Tangible Assets	70,823	69,388
Impairment Losses on Intangible Assets	-	-
Amortisation Expenses of Intangible Assets	13,905	12,203
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	-	-
Impairment Losses on Assets Held for Sale	-	-
Other Operating Expenses	340,414	287,008
Operational lease related expenses	37,789	28,067
Repair and maintenance expenses	10,183	5,927
Advertisement expenses	52,359	46,532
Other expenses	240,083	206,482
Loss on Sale of Assets	3,043	10,731
Others	204,506	165,094
Total	**989,518**	**854,920**

5.4.8 Profit/loss before taxes

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.9 Provision for taxes on income

As of 30 June 2007, on a consolidated basis, the Bank recorded a tax expense of YTL 276,402 thousands (30 June 2006: YTL 84,562 thousands) and a deferred tax income of YTL 21,470 thousands (30 June 2006: YTL 51,466 thousands, a deferred tax expense).

Deferred tax income/expense on timing differences :

Deferred tax income/(expense) on timing differences	**Current Period**
Increase in Tax Deductable Timing Differences	15,705
Decrease in Tax Deductable Timing Differences (-)	1,407
Increase in Taxable Timing Differences (-)	1,738
Decrease in Taxable Timing Differences	8,910
Total	**21,470**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	**Current Period**
Increase/(Decrease) in Tax Deductable Timing Differences	14,298
(Increase)/Decrease in Taxable Timing Differences	7,172
Increase/(Decrease) in Tax Losses	-
Increase/(Decrease) in Tax Deductions and Exemptions	-
Total	**21,470**

(Thousands of New Turkish Lira (YTL))

5.4.10 Operating profit/loss after taxes

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.11 Net profit and loss

5.4.11.1 Any further explanation on operating results needed for better understanding of bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.11.3 Minority interest's profit/loss

	Current Period	Prior Period
Net Profit/(Loss) of Minority Interest	4,302	868

5.4.12 Components of other items in income statement exceeding 10% of total income statement

None.

5.5 Consolidated statement of changes in shareholders' equity

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.6 Consolidated statement of cash flows

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.7 Related Party Risks

5.7.1 Transactions with parent bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	7,142	1,222	224,108	9,455	87,185	41,793
Balance at end of period	32,470	2,612	217,811	2,202	171,677	116,364
Interest and Commission Income	**14**	**-**	**371**	**69**	**2,377**	**402**

Prior Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	16,641	211	249,521	157,096	153,299	2,006
Balance at end of period	7,142	1,222	224,108	9,455	87,185	41,793
Interest and Commission Income	**19**	**2**	**668**	**880**	**2,549**	**14**

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Balance at beginning of period	2,010	1,771	509,513	1,304,333	132,777	126,666
Balance at end of period	113,889	2,010	450,942	509,513	89,939	132,777
Interest Expenses	**-**	**17**	**17,153**	**29,960**	**5,270**	**5,495**

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Transactions for Trading:						
Beginning of Period	2,790	-	-	4,272	-	-
End of Period	1,304	2,790	-	-	-	-
Total Profit/Loss	**2**	**-**	**-**	**-**	**-**	**-**
Hedging Transactions:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.7.2 Parent bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 67,613 thousands (31 December 2006: YTL 82,539 thousands) compose 0.20% (31 December 2006: 0.28%) of the Bank's total cash loans and 0.10% (31 December 2006: 0.14%) of the Bank's total assets. The total loans and similar receivables amounting YTL 421,958 thousands (31 December 2006: YTL 318,435 thousands) compose 0.65% (31 December 2006: YTL 0.56%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 121,178 thousands (31 December 2006: YTL 52,470 thousands) compose 1.05% (31 December 2006: 0.52%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 654,770 thousands (31 December 2006: YTL 644,300 thousands) compose 1.74% (31 December 2006: 1.91%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set in compliance with the market prices.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.8 and 5.1.9.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with certain consolidated subsidiaries namely Garanti Yatırım Menkul Kıymetler AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for internal use are partly arranged through financial leasing.

5.8 Domestic, foreign and off-shore branches or investments and foreign reprensentative offices

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.9 Significant events and matters arising subsequent to balance sheet date

On 5 July 2007, the Bank has reached an agreement with Deutsche Bank AG regarding the transfer of its custody services to foreign institutional investors for US$ 115 millions. Pursuant to the agreement, ongoing services provided to foreign institutional investors will continue to be provided by the Bank for the duration of the next ten months.

Deutsche Bank AG has paid US$ 115 millions consideration for the transfer of the said services up front and following the deduction of the Banking and Insurance Transaction Tax at 5% from such amount, the remaining will be recognized in the Bank's income of the corresponding period.

On the other hand, custody services provided by the Bank to local investors will continue to be provided as presently carried out and such investors will continue to receive custody services from Türkiye Garanti Bankası AŞ.

(Thousands of New Turkish Lira (YTL))

5.10 Other Disclosures on Activities of the Bank

5.10.1 Other disclosures

- On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by BRSA in the calculation of the Bank's capital adequacy ratio as of 5 February 2007 in compliance with the conditions set in the legislation on "Banks' Equities" issued by BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

- It was decided during the Board of Directors meeting of the Bank on 4 April 2007 to merge the Romania branches of Garanti Bank International NV's, a fully owned subsidiary of the Bank in Holland and the following companies of GE Consumer Finance; Domenia Credit IFN, Ralfi IFN and Motoractive Leasing IFN operating in Romania. The ultimate shareholders of Motoractive Leasing IFN, the company planned to operate in Romania under the banking license after these mergers will be T. Garanti Bankası AŞ, Doğuş Holding AŞ and GE Consumer Finance. The work on this issue continues.

- It has been resolved in the Bank's board of directors meeting held on 11 June 2007 that:

  - the Article 38 "Voting" of the Articles of Association of the Bank will be amended to provide right of one vote for each Garanti Bank share of 1Ykr (the pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of the shares).

  - the Article 45 "Distribution of Profit" of the Articles of Association of the Bank regarding the distribution of the net profit to members of the board of directors and the personnel will be abolished and removed from the Articles of Association of the Bank; and other terms in Article 45 regarding distribution of net profit will remain without any changes.

  The applications have been filed with the BRSA and the CMB for these resolutions on 13 June 2007. Following the completion of this process, the amendments to the Articles of Association will be submitted for approval at the extraordinary general assembly meeting.

5.10.2 Parent bank's latest international risk ratings

MOODY'S *(April 2007*)*

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Long Term FC Deposit Outlook	Stable
FSR	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(June 2006*)*

Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Stable

FITCH RATINGS *(June 2007*)*

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	3
Turkish Lira	
Long Term	BB+
Short Term	B
Outlook	Stable
National	AA+
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

CAPITAL INTELLIGENCE *(July 2007*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

5.10.3 Latest international risk ratings of Garanti Bank International NV, a consolidated subsidiary

MOODY'S *(March 2007)**

Long Term FC Deposit	A 3
Short Term FC Deposit	Prime 2
FSR	C
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

5.10.4 Latest international risk ratings of Garanti Faktoring, a consolidated subsidiary

FITCH RATINGS *(May 2007)**

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Positive
Support	3
Turkish Lira	
Long Term	BB+
Short Term	B
Outlook	Positive
National	AA
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

(Thousands of New Turkish Lira (YTL))

5.10.5 Latest international risk ratings of Garanti Finansal Kiralama, a consolidated subsidiary

FITCH RATINGS *(May 2007)**

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Positive
Support	3
Turkish Lira	
Long Term	BB+
Short Term	B
Outlook	Positive
National	AA
Outlook	Stable

STANDARD AND POORS *(January 2007)**

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

5.10.6 Dividends

At the Annual General Assembly of the Bank dated 17 April 2007, it was decided to distribute the income of 2006 as follows:-

2006 PROFIT DISTRIBUTION TABLE	
CURRENT YEAR PROFIT	1,063,663
A - I.Legal reserve (Turkish Commercial Code 466/1) at 5%	-53,183
Undistributable funds	-23,019
B – The first dividend at 5% of the Paid Capital	-105,000
C – Extraordinary reserves at 5% after above deductions	-44,123
D -	
- to the members of the Board of Directors upto 5%	-
- to the Bank personnel at 5%	-38,106
- to the owners of the Founder Shares	-76,213
E – Extraordinary reserves	-712,588
F - II.Legal reserve (Turkish Commercial Code 466/2)	-11,432

In the profit distribution, the undistributable funds are allocated as YTL 27,717 thousands due to changes in certain applications; and the difference is compensated by appropriation from extraordinary reserves.

As per the resolutions of the Board of Directors and the Annual General Assembly of the Bank on 17 April 2007, the profit distribution as detailed below was decided. The distribution of the profit has started.

(Thousands of New Turkish Lira (YTL))

CASH DIVIDEND ON 2006 PROFIT FOR ORDINARY SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND	DIVIDEND PER SHARE WITH A FACE VALUE OF YTL 1		
		AMOUNT	RATIO (%)	
GROSS (*)	105,000	0.05000	5.00000	24.04.2007
NET	89,250	0.04250	4.25000	

CASH DIVIDEND ON 2006 PROFIT FOR FOUNDER SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND	DIVIDEND PER SHARE		
		NO OF SHARES	AMOUNT	
GROSS (*)	76,213	370	206	24.04.2007
NET	64,781	370	175	

(*) There will be no withholding tax of 15% on the cash dividends paid to the resident institutions and the parties earning revenues through their operations or permanent representatives in Turkey.

6 Independent Auditors' Review Report

6.1 Disclosure on Independent Auditors' Review Report

The consolidated interim financial statements of the Bank and its financial affiliates as of 30 June 2007, are reviewed by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 8 August 2007 that nothing material has come to their attention that caused them to believe that the accompanying consolidated interim financial statements do not give a true and fair view of the financial position and results of its operations of the Bank and its financial affiliates as of 30 June 2007.

....

KPMG

Türkiye Garanti Bankası Anonim Şirketi
And Its Affiliates

Consolidated Financial Statements

30 June 2007

With Report on Review of Interim

Financial Information Thereon

8 August 2007

This report contains the "Report on Review of Interim Financial Information" comprising 1 page and; the "Consolidated financial statements and their explanatory notes" comprising 74 pages.

Türkiye Garanti Bankası Anonim Şirketi

And Its Affiliates

Table of contents

KPMG

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 2 2007
WASH, D.C.
182

Report on Review of Interim Financial Information

To the Board of Directors of
Türkiye Garanti Bankası Anonim Şirketi,

Introduction

We have reviewed the accompanying consolidated balance sheet of Türkiye Garanti Bankası Anonim Şirketi (the Bank) and its affiliates as of 30 June 2007 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information does not give a true and fair view of the financial position of the Bank and its affiliates as at 30 June 2007, and of its financial performance and its cash flows for the six month period then ended in accordance with IAS 34.

KPMG Akis Bağımsız Denetim ve SMMM A.Ş.

İstanbul,
8 August 2007

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.,
a Turkish corporation and a member firm of the KPMG network of independent
member firms affiliated with KPMG International, a Swiss cooperative

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Balance Sheet
At 30 June 2007

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	30 June 2007	31 December 2006
Assets			
Cash and balances with central banks	*4*	1.603.898	2.456.165
Financial assets at fair value through profit or loss	*5*	1.214.364	1.019.421
Loans and advances to banks	*6*	3.757.292	2.532.498
Loans and advances to customers	*7*	36.040.377	30.625.191
Other assets	*9*	4.949.509	4.110.474
Security investments	*10,21*	15.634.948	14.967.591
Investments in equity participations	*11*	44.763	19.495
Tangible assets, net	*12*	1.080.367	1.079.249
Goodwill, net	*13*	33.170	34.051
Deferred tax asset	*19*	104.189	70.095
Total assets		**64.462.877**	**56.914.230**
Liabilities			
Deposits from banks	*14*	2.211.472	1.573.730
Deposits from customers	*15*	35.435.618	32.294.557
Obligations under repurchase agreements	*16*	6.054.594	5.295.542
Loans and advances from banks	*17*	10.884.718	9.649.770
Bonds payable	*18*	52.898	55.155
Current tax liability	*19*	182.962	128.022
Deferred tax liability	*19*	3.107	1.108
Other liabilities and accrued expenses	*20*	3.372.577	2.975.942
Total liabilities		**58.197.946**	**51.973.826**
Shareholders' equity and minority interest			
Share capital	*21*	3.046.371	3.046.371
Minority interest	*21*	19.736	7.845
Revaluation of available-for-sale assets	*10,21*	129.352	122.562
Hedging reserve	*21*	(2.596)	3.148
Translation reserve	*21*	9.640	14.405
Legal reserves	*21*	173.003	113.053
Retained earnings	*21*	2.889.425	1.633.020
Total shareholders' equity and minority interest		**6.264.931**	**4.940.404**
Total liabilities, shareholders' equity and minority interest		**64.462.877**	**56.914.230**
Commitments and contingencies	*23*		

The notes on pages 5 to 74 are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Income Statement
For The Six-Month Period Ended 30 June 2007

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	Six-month period ended 30 June 2007	Three-month period ended 30 June 2007	Six-month period ended 30 June 2006	Three-month period ended 30 June 2006
Interest income:-					
Interest on loans		2.094.309	1.090.319	1.436.811	782.585
Interest on securities		1.139.393	566.861	730.806	425.846
Interest on deposits at banks		276.741	138.521	160.356	86.472
Interest on lease business		83.441	43.717	56.739	32.331
Others		40.793	17.516	19.287	10.347
		3.634.677	1.856.934	2.453.999	1.337.581
Interest expense:-					
Interest on saving, commercial and public deposits		(1.460.206)	(744.990)	(1.029.836)	(567.248)
Interest on borrowings and obligations under repurchase agreements		(683.253)	(348.258)	(340.924)	(197.678)
Interest on bank deposits		(68.592)	(29.230)	(59.414)	(28.593)
Others		(7.403)	(4.442)	(2.181)	(796)
		(2.219.454)	(1.126.920)	(1.432.355)	(794.315)
Net interest income		**1.415.223**	**730.014**	**1.021.644**	**543.266**
Fee and commission income		881.482	451.557	697.352	365 314
Fee and commission expense		(216.595)	(116.955)	(150.935)	(82.046)
Net fee and commission income	26	**664.887**	**334.602**	**546.417**	**283.268**
Income on sale of shares in consolidated affiliates	25	703.803	703.803	-	-
Premium income from insurance business		159.276	90.211	124.950	76.594
Trading income, net	5	-	-	59.699	32.636
Others		43.861	22.627	22.907	12.534
Other operating income		**906.940**	**816.641**	**207.556**	**121.764**
Total operating Income		**2.987.050**	**1.881.257**	**1.775.617**	**948.298**
Salaries and wages		(302.990)	(147.420)	(218.255)	(121.047)
Impairment losses	7,8,9,11,12,13,20	(140.100)	(64.806)	(189.368)	(106.754)
Depreciation and amortization	12	(86.799)	(45.535)	(82.820)	(41.522)
Employee benefits		(84.887)	(46.232)	(69.653)	(37.186)
Trading loss, net	5	(72.695)	(43.501)	-	-
Claim loss from insurance business		(56.490)	(28.170)	(70.714)	(62.519)
Communication expenses		(53.538)	(30.098)	(47.260)	(23.434)
Rent expenses		(37.789)	(18.844)	(26.396)	(14.053)
Other operating expenses	27	(367.752)	(200.020)	(350.932)	(229.051)
Total operating expenses		**(1.203.040)**	**(624.626)**	**(1.095.398)**	**(635.566)**
Income from operations		**1.784.010**	**1.256.631**	**680.219**	**312.732**
Loss on monetary position, net		-	-	-	-
Income before tax		**1.784.010**	**1.256.631**	**680.219**	**312.732**
Taxation charge	19	(244.473)	(141.864)	(131.893)	(44.084)
Net income for the period		**1.539.537**	**1.114.767**	**548.326**	**268.648**
Net income for the period attributable to:					
Equity holders of the Bank		1.535.234	1.110.795	548.495	268.265
Minority interest		4.303	3.972	(169)	383
		1.539.537	1.114.767	548.326	268.648
Weighted average number of shares with a face value of YTL 1,000 each	21	**2,100 billion**	**2,100 billion**	**2,100 billion**	**2,100 billion**
Earnings per share (full YTL amount per YTL'000 face value each)		**731,1**	**529,0**	**261,2**	**127,7**

The notes on pages 5 to 74 are integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Changes in Shareholders' Equity For The Six-Month Period Ended 30 June 2007

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	Share Capital	Minority Interest	Revaluation of Available-for-Sale Assets	Hedging Reserve	Translation Reserve	Legal Reserves	Retained Earnings	Total Shareholders' Equity and Minority Interest
Balances at 31 December 2005		3.046.371	43.134	162.522	3.553	-	78.600	697.795	4.031.975
Transfer from unappropriated earnings		-	-	-	-	-	35 334	(35 334)	-
Dividends paid		-	-	-	-	-	-	(178 578)	(178.578)
Net market value losses from available-for-sale portfolio		-	-	(313.911)	-	-	-	-	(313.911)
Net gains on available-for-sale assets transferred to the income statement on disposal		-	-	(15.793)	-	-	-	-	(15.793)
Foreign currency translation differences for foreign operations		-	-	-	-	19.729	-	-	19.729
Net fair value gains from cash flow hedges		-	-	-	2 687	-	-	-	2 687
Net income/(loss) for the six-month period		-	(169)	-	-	-	-	548 495	548.326
Balances at 30 June 2006		3.046.371	42.965	(167.182)	6.240	19.729	113.934	1.032.378	4.094.435
Transfer from unappropriated earnings	21	-	-	-	-	-	656	(656)	-
Net market value gains from available-for-sale portfolio	21	-	-	316 461	-	-	-	-	316.461
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	(26.717)	-	-	-	-	(26.717)
Foreign currency translation differences for foreign operations		-	-	-	-	17.194	-	-	17.194
Net loss on hedge of net investment in foreign operations	21	-	-	-	-	(22.518)	-	-	(22.518)
Release of minority interest due to sale of a consolidated affiliate		-	(36 533)	-	-	-	-	-	(36.533)
Release of reserves due to sale of a consolidated affiliate		-	-	-	-	-	(1 537)	1 537	-
Net fair value losses from cash flow hedges	21	-	-	-	(3 092)	-	-	-	(3.092)
Net income for the six-month period		-	1 413	-	-	-	-	599.761	601.174
Balances at 31 December 2006		3.046.371	7.845	122.562	3.148	14.405	113.053	1.633.020	4.940.404
Transfer to unappropriated earnings	21	-	-	-	-	-	64 541	(64 541)	-
Dividends paid		-	-	-	-	-	-	(219 319)	(219.319)
Net market value losses from available-for-sale portfolio	21	-	-	9.560	-	-	-	-	9.560
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	(2.751)	-	-	-	-	(2.751)
Foreign currency translation differences for foreign operations		-	-	-	-	(16 280)	-	-	(16.280)
Net loss on hedge of net investment in foreign operations	21	-	-	-	-	11 515	-	-	11.515
Net fair value losses from cash flow hedges	21	-	-	-	(5 744)	-	-	-	(5.744)
Release of reserves due to sale of a consolidated affiliate		-	-	-	-	-	(4 591)	4 591	-
Reclassification to minority interest due to partial sale of a consolidated affiliate		-	7 588	(19)	-	-	-	440	8 009
Net income for the six-month period		-	4 303	-	-	-	-	1.535.234	1 539 537
Balances at 30 June 2007		3.046.371	19.736	129.352	(2.596)	9.640	173.003	2.889.425	6.264.931

The notes on pages 5 to 74 are an integral part of these consolidated financial statements

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Cash Flows
For The Six-Month Period Ended 30 June 2007

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	30 June 2007	30 June 2006
Cash flows from operating activities:-			
Interest and commission received		3.054.216	1.604.476
Interest expense paid		(1.818.286)	(1.393.038)
Other operating activities, net		837.471	246.130
Cash payments to employees and suppliers		(863.854)	(697.889)
		1.209.547	(240.321)
(Increase)/decrease in operating assets:-			
Loans and advances to banks		(1.918.343)	(265.375)
Balances with central banks		(665.705)	(304.902)
Financial assets at fair value through profit or loss		(188.539)	(64.377)
Loans and advances to customers		(3.903.498)	(7.100.454)
Consumer loans		(1.497.325)	(2.249.094)
Other assets		(170.398)	(343.400)
Increase/(decrease) in operating liabilities:-			
Deposits from banks		617.691	495.858
Deposits from customers		3.116.502	4.687.580
Obligations under repurchase agreements		715.372	3.292.837
Other liabilities		106.600	383.863
Net cash used in operating activities before income taxes paid		**(2.578.096)**	**(1.707.785)**
Income taxes paid		**(221.598)**	**(157.774)**
Net cash used in operating activities		**(2.799.694)**	**(1.865.559)**
Cash flows from investing activities:-			
Net increase in security investments		(721.905)	(1.978.576)
Interest received		1.079.184	1.067.037
Decrease/(increase) in investments in equity participations, net		(157)	32.514
Dividends received		1.849	2.127
Decrease/(increase) in tangible assets, net		(87.412)	41.778
Net cash from/(used in) investing activities		**271.559**	**(835.120)**
Cash flows from financing activities:-			
Increase in loans and advances from banks, net		1.181.388	2.877.968
Dividends paid		(219.319)	(178.578)
Net cash from financing activities		**962.069**	**2.699.390**
Effect of exchange rate changes		**(6.284)**	**(75.772)**
Net decrease in cash and cash equivalents		**(1.572.350)**	**(77.061)**
Cash and cash equivalents at the beginning of the period	2	4.204.216	4.026.024
Cash and cash equivalents at the end of the period	2	**2.631.866**	**3.948.963**

The notes on pages 5 to 74 are an integral part of these consolidated financial statements.

(Currency: Thousands of New Turkish Lira (YTL))

Overview of the Bank

Türkiye Garanti Bankası AŞ (the Bank) is a bank domiciled in Turkey. The consolidated financial statements of the Bank for the six-month period ended 30 June 2007 comprise the Bank and its affiliates (the Affiliates) and their interest in associates.

(a) Brief History

Foundation of the Bank was approved by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and "Articles of Association" was published in the official gazette dated 25 April 1946. The Bank provides corporate, commercial and retail banking services through a network of 449 domestic branches, five foreign branches, four representative offices abroad and 65 offices. In addition to its branches, the Bank has 100% ownership in two banks each of which is located in Amsterdam and Moscow. The Bank and its affiliates in total have 14,680 employees. The Bank's head office is located at Levent Nispetiye Mahallesi Aytar Caddesi 2 Beşiktaş 34340 İstanbul.

(b) Ownership

The Companies owned by Doğuş Holding AŞ, called as Doğuş Group, currently holds 25.87% of the issued capital. On 22 December 2005, Doğuş Holding AŞ has completed the sale of 53,550,000,000 shares representing 25.50% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of the General Electric (GE) Group as explained in Note 21. Accordingly, GE acquired a joint control in the Bank's management.

Subsequent to this sale in December 2005, a call was made to the Bank's minority shareholders by GE according to the paragraph 17 of the Article IV no.8 "Principles on Voting by Proxy at General Assembly and Gathering Proxy or Common Stock through Calls for Quoted Companies" of the Turkish Capital Market Board, starting from 27 March 2006 to purchase the shares with a total face value of YTL 1,564,500 at a price of YTL 3.90 per share from the minority shareholders. The call period ended on 10 April 2006 and the minority shareholders responded to this call by selling 6,249.49 shares with a face value of YTL 1 each. Accordingly, the shares owned by GE Araştırma ve Müşavirlik Limited Şti. increased to YTL 535,506 thousands.

In 2004 and 2005, Doğuş Holding AŞ had two separate agreements with a foreign portfolio investor for issuing options to purchase a portion of the shares of the Bank owned by Doğuş Holding AŞ. In accordance with the related Security's Lending Agreements, the investor exercised the entire call option and took over the ownership rights including sale of 24,161,797,524 shares representing 11.50% of the Bank's capital (per 1 New Kuruş) throughout the option period agreed.

Significant accounting policies

(a) *Statement of compliance*

The Bank and its Turkish affiliates maintain their books of accounts and prepare their statutory financial statements in New Turkish Lira (YTL) in accordance with the Accounting Practice Regulations as promulgated by the Banking Regulatory and Supervisory Agency (BRSA); the Turkish Commercial Code; and the Turkish Tax Legislation (collectively, Turkish GAAP); the Bank's foreign affiliates maintain their books of accounts and prepare their statutory financial statements in accordance with the generally accepted accounting principles and the related legislation applicable in the countries they operate.

The accompanying consolidated financial statements are based on the statutory records with adjustments and reclassifications for the purpose of fair presentation in accordance with International Financial Reporting Standards ("IFRS"). The accompanying consolidated financial statements are authorized for issue by the directors on 8 August 2007.

(b) *Basis of preparation*

The accompanying consolidated financial statements are presented in thousands of YTL, which is the Bank's functional currency.

The financial statements are prepared on the historical cost basis as adjusted for the effects of inflation that lasted until 31 December 2005, except that the following assets and liabilities are stated at their fair value if reliable measures are available: derivative financial instruments, instruments at fair value through profit or loss, available-for-sale financial assets and tangible assets held for sale. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The accounting policies set out below have been applied consistently by the Bank and its affiliates to all periods presented in these consolidated financial statements.

(c) *Use of estimates and judgements*

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Notes 7, 10, 17 and 22.

Significant accounting policies (continued)

(d) Basis of consolidation

The accompanying consolidated financial statements include the accounts of the parent company, the Bank, its affiliates and associates on the basis set out in sections below. The financial statements of the entities included in the consolidation have been prepared as of the date of the consolidated financial statements.

Affiliates

Affiliates are entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of affiliates are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank and its affiliates have significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank and its affiliates' share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank and its affiliates share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank and its affiliates has incurred obligations in respect of the associate.

Special purpose entities

Special purpose entities are entities that are created to accomplish a narrow and well defined objective such as the securitisation of particular assets, or the execution of a specific borrowing or lending transaction. Special purpose entities are consolidated when the substance of the relationship between the Bank and the special purpose entity indicates that the special purpose entity is controlled by the Bank.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized gains and losses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Bank and its affiliates' interest in the entity. Unrealized gains arising from transactions with associates are eliminated against the investment in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Significant accounting policies (continued)

(e) *Foreign currency*

Foreign currency transactions

Transactions are recorded in YTL, which represents its functional currency. Transactions in foreign currencies are translated into the functional currency of the Bank at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into YTL at the exchange rates ruling at balance sheet date with the resulting exchange differences recognized in the income statement as foreign exchange gain or loss. Gains and losses arising from foreign currency transactions are reflected in the income statement as realized during the period.

Financial statements of foreign operations

The foreign operations of the Bank and its affiliates are not considered an integral part of its operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to YTL at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to YTL using average exchange rates. Foreign exchange differences arising on translation are recognized directly in a separate component of equity. When a foreign operation is disposed of in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the income statement.

Hedge of net investment in a foreign operation see accounting policy *(i)*.

(f) *Tangible assets and related depreciation*

Owned assets

The costs of the tangible assets purchased before 31 December 2005 are restated for the effects of inflation in YTL units current at 31 December 2005 pursuant to IAS 29. The tangible assets purchased after this date are recorded at their historical costs. Accordingly, tangible assets are carried at costs, less accumulated depreciation and impairment losses (refer to accounting policy *(r)*).

Leased assets

Leases in terms of which the Bank and its affiliates assume substantially all the risks and rewards of ownership are classified as financial leases. Tangible assets acquired by way of financial lease are stated at amounts equal to the lower of their fair values and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy *(r)*). Lease liabilities are reduced through repayments of principal, while the finance charge component of the lease payment is charged directly to income statement.

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

Subsequent Expenditure

Expenditures incurred to replace a component of a tangible asset that is accounted for separately, and major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the item of tangible assets. All other expenditures are reflected as expense in the income statement as incurred.

Depreciation

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Assets acquired after this date are depreciated based on the declining balance method, one of the accelerated depreciation methods.

The estimated useful lives are as follows:

Tangible assets	Estimated useful lives (years)	Depreciation rates (%) for the year 2005 and after	Depreciation rates (%) for the years before 2005
Buildings	50	4	2
Furniture, fixture and equipments	4-20	10-50	5-25
Leasehold improvements	5-10	10-20	5

Expenditures for major renewals and improvement of tangible assets are capitalized and depreciated over the remaining useful lives of the related assets.

(g) Goodwill

Goodwill represents the excess of the total acquisition costs over the share of the Bank and its affiliates in the fair value of the net assets of the acquired companies at the dates of acquisitions. When the excess is negative (negative goodwill), it is recognized immediately in the income statement. Goodwill is assessed annually by using external and internal sources such as market value, information on any adverse effect on the acquired companies, market interest rates or other market rates of return on investments, carrying value of net assets, whether there is any indication that goodwill may be impaired. If any such indication exists, the recoverable amount of the goodwill is estimated. If the recoverable amount is less than its carrying amount, the carrying amount is reduced to its recoverable amount, and impairment loss is recognized as an expense in the income statement.

Significant accounting policies (continued)

(h) *Financial instruments*

Classification

Financial instruments at fair value through profit or loss are those that are principally held for the purpose of short-term profit taking. These include investments, certain purchased loans and derivative contracts that are not designated as effective hedging instruments, and liabilities from short-term sales of financial instruments. All trading derivatives in a net receivable position (positive fair value), as well as options purchased, are reported as trading assets. All trading derivatives in a net payable position (negative fair value), as well as options written, are reported as trading liabilities.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank and its affiliates provide money, goods and services directly to a debtor with no intention of trading the receivable. Loans and receivables comprise loans and advances to banks and customers.

Available-for-sale assets are financial assets that are not held for trading purposes, provided by the Bank and its affiliates, or held to maturity. Available-for-sale instruments include certain debt and equity investments.

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity that the Bank and its affiliates have the intent and ability to hold to maturity. These include certain loans and advances to banks and customers and certain debt investments.

Recognition

Financial assets at fair value through profit or loss and available-for-sale assets are initially recognized on the transaction date at which the Bank and its affiliates become a party to the contractual provisions of the instrument. From this date any gains and losses arising from changes in fair value of the assets are recognized.

Held-to-maturity instruments, loans and receivables, deposits and subordinated liabilities are recognized on the date they are originated.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at amortized cost.

Significant accounting policies (continued)

All non-trading financial liabilities, loans and receivables and held-to-maturity assets are measured at amortized cost less impairment losses. Amortized cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortized based on the effective interest rate of the instrument.

Fair value measurement principles

The fair values of financial instruments are based on their quoted market prices at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, fair value of an instrument is estimated using the available market information and the appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates made are not necessarily indicative of the amounts that could be realized in current market exchange.

The fair values of derivatives that are not exchange-traded are estimated at the amounts that the Bank and its affiliates would receive or pay to terminate the contracts at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from changes in the fair values of financial instruments at fair value are recognized in the income statement. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Specific instruments

Cash and balances with Central Banks: Cash and balances with Central Banks comprise cash balances on hand, cash deposited with Central Banks and other cash items. Money market placements are classified in loans and advances to banks.

Investments: Investments held for the purpose of short-term profit taking are classified as trading instruments. Debt investments that the Bank and its affiliates have the intent and ability to hold to maturity are classified as held-to-maturity assets.

Loans and advances to banks and customers: Loans and advances provided by the Bank and its affiliates are classified as loans and receivables, and reported net of allowances to reflect the estimated recoverable amounts.

Financial lease receivables: Leases where the entire risks and rewards incident to ownership of an asset are substantially transferred to the lessee, are classified as financial leases. A receivable at an amount equal to the present value of the lease payments, including any guaranteed residual value, is recognized. The difference between the gross receivable and the present value of the receivable is unearned finance income and is recognized over the term of the lease using the effective interest rate method. Financial lease receivables are included in loans and advances to customers.

Significant accounting policies (continued)

Bonds payable: Bonds issued by the Bank and its affiliates are classified as non-trading liabilities.

Derecognition

A financial asset is derecognised when the control over the contractual rights that comprise that asset, is lost. This occurs when the rights are realized, expire or are surrendered. A financial liability is derecognized when it is extinguished.

Available-for-sale assets and assets held for trading that are sold are derecognized and corresponding receivables from the buyer for the payment are recognized as of the date the Bank and its affiliates commit to sell the assets. The specific identification method is used to determine the gain or loss on derecognition.

Held-to-maturity instruments and loans and receivables are derecognized on the days that they are transferred by the Bank and its affiliates.

(i) Derivatives held for risk management purposes

Derivatives held for risk management purposes are measured at fair value in the balance sheet. The treatment for the changes in their fair value depends on their classification into the following categories:

Cash flow hedge

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect the result of income statement, the effective portion of changes in the fair value of the derivative are recognised directly in the shareholders' equity. The amount recognised in the shareholders' equity is removed and included in the income statement in the same period as the hedged cash flows affect the income statement under the same line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognized in the shareholders' equity remains there until the forecast transaction affects the income statement. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in the shareholders' equity is recognized immediately in the income statement.

Significant accounting policies (continued)

Net investment hedge

When a derivative or a non-derivative financial liability is designated as a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized directly in the shareholders' equity, in the foreign currency translation reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement. The amount recognized in the shareholders' equity is removed and included in the income statement on disposal of the foreign operation.

Embedded derivatives

Derivatives may be embedded in another contractual arrangement (a "host contract"). The Bank and its affiliates account for embedded derivatives separately from the host contract when the host contract is not itself carried at fair value through profit or loss, and the characteristics of the embedded derivatives are not clearly and closely related to the host contract. Separated embedded derivatives are accounted for depending on their classification, and are presented in the balance sheet together with the host contract.

(j) Securities borrowing and lending business

Investments lent under securities lending arrangements continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for the related assets as appropriate. Cash collateral received in respect of securities lent is recognized as liabilities to either banks or customers. Investments borrowed under securities borrowing agreements are not recognized. Cash collateral placements in respect of securities borrowed are recognized under loans and advances to either banks or customers. Income and expenses arising from the securities borrowing and lending business are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(k) Repurchase and resale agreements over investments

The Bank and its affiliates enter into purchases of investments under agreements to resell (reverse repo) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognized. The amounts paid are recognized in loans to either banks or customers. The receivables are shown as collateralized by the underlying security. Investments sold under repurchase agreements (repo) continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for the related assets as appropriate. The proceeds from the sale of the investments are reported as "obligations under repurchase agreements", a liability account.

Income and expenses arising from the repurchase and resale agreements over investments are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

(l) *Items held in trust*

Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying consolidated balance sheets, since such items are not under the ownership of the Bank.

(m) *Financial guarantees*

Financial guarantees are contracts that require the Bank and its affiliates to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment (when a payment under the guarantee has become probable).

(n) *Employee benefits*

The Bank has a defined benefit plan for its employees as described below:

Pension and other post-retirement obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependants will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı ("the Fund"), is a separate legal entity and a foundation recognized by an official decree, providing pension plan benefits to all qualified Bank employees. The Fund is a defined benefit plan under which the Bank pays fixed contributions, and is obliged to pay amounts other than the fixed contribution to the Fund through constructively paying additional amounts or through contractual benefits that are not solely linked to the fixed contributions.

As per the temporary Article no.23 of the Turkish Banking Law no.5411 as approved by the Turkish Parliament on 19 October 2005, pension funds which are in essence similar to foundations are required to be transferred directly to the Social Security Foundation (SSF) within a period of three years. As per this new Law, a commission established by the representatives from various organizations will calculate the commitment for each fund based on the actuarial calculations made taking into account the revenues and expenses of the funds. The commitment to be calculated will be paid maximum in 15 years in equal instalments. Subsequently, the commission established under the coordination of the Ministry of Labour and Social Security completed working on the methodology and parameters to be used for the calculation of such commitments and the related Decree was approved by the Board of Ministries on 30 November 2006 and published in the Official Gazette no. 26377 dated 15 December 2006.

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

However, on 2 November 2005 the President had applied to the Constitutional Court for annulment of certain statements of the related Article of the Turkish Banking Law no.5411 (the Law) related with the transfer of funds to SSF. By the decision of the Constitutional Court no.E.2005/39, K.2007/33 dated 22 March 2007 as published in the Official Gazette no.26479 dated 31 March 2007, the related Article was annulled and its execution was aborted as of the publication date of this decision. Following this decision, BRSA expressed its opinion that the cancellation of the transfer of such funds to the SSF will not have any impact on the measurement principles of the existing liabilities of the banks in the subsequent periods. The detailed verdict of the Constitutional Court has not been issued as at the date of this report. The Bank management, in line with BRSA's opinion, does not expect the verdict of the Constitutional Court to have any impact on the measurement principles of the existing liabilities of the banks in the subsequent periods. The Bank management will review its policy on this matter subsequent to the announcement of the detailed decision by the Constitutional Court.

As per the actuarial calculation made on the technical financial statements of the Fund as of 31 December 2006 in compliance with the Decree published on 15 December 2006, there is no technical or actual deficit that required to be provided against. Furthermore, the Bank management believes that the Fund is capable of meeting its liabilities to be calculated by the commission mentioned above during the transfer of the Fund without any burden to the Bank.

Reserve for employee severance indemnity

Reserve for employee severance indemnity represents the present value of the estimated future probable obligation of the Bank and its affiliates arising from the retirement of the employees and calculated in accordance with the Turkish Labor Law. It is computed and reflected in the financial statements on an accrual basis as it is earned by serving employees. The computation of the liabilities is based upon the retirement pay ceiling announced by the Government. The ceiling amounts applicable for each year of employment are YTL 1,960.69 and YTL 1,857.44 at 30 June 2007 and 31 December 2006, respectively.

International Financial Reporting Standards require actuarial valuation methods to be developed to estimate the entity's obligation under defined benefit plans. The principal actuarial assumptions used in the calculation of the total liability in the accompanying consolidated financial statements at 30 June 2007 and 31 December 2006 are as follows:

	30 June 2007 %	*31 December 2006* %
Discount rate	5.7	5.7
Expected rate of salary/limit increase	5.0	5.0
Turnover rate to estimate the probability of retirement	5.3	5.3

The above rate for salary/limit increase was determined based on the government's future targets for annual inflation.

Significant accounting policies (continued)

(o) *Taxes on income*

Taxes on income for the period comprise current tax and deferred taxes. Current taxes on income comprises tax payable calculated on the basis of expected taxable income for the period using the tax rates enacted by the balance sheet date and; any adjustment in taxes payable for previous years.

Deferred income tax is provided, using the balance sheet method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Permanent differences relating to goodwill and initial recognition of assets and liabilities which affect neither accounting nor taxable profit are not deductable for tax purposes. Deferred tax liability and asset are recognized when it is probable that the future economic benefits resulting from the reversal of temporary differences will flow to or from the Bank and its affiliates. Deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. Currently, enacted tax rates are used to determine deferred taxes on income.

An individual consolidated affiliate offsets deferred tax asset and deferred tax liability if the deferred tax asset and deferred tax liability relate to income taxes levied by the same taxation authority.

Deferred taxes related to fair value remeasurement of available-for-sale assets and cash flow hedges, are charged or credited directly to equity and subsequently recognized in the income statement together with the deferred gains or losses that are realized.

(p) *Offsetting*

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, there is a legally enforceable right to set off the amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted by the accounting standards, or for gains and losses from a group of similar transactions.

(q) *Earnings per share*

Earnings per share disclosed in the accompanying consolidated income statement are determined by dividing the net income by the weighted average number of shares outstanding during the period attributable to the shareholders of the Bank. In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, such Bonus Shares issued are regarded as issued shares.

Significant accounting policies (continued)

Additionally, considering the fact that the increase in the number of shares issued by way of bonus shares in fact does not require any cash injection by the shareholders; the number of issued shares outstanding before such bonus share issuances is adjusted for the proportionate change in the number of issued shares outstanding as if the event had occurred at the beginning of the earliest period reported.

(r) Impairment

Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated.

Loans and receivables and held-to-maturity instruments

The recoverable amounts of loans and receivables and held-to-maturity instruments, are calculated as the present values of the expected future cash flows discounted at the instrument's original effective interest rate. Short-term balances are not discounted.

Loans and receivables are presented net of specific and portfolio basis allowances for uncollectibility. Specific allowances are made against the carrying amount of loans and receivables that are identified as being impaired based on regular reviews of outstanding balances to reduce these loans and receivable to their recoverable amounts. In assessing the recoverable amounts of the loans and receivables, the estimated future cash flows are discounted to their present value. Portfolio basis allowances are maintained to reduce the carrying amount of portfolios of similar loans and receivables to their estimated recoverable amounts at the balance sheet date. The expected cash flows for portfolios of similar assets are estimated based on previous experience and considering the credit rating of the underlying customers and late payments of interest or penalties. Increases in the allowance account are recognized in the income statement. When a loan is known to be uncollectible, all the necessary legal procedures have been completed, and the final loss has been determined, the loan is written off directly. If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write down, the write-down or allowance is reversed through the income statement.

Financial assets remeasured to fair value

The recoverable amount of an equity instrument is its fair value. The recoverable amount of debt instruments and purchased loans remeasured to fair value is calculated as the present value of the expected future cash flows discounted at the current market rate of interest.

Where an asset remeasured to fair value is impaired, the write-down is recognized in the income statement.

If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the income statement.

Significant accounting policies (continued)

(s) Income and expense recognition

Interest income and expense

Except for the interest income on overdue loans, interest income and expense is recognized on an accrual basis by taking into account the effective yield of the asset or an applicable floating rate. Interest income on overdue loans that are under legal follow up is recognized on a cash basis. Interest income and expense includes the amortization of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Fee and commission

Fee and commission income and expenses that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Other fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, loan commitment fees are recognised on a straight-line basis over the commitment period.

Other fees and commission expense relates mainly to transaction and service fees, which are expensed as the services are received.

Net trading income

Net trading income includes gains and losses arising from disposals of financial assets at fair value through profit or loss and available-for-sale.

Dividend income

Dividend income is recognized in the income statement when received.

Insurance business

Earned premiums: In respect of non-life branches, under the annual basis of accounting, written premiums comprise the premiums due on contracts, net of taxes and cancellations, entered into during a financial year. These premiums are adjusted by the reserve for unearned premiums. In respect of life branches, earned premiums represent premium accrued on policies issued and adjusted by the reserve for unearned premiums during the period.

Unearned premium reserve: Reserve for unearned premiums is provided for in respect of in-force policies for which the premium period does not end simultaneously with the accounting period. Unearned premiums arise from premiums written during the period, less reinsurance share.

Significant accounting policies (continued)

Claims and provision for "outstanding" claims: Claims incurred include all claims (including claim estimates) and claims settlement payments made in respect of the financial period and the movement in provision for outstanding claims and settlement expenses. Provisions for outstanding claims and settlement expenses include claims incurred but not reported (IBNR), net of salvage and subrogation recoveries.

Life mathematical reserves: The life mathematical reserves have been calculated on the life policies in force at period-end by using actuarial assumptions and formulas approved by the Prime Ministry Undersecretariat of Treasury ("Treasury").

Life profit share reserve: Life profit share is the portion of investment income allocated to life policy holders from income generated due to premiums of life policies with a savings clause. Such policies normally have at least 10 years of maturity and policy holders are entitled to receive a profit share after 3 years from the date of policy issuance. Profit share is calculated on an individual policy basis. Investment income presented within income from insurance operations represents income generated through utilisation of funds associated with mathematical reserves in various investment tools whereas the provision for profit share represents the amount allocated to policy holders out of investment income after certain deductions.

Liability adequacy test: At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities. Any deficiency is immediately charged to the income statement. The Bank has no additional liability with respect to the life insurance portfolio of its affiliate since in its revised tariffs, the affiliate changed the basis of its life profit share calculation to guarantee an annual return of the lower of the guaranteed rate or the annual inflation rate.

(t) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

(u) Segment reporting

A segment is a distinguishable component of the Bank and its affiliates that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Index for the notes to the consolidated financial statements:

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting

Segment information is presented in respect of the Bank and its affiliates' geographical and business segments. The primary format, business segments, is based on the Bank and its affiliates. Measurement of segment assets and liabilities and segment results is based on the accounting policies set out in the accounting policy notes.

1.1 Geographical segments

The Bank and its affiliates operate principally in Turkey, but also have operations in Netherlands, Russia, Ireland, Turkish Republic of Northern Cyprus, Malta, Luxembourg, Germany and Romania. Total geographic sector risk concentrations, both on and off balance sheet, are presented in the table below:

	30 June 2007				
	Loans	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	34,053,578	57,119,905	42,359,942	9,630,333	101,241
Germany	38,246	1,697,441	3,517,668	64,562	-
England	119,089	1,151,355	2,574,879	244,336	-
Russia	424,401	971,669	48,458	106,510	35
Netherlands	512,376	807,965	1,117,596	20,489	8,319
France	7,952	439,682	62,320	168,373	-
Romania	195,939	304,788	226,752	45,713	-
USA	29,460	272,124	4,889,339	206,690	-
Others	659,336	1,697,948	3,400,992	1,058,120	-
	36,040,377	64,462,877	58,197,946	11,545,126	109,595

	31 December 2006				
	Loans	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	29,237,572	52,062,163	37,693,554	8,458,958	165,751
Germany	33,379	989,234	2,131,261	68,609	-
Russia	449,618	898,077	64,593	31,058	615
Netherlands	279,436	464,682	979,207	259,873	7,736
USA	49,625	405,167	4,473,149	16,187	-
Romania	222,998	319,181	228,182	46,682	-
France	12,144	301,995	32,019	27,514	-
England	88,461	171,282	2,533,648	65,719	-
Others	251,958	1,302,449	3,838,213	1,072,776	-
	30,625,191	56,914,230	51,973,826	10,047,376	174,102

Total geographic sector risk concentrations on income statement is presented in the table below:

	Six-month period ended 30 June 2007	*Three-month period ended 30 June 2007*	*Six-month period ended 30 June 2006*	*Three-month period ended 30 June 2006*
Turkey	1,467,049	1,095,417	503,245	256,280
Malta	39,134	6,794	5,752	(5,249)
Netherlands	23,938	11,268	24,289	8,347
Others	9,416	1,288	15,040	9,270
	1,539,537	1,114,767	548,326	268,648

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting (continued)

1.2 *Business segments*

The main business segments are banking, leasing, insurance, factoring, other financial and non-financial sectors. Banking segment information is detailed further to retail banking and commercial, corporate and small and medium size enterprises (SME) banking as these are the major banking activities. Other operations heading under the banking segment include mainly treasury and investment banking activities as well as unallocated income and expense items. The analysis are as follows:

30 June 2007	Retail Banking	Commercial, Corporate & SME Banking	Other Operations	Eliminations	Total Banking	Leasing	Insurance	Factoring	Other Financial	Other Non-Financial	Combined	Eliminations	Total
Operating income	871,171	692,052	1,225,805	-	2,789,028	49,242	170,259	10,657	20,281	11,933	3,051,400	(64,350)	2,987,050
Operating expenses	(351,510)	(215,981)	(484,589)	-	(1,052,080)	(24,699)	(106,989)	(7,438)	(14,452)	(11,414)	(1,217,072)	14,032	(1,203,040)
Income/(loss) from operations	**519,661**	**476,071**	**741,216**	-	**1,736,948**	**24,543**	**63,270**	**3,219**	**5,829**	**519**	**1,834,328**	**(50,318)**	**1,784,010**
Taxation charge	-	-	(233,363)	-	(233,363)	(26)	(8,865)	(641)	(1,422)	(156)	(244,473)	-	(244,473)
Net income for the period	**519,661**	**476,071**	**507,853**	-	**1,503,585**	**24,517**	**54,405**	**2,578**	**4,407**	**363**	**1,589,855**	**(50,318)**	**1,539,537**
Segment assets	11,775,379	23,634,518	25,643,934	(91,707)	60,962,124	1,631,330	613,752	435,351	43,214	9,929	63,695,700	(495,312)	63,200,388
Investments in equity participations	-	-	330,670	-	330,670	250	275	9,635	5,105	1,121	347,056	(302,293)	44,763
Unallocated assets	-	-	1,143,333	-	1,143,333	17,220	8,503	1,405	4,490	953	1,175,904	41,822	1,217,726
Total assets	**11,775,379**	**23,634,518**	**27,117,937**	**(91,707)**	**62,436,127**	**1,648,800**	**622,530**	**446,391**	**52,809**	**12,003**	**65,218,660**	**(755,783)**	**64,462,877**
Segment liabilities	22,043,885	12,488,720	21,804,756	(91,707)	56,245,654	1,467,817	548,556	409,767	5,117	4,566	58,681,477	(483,531)	58,197,946
Shareholders' equity and minority interest	-	-	6,190,473	-	6,190,473	180,983	73,974	36,624	47,692	7,437	6,537,183	(272,252)	6,264,931
Total liabilities, shareholders' equity and minority interest	**22,043,885**	**12,488,720**	**27,995,229**	**(91,707)**	**62,436,127**	**1,648,800**	**622,530**	**446,391**	**52,809**	**12,003**	**65,218,660**	**(755,783)**	**64,462,877**

(Currency Thousands of New Turkish Lira (YTL))

1 Segment reporting (continued)

30 June 2006	Retail Banking	Commercial, Corporate & SME Banking	Other Operations	Eliminations	Total Banking	Leasing	Insurance	Factoring	Other Financial	Other Non-Financial	Combined	Eliminations	Total
Operating income	761,469	504,726	361,295	-	1,627,490	37,008	141,599	13,744	22,308	13,508	1,855,657	(80,040)	1,775,617
Operating expenses	(269,916)	(181,884)	(499,955)	-	(951,755)	(19,346)	(120,726)	(10,593)	(21,641)	(13,623)	(1,137,684)	42,286	(1,095,398)
Income/(loss) from operations	**491,553**	**322,842**	**(138,660)**	-	**675,735**	**17,662**	**20,873**	**3,151**	**667**	**(115)**	**717,973**	**(37,754)**	**680,219**
Taxation charge	-	-	(125,230)	-	(125,230)	-	(5,375)	(632)	(535)	(121)	(131,893)	-	(131,893)
Net income for the period	**491,553**	**322,842**	**(263,890)**	-	**550,505**	**17,662**	**15,498**	**2,519**	**132**	**(236)**	**586,080**	**(37,754)**	**548,326**
31 December 2006													
Segment assets	10,426,782	19,133,900	24,114,995	(72,009)	53,603,668	1,351,525	682,431	540,427	37,194	9,979	56,225,224	(513,884)	55,711,340
Investments in equity participations	-	-	362,711	-	362,711	-	365	9,635	5,453	1,120	379,284	(359,789)	19,495
Unallocated assets	-	-	1,100,109	-	1,100,109	17,494	20,531	2,820	3,770	939	1,145,663	37,732	1,183,395
Total assets	**10,426,782**	**19,133,900**	**25,577,815**	**(72,009)**	**55,066,488**	**1,369,019**	**703,327**	**552,882**	**46,417**	**12,038**	**57,750,171**	**(835,941)**	**56,914,230**
Segment liabilities	17,580,830	12,786,322	19,881,423	(72,009)	50,176,566	1,212,552	564,868	518,837	2,439	4,964	52,480,226	(506,400)	51,973,826
Shareholders' equity and minority interest	-	-	4,889,922	-	4,889,922	156,467	138,459	34,045	43,978	7,074	5,269,945	(329,541)	4,940,404
Total liabilities, shareholders' equity and minority interest	**17,580,830**	**12,786,322**	**24,771,345**	**(72,009)**	**55,066,488**	**1,369,019**	**703,327**	**552,882**	**46,417**	**12,038**	**57,750,171**	**(835,941)**	**56,914,230**

(Currency: Thousands of New Turkish Lira (YTL))

2 Cash and cash equivalents

Cash and cash equivalents include cash balances on hand, due from banks with original maturity periods of less than three months and other cash items. Cash and cash equivalents as at 30 June 2007 and 2006, included in the accompanying consolidated statements of cash flows are as follows:

	30 June 2007	*30 June 2006*
Cash at branches	292,322	242,040
Loans and advances to banks with original maturity periods of less than three months	2,339,544	3,706,923
	2,631,866	3,948,963

3 Related party disclosures

For the purpose of this report, the shareholders jointly controlling the Bank namely Doğuş Holding AŞ and GE and all their subsidiaries, and their ultimate owners, directors and executive officers are referred to as related parties. During the course of the business, the Bank has made placements with and granted loans to related parties and also received deposits from them at various terms. The Bank has the following balances outstanding from and transactions with related parties:

3.1 Outstanding balances

	30 June 2007	*31 December 2006*
Balance sheet		
Loans and advances to customers	167,435	82,620
Loans granted in YTL	*125,822*	*49,929*
Loans granted in foreign currencies:	*US$ 28,021,472*	*US$ 22,369,176*
	EUR 2,877,985	*EUR 808,490*
Miscellaneous receivables	217,798	223,823
Deposits received	654,648	645,328
Commitments and contingencies		
Non-cash loans	118,676	51,302

3.2 Transactions

	Six-month period ended 30 June 2007	*Three-month period ended 30 June 2007*	*Six-month period ended 30 June 2006*	*Three-month period ended 30 June 2006*
Interest income	3,268	1,267	3,076	1,521
Interest expense	22,435	10,845	35,470	16,123

In 2007, interest rates applied to foreign currency receivables from and payables to related parties vary within the ranges of 3.1%-9.2% and 2.0%-11.8% (31 December 2006: 4.0%-10.4% and 1.5%-7.4%), respectively. The interest rates applied to YTL receivables from and payables to related parties vary within the ranges of 4.3%-21.6% and 15.0%-19.3% (31 December: 2006: 7%-21% and 10%-22%). Various commission rates are applied to transactions involving guarantees and commitments.

(Currency: Thousands of New Turkish Lira (YTL))

3 Related party disclosures (continued)

No impairment losses have been recorded against balances outstanding during the period with related parties and no specific allowance has been made for impairment losses on balances with the related parties at the year-end.

Key management personnel compensation for the six-month period ended 30 June 2007 amounted YTL 41,642 thousands (30 June 2006: YTL 32,118 thousands) on a consolidated basis. Within this total, individual key management expenses of the Bank amounted YTL 27,472 thousands (30 June 2006: YTL 19,158 thousands), of its financial affiliates amounted YTL 14,170 thousands (30 June 2006: YTL 12,960 thousands).

Doğuş Holding AŞ, signed an agreement ("the Agreement") with General Electric (GE) on 24 August 2005 for the sale of 53.550.000.000 shares representing 25.5% of the Bank's issued share capital. According to the terms of the Agreement, certain affiliates, associates and real estates were to be taken over by Doğuş Holding AŞ at a total price of YTL 958 millions calculated based on the consolidated financial statements as of 31 March 2005 of which 50% was paid at the closing date and the remaining to be paid in two equal instalments at the first and second anniversaries. Accordingly, the shares of Voyager Mediterranean Turizm End. ve Tic. AŞ, Sititur Turizm Taşımacılık Org. AŞ, Lasaş Lastik San. ve Tic. AŞ, Doğuş Hava Taşımacılığı AŞ and, Şahintur Şahinler Otelcilik Turizm Yatırım İşletmeleri AŞ as its consolidated affiliate and Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ. having a total book value of YTL 508,432 thousands were sold to Doğuş Holding AŞ at a total sale price of YTL 503,490 thousands in December 2005. Subsequent to the year end 2005, the assets that are categorized as the second group representing certain equity participations, namely Garanti Turizm Yatırım ve İşletmeleri AŞ and Doc Finance SA with a total book value of YTL 31,556 thousands and certain real estates either in use or held for sale having a total book value of YTL 242,261 thousands were altogether sold to Doğuş Holding AŞ on 17 April 2006. YTL 100.000 thousands of the total sale price amounting YTL 273,397 thousands was collected on the date of sale and the remaining are to be collected in two equal instalments, each amounting YTL 86,698.5 thousands, on 22 December 2006 and 24 December 2007. In December 2006, the first installments of the first and second group asset sales were fully collected by the Bank. As of 30 June 2007, the Bank's net receivable from Doğuş Holding AŞ on these sales amounted YTL 213,192 thousands (31 December 2006: YTL 198,329 thousands), which is reflected in "miscellaneous receivables" (Note 9), in the accompanying consolidated financial statements.

The Bank sold a real estate, a building in Maslak, acquired against its impaired assets to Doğuş Holding AŞ on 15 August 2006. US$ 20 millions of the sale price of US$ 32 millions was collected on the date of sale. The remaining US$ 12 millions will be collected at 31 December 2008. Accordingly, a gain of YTL 2,634 thousands on this sale is recorded as of 31 December 2006.

The Bank's two consolidated financial affiliates, having in total 76% ownership in Cappadocia Investments Ltd. with a share capital of GBP 4,700,000 sold their shares in this company before the end of November 2006 with a total book value of YTL 5,298 thousands to a related party. Accordingly, a total loss of YTL 670 thousands is recognized as of 31 December 2006 on this sale.

On 1 December 2006, the Bank sold its 50.98% participation in Garanti Gayrimenkul Yatırım Ortaklığı AŞ, a consolidated affiliate, to Doğuş Holding AŞ and GE Capital Corporation. In the accompanying consolidated financial statements, the Bank incurred a gain of YTL 15,772 thousands on this sale as of 31 December 2006.

(Currency: Thousands of New Turkish Lira (YTL))

4 Cash and balances with central banks

	30 June 2007	*31 December 2006*
Cash at branches	292,322	335,284
Balances with central banks excluding reserve deposits	1,311,576	2,120,881
	1,603,898	2,456,165

5 Financial assets at fair value through profit or loss

	30 June 2007				*31 December 2006*
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments held at fair value:					
Government bonds in YTL	233,942	212,198	14-21	2012	39,709
Bonds issued by foreign institutions	145,900	150,319	9	2013	129,789
Eurobonds	95,280	109,812	5-12	2036	65,488
Bonds issued by corporations	28,314	30,169	21	2011	50,513
Government bonds in foreign currency	27,805	28,980	6-7	2010	63,123
Discounted government bonds in YTL	24,173	20,822	16-19	2009	46,357
Government bonds at floating rates	7,424	8,019	21-23	2014	258
Others		47,577			25,243
		607,896			420,480
Equity and other non-fixed income instruments:					
Forfeiting receivables		606,060			598,928
Listed shares		408			13
Total financial assets at fair value through profit or loss		1,214,364			1,019,421

Income from debt and other instruments held at fair value is reflected in the consolidated income statement as interest on securities. Gains and losses arising on derivative financial instruments and changes in fair value of other trading instruments are reflected in net trading income. Whereas, gains and losses arising from changes in the fair value of cash flow hedges are reflected as a separate component of equity.

Net income from trading of financial assets is detailed in the table below:

	Six-month period ended 30 June 2007	*Three-month period ended 30 June 2007*	*Six-month period ended 30 June 2006*	*Three-month period ended 30 June 2006*
Fixed / floating securities	52,697	7,863	50,375	10,418
Foreign exchange transactions	(3,507)	(4,072)	(3,478)	(5,409)
Derivate transactions	(121,885)	(47,292)	12,802	27,627
Trading income/(loss), net	(72,695)	(43,501)	59,699	32,636

(Currency: Thousands of New Turkish Lira (YTL))

5 Financial assets at fair value through profit or loss (continued)

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to YTL 165,618 thousands (31 December 2006: YTL 133,500 thousands).

As at 30 June 2007, financial assets at fair value through profit or loss amounting of YTL 1,750 thousands are blocked against asset management operation and insurance business related transactions (31 December 2006: YTL 8,017 thousands).

6 Loans and advances to banks

	30 June 2007			*31 December 2006*		
	YTL	*Foreign Currency*	*Total*	*YTL*	*Foreign Currency*	*Total*
Loans and advances-demand						
Domestic banks	2,317	783	3,100	4,972	1,856	6,828
Foreign banks	40,558	143,764	184,322	19,391	130,339	149,730
	42,875	144,547	187,422	24,363	132,195	156,558
Loans and advances-time						
Domestic banks	505,375	866,144	1,371,519	131,825	818,544	950,369
Foreign banks	690,520	1,472,960	2,163,480	96,910	1,320,241	1,417,151
	1,195,895	2,339,104	3,534,999	228,735	2,138,785	2,367,520
Accrued interest on loans and advances	20,464	14,407	34,871	3,252	5,168	8,420
Total loans and advances to banks	1,259,234	2,498,058	3,757,292	256,350	2,276,148	2,532,498
Less: allowance for uncollectibility	-	-	-	-	-	-
Net loans and advances to banks	1,259,234	2,498,058	3,757,292	256,350	2,276,148	2,532,498

As at 30 June 2007, loans and advances-time are almost all short-term, maturing within one year, with interest rates ranging between 1%-13% per annum for foreign currency time placements and 15%-28% per annum for YTL time placements (31 December 2006: 3%-9% and 16%-22%, respectively).

As at 30 June 2007, loans and advances-demand at foreign banks include blocked accounts of YTL 1,248,814 thousands (31 December 2006: YTL 255,541 thousands) held against "Diversified Payment Rights" securitizations, fundings, legal legislations for the branches operating in foreign countries, and insurance business.

(Currency: Thousands of New Turkish Lira (YTL))

7 Loans and advances to customers

Outstanding loans and advances to customers are divided between economic sectors and loan types as follows:

	30 June 2007	*31 December 2006*
Consumer loans	11,681,092	10.183,767
Service sector	2,487,696	2,394,690
Financial institutions	2,283,233	1.604,898
Construction	1,532,313	1,102,000
Textile	1,514,302	1,285,261
Energy	1,496,484	1,456,498
Transportation vehicles and sub-industry	1,394,812	1,123,609
Food	1,392,348	1,459,621
Data processing	1,327,821	758,775
Metal and metal products	1,293,064	1,058,125
Transportation and logistics	1,236,740	1,240,510
Tourism	923,133	747,431
Durable consumption	887,059	496,298
Agriculture and stockbreeding	485,244	485,835
Chemistry and chemical product	478,456	399,382
Machinery and equipments	468,752	379,768
Stone, rock and related products	368,416	231,364
Electronic, optical and medical equipment	342,576	359,050
Mining	272,512	216,172
Paper and paper products	259,469	225,405
Plastic products	236,951	166,803
Others	1,067,360	1,033,685
Total performing loans	33,429,833	28,408,947
Non-performing loans and lease receivables	788,277	657,722
Total gross loans	34,218,110	29,066,669
Financial lease receivables, net of unearned income (Note 8)	1,541,778	1,269,727
Factoring receivables	400,107	402,600
Accrued interest income on loans and lease receivables	579,215	481,219
Allowance for possible losses from loans and lease receivables	(698,833)	(595,024)
Loans and advances to customers	36,040,377	30,625,191

As at 30 June 2007, interest rates on loans granted to customers range between 2%-14% (31 December 2006: 3%-14%) per annum for the foreign currency loans and 14%-27% (31 December 2006: 14%-31%) per annum for the YTL loans.

The factoring payables amounting YTL 178,561 thousands are netted with the same amount of factoring receivables as of 31 December 2006.

The provision for possible losses is comprised of amounts for specifically identified as being impaired and non-performing loans and advances and a further portfolio-basis amount considered adequate to cover the residual inherent risk of loss present in the lending relationships presently performing in accordance with agreements made with borrowers. The

(Currency: Thousands of New Turkish Lira (YTL))

7 Loans and advances to customers (continued)

amount of the portfolio basis allowance is YTL 104,709 thousands (31 December 2006: YTL 85,178 thousands).

Movements in the allowance for possible losses on loans and lease receivables are as follows:

	30 June 2007	*31 December 2006*
Balance at the beginning of the period	595,024	569,141
Write-offs	(20,795)	(109,429)
Recoveries and reversals	(19,316)	(85,988)
Provision for the period	143,920	221,300
Balance at the end of the period	698,833	595,024

Movement in the portfolio basis allowance are as follows:

	30 June 2007	*31 December 2006*
Balance at the beginning of the period	85,178	76,573
Provision for the period, net	19,531	8,605
Balance at the end of the period	104,709	85,178

8 Financial lease receivables

The financial leases typically run for a period of one to five years, with transfer of ownership of the leased asset at the end of the lease term. Interest is charged over the period of the lease.

The receivables are secured by way of the underlying assets. Loans and advances to customers include the following financial lease receivables:

	30 June 2007	*31 December 2006*
Financial lease receivables, net of unearned income (Note 7)	1,541,778	1,269,727
Add: non-performing lease receivables	13,304	13,488
Less: allowance for possible losses on lease receivables	(13,537)	(8,895)
	1,541,545	1,274,320
Accrued interest on lease receivables	19,170	12,548

	30 June 2007	*31 December 2006*
Analysis of net financial lease receivables		
Due within 1 year	835,915	700,208
Due between 1 and 5 years	946,390	778,478
Financial lease receivables, gross	1,782,305	1,478,686
Unearned income	(240,760)	(204,366)
Financial lease receivables, net	1,541,545	1,274,320
Analysis of net financial lease receivables, net		
Due within 1 year	702,902	589,234
Due between 1 and 5 years	838,643	685,086
Financial lease receivables, net	1,541,545	1,274,320

(Currency: Thousands of New Turkish Lira (YTL))

9 Other assets

	30 June 2007	*31 December 2006*
Reserve deposits at the Central Bank of Turkey	3,590,409	2,924,704
Insurance premium receivables	439,922	412,843
Miscellaneous receivables (Note 3)	375,568	356,575
Prepaid expenses, insurance claims and similar items	187,126	140,172
Clearing house	117,707	33,508
Tangible assets held for sale	108,431	115,196
Accrued exchange gain on derivatives	69,591	59,921
Prepaid taxes and taxes and funds to be refunded	17,596	16,000
Others	43,159	51,555
	4,949,509	4,110,474

At 30 June 2007, reserve deposits at the Central Bank of Turkey are kept as minimum reserve requirement. These funds are not available for the daily business of the Bank and its affiliates. As required by the Turkish Banking Law, these reserve deposits are calculated on the basis of customer deposits taken at the rates determined by the Central Bank of Turkey. In accordance with the current legislation, the reserve deposit rates for YTL and foreign currency deposits are 6% and 11%, respectively. These reserve deposit rates are applicable to both time and demand deposits. Interest rates applied for reserve requirements are 13.1% (31 December 2006: 13.1%) for YTL deposits and 2.0%-2.5% (31 December 2006: 1.7%-2.5%) for foreign currency deposits.

YTL 100,963 thousands (31 December 2006: YTL 99,443 thousands) of the tangible assets held for sale is comprised of foreclosed real estate acquired by the Bank against its impaired receivables. Such assets are required to be disposed of within three years following their acquisitions per the Turkish Banking Law. This three year period can be extended by a legal permission from the regulators. In case of real estates held for sale, this requirement is valid only if the legal limit on the size of the real estate portfolio that a bank can maintain is exceeded. Currently, as the Bank is within this legal limit, it is not subject to the above requirement.

The Bank sold a significant part of its tangible assets held for sale to Doğuş Holding AŞ on 17 April 2006 as explained in detail in Note 3.

Impairment losses provided on real estates held for sale were determined based on the appraisals of independent appraisal firms. As of 30 June 2007, real estates held for sale costing YTL 106,729 thousands (31 December 2006: YTL 123,085 thousands) have been impaired by YTL 7,565 thousands (31 December YTL 8,100 thousands).

(Currency: Thousands of New Turkish Lira (YTL))

10 Security investments

	30 June 2007				31 December 2006
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments available-for-sale:					
Government bonds at floating rates	3,566,337	3,896,846	21-23	2014	3,797,572
Discounted government bonds in YTL	2,075,328	1,706,191	16-19	2009	1,725,401
Bonds issued by corporations *(a)*	1,652,144	1,705,868	6-11	2017	1,072,209
Eurobonds	1,531,549	1,698,853	5-12	2036	1,417,448
Government bonds in foreign currency	947,570	977,735	6-11	2010	1,587,007
Government bonds in YTL	264,285	264,884	14-21	2012	54,067
Government bonds indexed to consumer price index	94,155	103,955	10	2012	-
Bonds issued by financial institutions	95,307	97,103	7-12	2012	46,221
Bonds issued by foreign governments	30,136	45,691	6-13	2028	50,465
Others *(b)*		59,678			44,576
Total securities available-for-sale		10,556,804			9,794,966
Debt and other instruments held-to-maturity:					
Government bonds at floating rates	2,699,650	2,838,369	*(c)*	2011	2,782,304
Eurobonds	759,733	824,720	8-12	2030	941,289
Government bonds in YTL	593,241	583,543	14-20	2011	567,896
Discounted government bonds in YTL	491,413	412,148	16	2007	412,148
Bonds issued by foreign governments	130,400	131,429	3	2008	140,978
Bonds issued by corporations	3,822	3,898	8-9	2014	22,263
Other		25,554			46,143
		4,819,661			4,913,021
Accrued interest on held-to-maturity portfolio		258,483			259,604
Total securities held-to-maturity		5,078,144			5,172,625
Total security investments		15,634,948			14,967,591

(a) Bonds issued by corporations include credit linked notes with face value amounting to YTL 1,467,000 thousands (31 December 2006: YTL 871,875 thousands) and carrying value amounting to YTL 1,513,274 thousands (31 December: YTL 897,013 thousands) that are linked to the default risk of the Turkish Government. All bonds issued by corporations are valued at amortized cost since these financial assets are not quoted in an active market. The consolidated factoring affiliate's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of USD 16,535,000 and EUR 1,000,000 (31 December 2006: -) and a total carrying value of USD YTL 23,472 thousands (31 December 2006: -).

(b) In 2006, the Bank recorded 424,159 shares of MasterCard Incorporated at a total nominal value of US$ 42.42 acquired free of charge for its credit card marketing activities on MasterCard. As of 27 July 2006, the Bank sold 250,254 shares of MasterCard Incorporated at a total nominal value of US$ 25.03 amounting to US$ 7,698,964.21. As of 30 June 2007 the Bank recorded 173,905 shares of MasterCard Incorporated at a nominal value of US$ 17.39 and one share of Visa Europe Limited at a nominal value of EUR 10 acquired free of charge for its credit card marketing activities, in its investment securities available-for-sale portfolio.

(c) The interest rates applied on these securities are floating quarterly based on interest rates of government bond bids of the government.

(Currency: Thousands of New Turkish Lira (YTL))

10 Security investments (continued)

Movements in the allowance for security investments are as follows:

	30 June 2007	*31 December 2006*
Balance at the beginning of the period	55,472	34,731
Provision for the period, net	6,979	20,741
Balance at the end of the period	62,451	55,472

Interest income from debt and other fixed- or floating-income instruments is reflected in interest on securities. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to YTL 6,885,418 thousands (31 December 2006: YTL 6,066,007 thousands).

In 2006, the Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio, amounting YTL 2,993,773 thousands with total face value of YTL 2,936,112 thousands to its securities held-to-maturity portfolio. Such securities are included in the securities held-to-maturity portfolio above at their fair values of YTL 3,108,957 thousands as of their reclassification dates. The value increases of such securities amounting YTL 23,083 thousands are recorded under the shareholders' equity and amortized through the income statement up to their maturities as earned.

The following table summarizes securities that were deposited as collaterals with respect to various banking transactions:

	30 June 2007		*31 December 2006*	
	Face Value	*Carrying value*	*Face Value*	*Carrying value*
Deposited at Istanbul Stock Exchange	5,101,294	5,235,042	4,155,068	4,045,302
Collateralized to foreign banks	2,244,475	2,421,131	2,503,622	2,740,629
Deposited at CBT for interbank transactions	565,080	581,616	594,050	615,547
Deposited at CBT for repurchase transactions	79,654	70,113	83,553	78,555
Deposited at Clearing Bank (Takasbank)	65,876	60,109	42,223	41,627
Deposited at CBT for foreign currency money market transactions	19,560	20,347	13,950	14,468
Others		40,671		45,452
		8,429,029		7,581,580

11 Investments in equity participations

	30 June 2007		31 December 2006	
	Carrying Value	*Ownership %*	*Carrying Value*	*Ownership %*
Investments in associated companies				
Garanti Sigorta AŞ	24,913	20.00	-	-
İMKB Takasbank AŞ	11,915	5.83	11,915	5.83
Others	7,935		7,580	
	44,763		19,495	

As discussed in more detail in Note 29, 80% shares of a previously consolidated affiliate, Garanti Sigorta AŞ, owned by the Bank are sold to Eureko BV on 21 June 2006. After the sale, the remaining 20% is reclassified to investments in equity participations and accounted under equity method of accounting.

The Bank's two consolidated financial affiliates, having together a total 76% ownership in Cappadocia Investments Ltd. with a share capital of GBP 4,700,000, sold their shares in this company before the end of November 2006 with a total book value of YTL 5,298 thousands to a related party. Accordingly a total of YTL 670 thousands loss is recognized as of 31 December 2006 in the accompanying consolidated financial statemets on this sale.

As discussed in more detail in Note 3, in accordance with the Agreement signed between Doğuş Holding AŞ and GE on 24 August 2005 for the sale of 53,550,000,000 shares representing 25.5% of the Bank's issued share capital, certain equity participations that are categorized in the second group of the agreement, namely Garanti Turizm Yatırım ve İşletmeleri AŞ and Doc Finance SA with a total book value of YTL 31,556 thousands were also sold to Doğuş Holding AŞ on 17 April 2006.

On 1 March 2006, the Bank participated in Gelişen İşletmeler Piyasaları AŞ by 5% for YTL 500 thousands of which YTL 250 thousands was paid.

İMKB Takasbank AŞ and other equity participations do not have a quoted market price in an active market and other methods of reasonably estimating their values would be inappropriate and impracticable, accordingly they are stated at cost, restated for the effects of inflation in YTL units current at 31 December 2005.

Impairment losses of YTL 1,024 thousands as of 30 June 2006 (30 June 2007: -) are provided for the decreases in the value of certain investments in equity participations. Accordingly, the cumulative provisions for such impairment losses amounted to YTL 3,931 thousands as of 30 June 2007 (31 December 2006 : YTL 3,931 thousands).

(Currency: Thousands of New Turkish Lira (YTL))

12 Tangible assets

Movement in tangible assets from 1 January to 30 June 2007 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*30 June*
Costs					
Land and buildings	1,061,922	12,190	(2,626)	(15,435)	1,056,051
Furniture, fixture and equipments	1,105,376	73,540	(623)	(133,363)	1,044,930
Leasehold improvements	214,480	22,301	(338)	(14,702)	221,741
	2,381,778	108,031	(3,587)	(163,500)	2,322,722
Less: Accumulated depreciation					
Buildings	210,477	11,321	(262)	(1,702)	219,834
Furniture, fixture and equipments	843,754	62,893	(406)	(126,874)	779,367
Leasehold improvements	137,258	12,585	(195)	(10,627)	139,021
	1,191,489	86,799	(863)	(139,203)	1,138,222
Construction in progress	7,335	1,558 *(a)*	-		8,893
	1,197,624	22,790	(2,724)		1,193,393
Impairment in value of tangible assets	(118,375)				(113,026)
	1,079,249				1,080,367

Movement in tangible assets from 1 January to 31 December 2006 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*31 December*
Costs					
Land and buildings	1,166,780	18,096	8,275	(131,229)	1,061,922
Furniture, fixture and equipments	1,097,093	82,927	2,171	(76,815)	1,105,376
Leasehold improvements	146,735	73,079	1,602	(6,936)	214,480
	2,410,608	174,102	12,048	(214,980)	2,381,778
Less: Accumulated depreciation					
Buildings	195,105	22,025	418	(7,071)	210,477
Furniture, fixture and equipments	796,939	100,861	1,138	(55,184)	843,754
Leasehold improvements	94,559	45,638	517	(3,456)	137,258
	1,086,603	168,524	2,073	(65,711)	1,191,489
Construction in progress	22,001		-	(14,666) *(a)*	7,335
	1,346,006		9,975	(163,935)	1,197,624
Impairment in value of tangible assets	(126,593)				(118,375)
	1,219,413				1,079,249

(a) Additions to and transfers from "construction in progress" are given as net.

(Currency: Thousands of New Turkish Lira (YTL))

12 Tangible assets (continued)

A portion of the disposals during the six-month period of 2007 amounting to YTL 14,099 thousands represented the tangible assets of the consolidated affiliate that is recorded under equity method of accounting in the accompanying consolidated financial statements as of 30 June 2007 following the sale of 80% ownership in this company by the Bank in June 2007 as discussed in more detail in Note 29.

A significant portion of the disposals during the year 2006 amounting to YTL 108,087 thousands mainly represented the tangible assets of a consolidated affiliate that was sold in December 2006.

Depreciation expense for the six-month period ended and the three-month period ended 30 June 2007 amounts to YTL 86,799 thousands and YTL 45,535 thousands respectively (the six-month period ended 30 June 2006: YTL 82,820 thousands and the three-month period ended 30 June 2006: YTL 41,522 thousands).

Assessment of the independent appraiser firms have been taken into consideration in the determination of the impairment losses provided for land and buildings. As of 30 June 2007, land and buildings at a total net book value before impairment of YTL 408,541 thousands (31 December 2006: YTL 427,838 thousands) have been impaired by YTL 113,026 thousands (31 December 2006: YTL 118,375 thousands).

13 Goodwill

As of 30 June 2007, goodwill arises from the direct acquisitions of 100.00% ownership in Garanti Yatırım Menkul Kıymetler AŞ, 98.94% ownership in Garanti Finansal Kiralama AŞ, 84.91% ownership in Garanti Emeklilik ve Hayat AŞ, 81.84% ownership in Garanti Faktoring Hizmetleri AŞ and 20.00% ownership in Garanti Sigorta AŞ consisting of the excesses of the total acquisition costs over net assets of these consolidated entities at the dates of their acquisition as follows:

	30 June 2007	*31 December 2006*
Garanti Yatırım Menkul Kıymetler AŞ	20,984	20,984
Garanti Finans Faktoring Hizmetleri AŞ	6,697	6,697
Garanti Finansal Kiralama AŞ	5,233	5,233
Garanti Sigorta AŞ	222	1,099
Garanti Emeklilik ve Hayat AŞ	34	38
	33,170	34,051
Impairment of goodwill	-	-
	33,170	34,051

Impairment losses are provided for decrease in the net asset value of the consolidated entities by assessing their internal and external resources.

(Currency: Thousands of New Turkish Lira (YTL))

14 Deposits from banks

Deposits from banks comprise the following:

	30 June 2007	*31 December 2006*
Payable on demand	403,958	310,970
Term deposits	1,775,518	1,250,815
	2,179,476	1,561,785
Accrued interest on deposits from banks	31,996	11,945
	2,211,472	1,573,730

Deposits from banks include both YTL accounts amounting YTL 1,189,126 thousands (31 December 2006: YTL 705,482 thousands) and foreign currency accounts amounting YTL 990,350 thousands (31 December 2006: YTL 856,303 thousands) in total. As at 30 June 2007, interest rates applicable to YTL bank deposits and foreign currency bank deposits vary within ranges of 17%-19% and 2%-7% (31 December 2006: 14%-23% and 2%-7%), respectively.

15 Deposits from customers

Deposits from customers comprise the following:

	30 June 2007			*31 December 2006*
	Demand	*Time*	*Total*	*Total*
Foreign currency	5,351,618	14,537,601	19,889,219	18,567,949
Saving	1,000,389	9,718,548	10,718,937	9,062,046
Commercial	1,426,354	2,829,135	4,255,489	4,034,746
Public and other	247,660	131,528	379,188	461,590
	8,026,021	27,216,812	35,242,833	32,126,331
Accrued interest expense on deposits from customers	13,683	179,102	192,785	168,226
	8,039,704	27,395,914	35,435,618	32,294,557

As at 30 June 2007, interest rates applicable to YTL deposits and foreign currency deposits vary within ranges of 11%-20% and 1%-9% (31 December 2006: 11%-22% and 1%-11%), respectively.

As at 30 June 2007, subordinated deposits obtained by the consolidated banking affiliate in Netherlands amounting YTL 84,670 thousands (31 December 2006: YTL 88,217 thousands) are included in foreign currency time deposits.

16 Obligations under repurchase agreements

The Bank and its affiliates raise funds by selling financial instruments under agreements to repay the funds by repurchasing the instruments at future dates at the same price plus interest at a predetermined rate. Repurchase agreements are commonly used as a tool for short-term financing of interest-bearing assets, depending on the prevailing interest rates.

(Currency: Thousands of New Turkish Lira (YTL))

16 Obligations under repurchase agreements (continued)

Assets sold under repurchase agreements comprise the following:

	Carrying value	*Fair value of underlying assets*	*Carrying amount of corresponding liabilities*	*Range of repurchase dates*	*Repurchase price*
30 June 2007					
Financial assets at fair value through profit or loss	165,618	165,618	151,139	Sep'07-Dec'08	155,439
Security investments	6,885,418	6,846,823	5,903,455	Jul'07-Feb'11	5,950,206
	7,051,036	7,012,441	6,054,594		6,105,645
31 December 2006					
Financial assets at fair value through profit or loss	133,500	133,500	120,815	Jan'07-Dec'08	127,240
Security investments	6,066,007	6,065,690	5,174,727	Jan'07-Feb'11	5,232,163
	6,199,507	6,199,190	5,295,542		5,359,403

Accrued interest on obligations under repurchase agreements amounting to YTL 119,216 thousands (31 December 2006: YTL 75,536 thousands) is included in the carrying amount of corresponding liabilities.

In general the carrying values of such assets are more than the corresponding liabilities due to the margins set between parties, since such funding is raised against assets collateralized.

The proceeds from the sale of securities under repurchase agreements are treated as liabilities and recorded as obligations under repurchase agreements. As at 30 June 2007, the maturities of the obligations varied from one day to four years and interest rates varied between 4%-19% (31 December 2006: 3%-19%).

17 Loans and advances from banks

Loans and advances from banks comprise the following:

	30 June 2007	*31 December 2006*
Short-term borrowings		
Domestic banks	589,953	583,132
Foreign banks	1,847,978	2,402,850
	2,437,931	2,985,982
Long-term debts		
Short-term portion	1,475,470	838,385
Medium and long-term portion	6,812,410	5,720,056
	8,287,880	6,558,441
Accrued interest on loans and advances from banks	158,907	105,347
	10,884,718	9,649,770

As at 30 June 2007, loans and advances from banks included various promissory notes amounting to YTL 1,139,327 thousands in total with latest maturity of 2008 (31 December 2006: YTL 871,597 thousands with latest maturity of 2008), of which YTL 413,985 thousands (31 December 2006:YTL 265,190 thousands) are classified under long-term debts.

(Currency: Thousands of New Turkish Lira (YTL))

17 Loans and advances from banks (continued)

As at 30 June 2007, short-term borrowings included one-year syndicated facility to finance pre-export contracts of the Bank's corporate customers with a total amount of EUR 600 millions (equivalent of YTL 1,057,620 thousands) with a rate of Euribor+0.475% per annum as signed with 43 banks.

Long-term debts comprise the following:

	30 June 2007					31 December 2006
	Interest rate%	*Latest Maturity*	*Amount in original currency*	*Short term portion*	*Medium and long term portion*	*Medium and long term debts*
Sydicated club-term loan facility	5.8	2008	US$ 700 mio	-	909,874	976,500
DPR Securitisation-IV	5.8-6.4	2013	US$ 600 mio	-	780,211	834,622
DPR Securitisation-V	5.5-6.3	2013	US$ 525 mio	13,531	669,600	730,784
Subordinated debt	6.95	2017	US$ 500 mio	-	649,773	-
DPR Securitisation-VI	3.9	2011	EUR 300 mio	-	528,055	550,463
DPR Securitisation-VII	6.3	2016	US$ 400 mio	-	521,115	557,487
DPR Securitisation-VIII	5.6	2017	US$ 350 mio	-	455,940	-
DPR Securitisation-III	5.6	2013	US$ 300 mio	-	390,128	417,336
DPR Securitisation-VI	6.2	2013	US$ 300 mio	58,548	331,891	417,674
DPR Securitisation-VI	5.5	2016	US$ 225 mio	-	292,745	313,182
DPR Securitisation-VII	6.2	2014	US$ 100 mio	-	130,269	139,358
DPR Securitisation-VIII	5.6	2017	US$ 100 mio	-	130,269	-
DPR Securitisation-VIII	5.6	2017	US$ 100 mio	-	130,269	-
DPR Securitisation-VIII	6.2	2015	US$ 50 mio	-	65,134	-
Syndication debt	5.8	2008	US$ 250 mio	326,305	-	116,281
Others				1,077,086	827,137	666,369
				1,475,470	6,812,410	5,720,056

On 28 June 2007, the Bank obtained a securitization (the "DPR Securitization-VIII") transaction by issuance of certificates: three tranches of US$ 550 millions with 10 years maturity and a tranche of US$ 50 millions with 8 years maturity.

On 5 February 2007, the Bank obtained a 10-year subordinated fixed-rate notes of US$500 millions due February 2017 with a repayment option for the Bank at the end of the fifth year. The fixed rate notes with Political Risk Insurance provided by Steadfast (a subsidiary of Zurich American Insurance Company) received a rating of Baa1 by Moody's Investors Service and priced at par to yield 6.95% to investors (20.7 bps over comparable US Treasuries).

In December 2006, the Bank completed a securitization (the "DPR Securitization-VII") transaction by issuance of certificates: US$ 400 millions tranche with a maturity of 10 years and US$ 100 millions tranche with a maturity of 8 years. Both of the series were issued on an unwrapped basis.

In November 2006, the Bank signed a two year syndicated club term-loan facility amounting to US$ 700 millions as signed with 34 banks including 23 mandated lead arrangers.

17 Loans and advances from banks (continued)

In May 2006, the Bank completed a securitization (the "DPR Securitization-VI") transaction by issuance of certificates: Euro 300 millions with a guarentee issued by MBIA Insurance Corp. with maturity of 5 years, US$ 300 millions with no financial guarantee and a maturity of 7 years and US$ 225 millions with a guarantee issued by Ambac Assurance Corp. with maturity of 10 years.

One of the banking affiliates of the Bank obtained a two-year syndication loan amounting US$ 250 millions in March 2006 as signed with 25 banks.

In November 2005, the Bank completed a securitization (the "DPR Securitization-V") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by CIFG Inc. with a maturity of 7 years, US$ 250 millions with a guarantee issued by XL Capital Assurance with a maturity of 8 years and US$ 125 millions with no financial guarantee and a maturity of 8 years.

In September 2005, the Bank completed a securitization (the "DPR Securitisation-IV") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by Financial Guaranty Insurance Corp. with a final maturity of 7 years, US$ 150 millions with a guarantee issued by Financial Security Assurance with a final maturity of 8 years, US$ 165 millions with a financial guarantee issued by Assured Guaranty Corp. with a final maturity of 8 years, US$ 110 millions with a financial guarantee issued by Radian Asset Assurance Inc. with a final maturity of 7 years, US$ 25 millions with no financial guarantee and a final maturity of 7 years.

In May 2005, the Bank completed a securitization (the "DPR Securitisation-III") transaction by issuance of certificate: US$ 300 millions with a guarantee issued by MBIA Insurance Corp., a final maturity of 8 years.

The DPR securitizes the Bank's payment orders created via SWIFT MT 103 or similar payment orders in terms of US Dollar, Euro and GBP accepted as derived primarily from the Bank's trade finance and other corporate businesses and paid through foreign depository banks.

18 Bonds payable

Bonds payable comprise of the following:

	30 June 2007				*31 December 2006*
	Amount in original currency in millions	*Maturity*	*Interest rates %*	*Carrying value*	*Carrying value*
Subordinated debt	EUR 30	2016	Euribor+1.57	52,881	55,131
Accrued interest on bonds payable				17	24
				52,898	55,155

On 29 September 2006, one of the Bank's affiliates issued its first FRN for EUR 30 millions, Euro-denominated lower tier-2 capital, priced at 99.30, arranged by Deutsche Bank and traded on the alternative market in Frankfurt.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation

In Turkey, corporate income tax is levied at the rate of 20% on the statutory corporate income tax base, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the years 2007 and 2006. This rate was 30% for the year 2005. In accordance with Article No. 32 of the new Corporate Tax Law No. 5520 published in the Official Gazette No. 26205 dated 21 June 2006, corporate tax rate is reduced from 30% to 20%. Accordingly, effective from 1 January 2006, statutory income is subject to corporate tax at 20%.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, increased to 15% from 10%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from prior years. There is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns within four months following the end of the accounting year to which they relate. Tax returns and accounting records are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit the tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

In Netherlands, corporate income tax is levied at the rate of 25.5% (31 December 2006: 29.6%) on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the year 2006. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward to offset against future taxable income for an unlimited number of years. Tax losses can be carried back to three prior years. Companies must file their tax returns within six months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assesment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 40% over the local taxable income of Germany branch and 16% over the local taxable income of Romania branch.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

In Turkey, the tax legislation does not permit a parent company and its affiliates to file a consolidated tax return. Therefore, the taxation charge, as reflected in the accompanying consolidated financial statements, represents the total amount of the taxation charge of each affiliate.

The total provision for taxes on income is different than the amount computed by applying the Turkish statutory tax rate to income before provision for taxes as shown in the following reconciliation:

	30 June 2007	*%*	*30 June 2006*	*%*
Taxes on income per statutory tax rate	356,802	20.00	136,044	20.00
Income items exempt from tax	(125,107)	(7.01)	(3,501)	(0.51)
Disallowable expenses	5,420	0.30	13,838	2.03
Reversal of valuation allowance	-	-	(62,335)	(9.16)
Effect of change in legal tax rate	-	-	44,755	6.58
Others	7,358	0.41	3,092	0.45
	244,473	13.70	131,893	19.39
Taxation charge				

The taxation charge is comprised of the following:

	For the six-month period ended	
	30 June 2007	*30 June 2006*
Current taxes	276,558	79,369
Deferred taxes	(32,085)	52,524
Taxation charge	244,473	131,893

The current taxes payable on income are comprised of the following:

	30 June 2007	*31 December 2006*
Provision for current taxes payable on income	244,473	283,945
Less: Prepaid corporate taxes	(93,596)	(161,772)
Add/(less): Deferred taxes	32,085	5,849
Current tax liability	182,962	128,022

In accordance with the related regulation for prepaid taxes on income, such advance payments during the year are being deducted from the final tax liability for the year. Accordingly, the taxation charge on income is not equal to the final tax liability appearing on the balance sheet.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

Income tax liability recognised directly in equity is as follows:

	30 June 2007	*31 December 2006*
Revaluation of available-for-sale assets	9,716	10,494
Hedging reserve	543	787
	10,259	11,281

Deferred tax asset and liabilities are attributable to the items detailed in the table below:

	30 June 2007	*31 December 2006*
Deferred tax asset		
Impairment losses on loans	38,481	27,472
Impairment of investments in associated companies and tangible assets	27,919	28,344
Short-term employee benefits	22,310	19,080
Valuation difference on financial assets and liabilities	20,308	(9,447)
Reserve for employee severance indemnity	8,596	7,213
Accruals on credit card rewards	8,372	9,210
Discount on miscellaneous receivables	2,044	3,363
Pro-rata basis depreciation expenses	(10,327)	(10,922)
Others, net	(13,514)	(4,218)
Total deferred tax asset	104,189	70,095
Deferred tax liability		
Total deferred tax liability	3,107	1,108

As of 30 June 2007, there are not any deferred tax assets and liabilities that have not been recognized in the accompanying consolidated financial statements.

Movements in deferred tax assets and liabilities are detailed in the table below:

	Opening Balance	*Recognized in income statement*	*Recognized in equity*	*Closing balance*
30 June 2007				
Impairment losses on loans	27,472	11,009	-	38,481
Impairment of investments in associated companies and tangible assets	28,344	(425)	-	27,919
Short-term employee benefits	19,080	3,230	-	22,310
Accruals on credit card rewards	9,210	(838)	-	8,372
Reserve for employee severance indemnity	7,213	1,383	-	8,596
Discount on miscellaneous receivables	3,363	(1,319)	-	2,044
Valuation difference on financial assets and liabilities	(9,447)	29,745	10	20,308
Pro-rata basis depreciation expenses	(10,922)	595	-	(10,327)
Other	(5,326)	(11,295)	-	(16,621)
Net deferred tax asset	68,987	32,085	10	101,082

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

	Opening Balance	*Recognized in income statement*	*Recognized in equity*	*Closing balance*
31 December 2006				
Impairment losses on loans	27,040	432	-	27,472
Impairment of investments in associated companies and tangible assets	33,361	(5,017)	-	28,344
Short-term employee benefits	10,361	8,719	-	19,080
Accruals on credit card rewards	11,086	(1,876)	-	9,210
Reserve for employee severance indemnity	8,545	(1,332)	-	7,213
Discount on miscellaneous receivables	6,458	(3,095)	-	3,363
Valuation difference on financial assets and liabilities	(1,632)	10,197	(18,012)	(9,447)
Pro-rata basis depreciation expenses	(12,697)	1,775	-	(10,922)
Other	(1,372)	(3,954)	-	(5,326)
Net deferred tax asset	81,150	5,849	(18,012)	68,987

Tax-related contingent asset

The monetary losses amounting YTL 712,872 thousands incurred by the Bank in the 2001 financial year as a result of the inflation accounting applied in compliance with the Temporary article no.4 added to the Banks Law no.4389 through the Law no.4743, were net off with extraordinary reserves, legal reserves and capital reserves from inflation adjustments to equity items. As per the Temporary article no. 4/13 of the same Law and the statements of the reiterated article 14/1a of the Corporate Tax Law no.5422, these losses have not been taking into account in the tax returns of the year 2001 and subsequent years, whereas such losses should have been deducted from the taxable income. Accordingly, the tax returns were submitted with a condition stating that such losses should have been deducted and the Bank may appeal to the tax court for the tax return. Following the rejection of this condition by the tax office, the Bank appealed to the tax court for the corporate tax return of the year 2004 and the temporary tax periods of the year 2005 and the tax court decided in favour of the Bank. However, as of the reporting date, the judgement process continues.

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses

The principal components of other liabilities and accrued expenses are as follows:

	30 June 2007	*31 December 2006*
Blocked accounts against expenditures of card holders	1,541,486	1,212,143
Accrued exchange losses on derivatives	501,583	259,545
Payables to insurance and reinsurance companies relating to insurance business	439,097	344,532
Expense accruals	176,364	159,496
Transfer orders	139,174	371,160
Insurance business related provisions	102,632	206,744
Withholding taxes	88,899	76,069
Payables to suppliers relating to financial lease activities	79,508	53,502
Blocked accounts	68,326	64,400
Miscellaneous payables	44,810	47,599
Reserve for employee severance indemnity	41,983	38,280
General provision for non-cash loans	27,205	21,038
Unearned income	26,134	10,017
Others	95,376	111,417
	3,372,577	2,975,942

The factoring payables amounting YTL 178,561 thousands are netted with the same amount of factoring receivables as of 31 December 2006.

Insurance business related provisions are detailed in the table below:

	30 June 2007	*31 December 2006*		
	Garanti Emeklilik AŞ	*Garanti Sigorta AŞ*	*Garanti Emeklilik AŞ*	*Total*
Reserve for unearned premiums, net	24,645	83,254	17,837	101,091
Gross	*26,486*	*180,045*	*19,205*	*199,250*
Reinsurers' share	*(1,841)*	*(94,291)*	*(1,368)*	*(95,659)*
Deferred commission – net		*(2,500)*	-	*(2,500)*
Provision for claims, net	3,689	33,364	2,967	36,331
Gross	*3,825*	*84,260*	*4,225*	*88,485*
Reinsurers' share	*(136)*	*(50,896)*	*(1,258)*	*(52,154)*
Life mathematical reserves	74,298	-	69,322	69,322
	102,632	116,618	90,126	206,744

Movement in the reserve for employee severance indemnity is as follows:

	30 June 2007	*31 December 2006*
Balance, beginning of the period	38,280	32,860
Effects of change in actuarial assumptions	-	(3,605)
Disposal due to sale of consolidated affiliates	(592)	(111)
Payments during the period	(3,630)	(7,173)
Provision for the period	7,925	16,309
Balance, end of the period	41,983	38,280

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

Movement in the general provision for non-cash loans are as follows:

	30 June 2007	*31 December 2006*
Balance, beginning of the period	21,038	16,587
Provision for the period	6,167	4,451
Balance, end of the period	27,205	21,038

21 Shareholders' equity

The authorized nominal share captial of the Bank amounted to YTL 2,100,000 thousands as of 30 June 2007.

According to the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

Doğuş Holding AŞ, signed an Agreement with GE on 24 August 2005 for the sale of 53.550.000.000 shares representing 25.5% of the Bank's issued share capital. Subsequent to receiving the necessary permission from BRSA, the transfer of the Bank's shares with nominal value of YTL 535,500 thousands representing 25.5% of the Bank's issued share capital and 182 of the founder shares from Doğuş Holding AŞ to GE Araştırma ve Müşavirlik Limited Şti., an investee company of GE Capital Corporation incorporated in Turkey, has been completed on 22 December 2005. Accordingly, on 22 December 2005 GE Araştırma ve Müşavirlik Limited Şti. made a total cash payment of US$ 1,805,500 thousands to Doğuş Holding AŞ to purchase the shares of the Bank (having a nominal value of YTL 535,500 thousands) for US$ 1,555,500 thousands and to purchase the Bank's 182 of the founder shares for US$ 250,000 thousands. Subsequent to this sale in December 2005, a call was made to the Bank's minority shareholders by GE according to the paragraph 17 of the Article IV no.8 "Principles on Voting by Proxy at General Assembly and Gathering Proxy or Common Stock through Calls for Quoted Companies" of the Turkish Capital Market Board, starting from 27 March 2006 to purchase the shares with a total face value of YTL 1,564,500 at a price of YTL 3.90 per share from the minority shareholders. The call period ended on 10 April 2006 and the minority shareholders responded to this call by selling 6,249.49 shares with a face value of YTL 1 each. Accordingly, the shares owned by GE Araştırma ve Müşavirlik Limited Şti. increased to YTL 535,506 thousands.

As per the resolution of the Board of Directors on 17 April 2007, the Bank started paying dividends amounting YTL 105,000 thousands to the ordinary share holders, YTL 76,213 thousands to the owners of the founder shares and YTL 38,106 thousands to the top management and employees as of 24 April 2007.

The reserves include legal reserves amounting to YTL 173,003 thousands in total which are generated by annual appropriations amounting to 5% of the statutory income of the Bank and its affiliates until such reserves reach 20% of paid-in share capital (first legal reserves). Without limit, a further 10% of dividend distributions in excess of 5% of paid-in share capital appropriated to generate the legal reserves (second legal reserves). The legal reserves are restricted and are not available for distribution as dividends unless they exceed 50% of the share capital.

(Currency: Thousands of New Turkish Lira (YTL))

21 Shareholders' equity (continued)

As at 30 June 2007 net minority interest amounts to YTL 19,736 thousands (31 December 2006: YTL 7,845 thousands). Minority interest is detailed as follows:

	30 June 2007	*31 December 2006*
Capital and other reserves	13,653	5,642
Retained earnings	1,780	959
Current period net income	4,303	1,244
	19,736	7,845

Revaluation of available-for-sale assets is detailed as follows:

	30 June 2007	*31 December 2006*
Balance at the beginning of the period	122,562	162,522
Net gains/(losses) from changes in fair value	15,799	(13,907)
Related deferred and current income taxes	(6,239)	16,457
Net (gains)/losses transferred to the income statement on disposal and impairment	(3,463)	(59,074)
Related deferred and current income taxes	693	16,564
Balance at the end of the period	129,352	122,562

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of liabilities amounting YTL 11,003 thousands that hedges the Bank's net investment in foreign operations. The financial liabilities designated as hedging instrument amount to EUR 136,883,575 and US$ 28,274,282. The hedging relation is effective in achieving offsetting the changes in foreign currencies attributable to hedged item due to changes in foreign currency rates.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred (see Note 24 for the details).

22 Fair value information

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation and best evidenced by a quoted market price.

(Currency: Thousands of New Turkish Lira (YTL))

22 Fair value information (continued)

The estimated fair values of financial instruments have been determined using available market information by the Bank, and where it exists, appropriate valuation methodologies. However, judgment is necessary required to interpret market data to determine the estimated fair value. Turkey has shown signs of an emerging market and has experienced a significant decline in the volume of activity in its financial market. While management has used available market information in estimating the fair values of financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

Management has estimated that the fair value of certain financial assets and liabilities are not materially different than their recorded values except for those of loans and advances to customers and security investments. These financial assets and liabilities include loans and advances to banks, obligations under repurchase agreements, loans and advances from banks, and other short-term assets and liabilities that are of a contractual nature. Management believes that the carrying amount of these particular financial assets and liabilities approximates their fair value, partially due to the fact that it is practice to renegotiate interest rates to reflect current market conditions.

Fair value of loans and advances to customers is YTL 36,171,014 thousands (31 December 2006: YTL 30,458,277 thousands), whereas the carrying amount is YTL 36,040,377 thousands (31 December 2006: YTL 30,625,191 thousands) in the accompanying consolidated balance sheet as at 30 June 2007.

Fair value of security investments is YTL 15,598,361 thousands (31 December 2006: YTL 14,904,559 thousands), whereas the carrying amount is YTL 15,634,948 thousands (31 December 2006: YTL 14,967,591 thousands) in the accompanying consolidated balance sheet as at 30 June 2007.

23 Commitments and contingencies

In the ordinary course of business, the Bank and its affiliates undertake various commitments and incur certain contingent liabilities that are not presented in the accompanying consolidated financial statements, including letters of guarantee, acceptance credits and letters of credit. Commitments and contingent liabilities comprise the following:

	30 June 2007	*31 December 2006*
Letters of guarantee	8,367,097	7,358,910
Letters of credit	2,808,777	2,485,822
Acceptance credits	140,288	143,541
Other guarantees and endorsements	228,964	59,103
	11,545,126	10,047,376

As at 30 June 2007, commitment for uncalled capital of affiliated companies amounts approximately to YTL 250 thousands (31 December 2006: YTL 250 thousands).

As at 30 June 2007, commitments for unused credit limits for credit cards, overdrafts, cheques and loans to customers amount approximately to YTL 13,204,174 thousands (31 December 2006: YTL 11,124,896 thousands) in total.

The total face values of commitments for "credit linked notes" amount to USD 652,850,000 and EUR 3,000,000 as of 30 June 2007 (31 December 2006: USD 625,000,000).

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

As at 30 June 2007, commitment for purchase and sale of foreign currencies under spot, forwards, swaps, future rate agreements, options and forward agreements for gold trading amounts to YTL 12,102,161 thousands (31 December 2006: YTL 8,451,719 thousands), approximately 93% of which are due within a year.

The breakdown of outstanding commitments arising from derivatives is presented as follows:

	30 June 2007		*31 December 2006*	
	Purchases	*Sales*	*Purchases*	*Sales*
Forward agreements for customer dealing activities	185,021	316,105	240,022	139,652
Currency swap agreements for customer dealing activities	215,677	116,511	184,544	63,134
Options for customer dealing activities	276,862	130,348	35,657	45,521
Forward agreements for hedging purposes	354,057	381,960	93,122	244,066
Currency swap agreements for hedging purposes	1,974,208	5,007,058	2,361,287	3,780,631
Interest rate swap agreements	14,519	20,341	5,516	12,747
Interest rate and foreign currency options	1,218,269	1,023,424	581,173	308,020
Forward rate agreements, foreign currency and interest rate futures	73,936	253,311	99,530	66,583
Forward agreements for gold trading	10,860	29,485	16,799	15,299
Spot foreign currency transactions	157,932	342,277	60,201	98,215
	4,481,341	7,620,820	3,677,851	4,773,868

The following tables summarize the contractual amounts of the forward, swap, futures and options contracts, with details of remaining periods to maturity. Foreign currency amounts are translated at rates ruling at the balance sheet date. Monetary items denominated in foreign currencies are economically hedged using foreign currency derivative contracts. All gains and losses on foreign currency contracts are recognized in the income statement, except for contracts of cash flow hedges as stated above. At 30 June 2007, approximately 106% of the net consolidated balance sheet foreign currency open position was hedged through the use of foreign currency contracts (31 December 2006: 106%).

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

	Notional amount with remaining life of					
At 30 June 2007	*Up to 1 month*	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*over 1 year*	*Total*
Interest Rate Derivatives						
Forward rate agreements	-	-	-	39,156	-	39,156
Purchases	-	-	-	*19,578*	-	*19,578*
Sales	-	-	-	*19,578*	-	*19,578*
Interest rate swaps	14,918	8,615	2,121	5,716	3,490	34,860
Purchases	*9,441*	-	*475*	*2,858*	*1,745*	*14,519*
Sales	*5,477*	*8,615*	*1,646*	*2,858*	*1,745*	*20,341*
Interest rate futures	-	181,944	2,543	-	-	184,487
Purchases	-	*37,715*	*2,164*	-	-	*39,879*
Sales	-	*144,229*	*379*	-	-	*144,608*
Currency Derivatives						
Spot exchange contracts	500,209	-	-	-	-	500,209
Purchases	*157,932*	-	-	-	-	*157,932*
Sales	*342,277*	-	-	-	-	*342,277*
Forward exchange contracts	953,347	145,811	106,502	27,571	3,912	1,237,143
Purchases	*421,766*	*55,012*	*45,013*	*13,375*	*3,912*	*539,078*
Sales	*531,581*	*90,799*	*61,489*	*14,196*	-	*698,065*
Currency/cross currency swaps	3,253,597	2,144,292	348,735	765,163	801,667	7,313,454
Purchases	*1,079,928*	*788,472*	*221,698*	*32,600*	*67,187*	*2,189,885*
Sales	*2,173,669*	*1,355,820*	*127,037*	*732,563*	*734,480*	*5,123,569*
Options	1,343,930	423,386	286,403	535,180	60,004	2,648,903
Purchases	*752,848*	*237,705*	*165,958*	*289,058*	*49,562*	*1,495,131*
Sales	*591,082*	*185,681*	*120,445*	*246,122*	*10,442*	*1,153,772*
Foreign currency futures	-	93,038	6,737	3,829	-	103,604
Purchases	-	*13,766*	*213*	*500*	-	*14,479*
Sale	-	*79,272*	*6,524*	*3,329*	-	*89,125*
Other foreign exchange contracts	40,345	-	-	-	-	40,345
Purchases	*10,860*	-	-	-	-	*10,860*
Sale	*29,485*	-	-	-	-	*29,485*
Subtotal Purchases	2,432,775	1,132,670	435,521	357,969	122,406	4,481,341
Subtotal Sales	3,673,571	1,864,416	317,520	1,018,646	746,667	7,620,820
Total of Transactions	6,106,346	2,997,086	753,041	1,376,615	869,073	12,102,161

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

	Notional amount with remaining life of					
At 31 December 2006	*Up to 1 month*	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*over 1 year*	*Total*
Interest Rate Derivatives						
Forward rate agreements	-	-	-	69,768	-	69,768
Purchases	-	-	-	*69,768*	-	*69,768*
Sales	-	-	-	-	-	-
Interest rate swaps	12,662	172	-	508	4,921	18,263
Purchases	-	*87*	-	*508*	*4,921*	*5,516*
Sales	*12,662*	*85*	-	-	-	*12,747*
Interest rate futures	-	9,300	1,815	-	-	11,115
Purchases	-	*3,747*	*1,481*	-	-	*5,228*
Sales	-	*5,553*	*334*	-	-	*5,887*
Currency Derivatives						
Spot exchange contracts	158,416	-	-	-	-	158,416
Purchases	*60,201*	-	-	-	-	*60,201*
Sales	*98,215*	-	-	-	-	*98,215*
Forward exchange contracts	561,981	110,468	28,770	10,428	5,215	716,862
Purchases	*245,238*	*59,529*	*16,744*	*6,616*	*5,017*	*333,144*
Sales	*316,743*	*50,939*	*12,026*	*3,812*	*198*	*383,718*
Currency/cross currency swaps	2,786,751	1,853,498	617,282	901,914	230,151	6,389,596
Purchases	*1,434,555*	*439,531*	*511,793*	*101,620*	*58,332*	*2,545,831*
Sales	*1,352,196*	*1,413,967*	*105,489*	*800,294*	*171,819*	*3,843,765*
Options	657,333	201,867	68,593	42,578	-	970,371
Purchases	*391,323*	*163,627*	*45,578*	*16,302*	-	*616,830*
Sales	*266,010*	*38,240*	*23,015*	*26,276*	-	*353,541*
Foreign currency futures	-	77,576	7,654	-	-	85,230
Purchases	-	*22,087*	*2,447*	-	-	*24,534*
Sale	-	*55,489*	*5,207*	-	-	*60,696*
Other foreign exchange contracts	32,098	-	-	-	-	32,098
Purchases	*16,799*	-	-	-	-	*16,799*
Sale	*15,299*	-	-	-	-	*15,299*
Subtotal Purchases	2,148,116	688,608	578,043	194,814	68,270	3,677,851
Subtotal Sales	2,061,125	1,564,273	146,071	830,382	172,017	4,773,868
Total of Transactions	4,209,241	2,252,881	724,114	1,025,196	240,287	8,451,719

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures

This section provides details of the Bank and its affilates' exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Bank and its affilates are exposed, are credit risk, liquidity risk, market risk and operational risk. Market risk includes currency risk, interest rate risk and option risk.

The nature of the risks and the approach to managing risk differs fundamentally between the trading and non-trading portfolios; section 24.2 contains risk management information related to the trading portfolio and section 24.3 deals with the non-trading portfolio.

Risk management framework

Developing risk management policies and strategies, and controlling these functions are among the responsibilities of the Board of Directors. Consequently, the Risk Management Department, which carries out the risk management activities and works independently from executive activities, report directly to the Board of Directors.

The Board of Directors monitors the effectiveness of the risk management system through the audit committee, other related committees and senior management.

The Bank's risk management policy is established on its maintainable long term, value adding growth strategy. This policy is measuring risks with the methods in compliance with its activities and international standards, and optimal allocation of economic capital to business lines considering the risk-return balance.

The Risk Management System consists of all the mechanisms related to establishment of standards, information flow, determination of the compliance with standards, decision making and applications processes; which were put into practice by the Board of Directors in order to monitor, control and change when deemed necessary the risk-return structure and the future cash flows of the Bank and the quality and the level of related activities.

The risks are measured with the internationally accepted methodologies in compliance with local and international regulations, the Bank's structure, policy and procedures. They are effectively managed and assessed in a continuously growing manner. At the same time, studies for compliance with the international banking applications, such as Basel II, are carried out.

In order to ensure the compliance with the rules altered pursuant to the Articles 23, 29 and 31 of the Banking Law No. 5411 and the Articles 36 and 43 of Regulation on Internal Systems within the Banks, dated 1 November 2006, the Bank revised the current written policies and implementation procedures regarding management of each risk encountered in its activities in February 2007.

The Bank has purchased an integrated software system to place better risk management and Basel II applications in order to support and improve risk management activities. The Bank aims to establish the Basel II applications in line with BRSA's roadmap.

24 Financial risk management disclosures (continued)

Audit Committee

The Audit Committee consists of two members of the Board of Directors who do not have any executive functions. The Audit Committee, established to assist the Board of Directors in its auditing and supervising activities, is responsible for:

- The supervision of the efficiency and effectiveness of the internal control, risk management and internal audit systems of the Bank, functioning of these systems as well as accounting and reporting systems within the framework of related procedures, and the integrity of information generated;
- The preliminary assessment on the selection process of independent audit firms and the systematic monitoring of the activities of these companies;
- The maintenance and coordination of the internal audit functions of corporations subject to consolidated internal audits.

Other Committees

Market, credit and operational sub-risk committees have been established in order to support the implementation of risk management and internal audit systems within the Bank by sharing information with the involved units.

24.1 Derivative financial instruments

The Bank and its affiliates enter into a variety of derivative financial instruments for hedging and risk management purposes. This note describes the derivatives used. Further details of the objectives and strategies in the use of derivatives are set out in the sections of this note on non-trading activities. Details of the nature and terms of derivative instruments outstanding at the balance sheet dates are set out in Note 23. Derivative financial instruments used include swaps, futures, forwards, options and other similar types of contracts whose value changes in response to changes in interest rates, foreign exchange rates and gold prices. Derivatives are individually negotiated over-the-counter contracts. A description of the main types of derivative instruments used is set out below:

Swaps

Swaps are over-the-counter agreements to exchange future cash flows based upon agreed notional amounts. Most commonly used swaps are currency swaps. The Bank and its affiliates are subject to credit risk arising from the respective counterparties' failure to perform. Market risk arises from the possibility of unfavorable movements in market rates relative to the contractual rates of the contract.

24 Financial risk management disclosures (continued)

Futures and forwards

Futures and forward contracts are commitments to either purchase or sell a designated financial instrument, currency, commodity or an index at a specified future date for a specified price and may be settled in cash or another financial asset. Futures are standardized exchange-traded contracts whereas forwards are individually traded over-the-counter contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract values are settled daily. Therefore credit risk is limited to the net positive change in the market value for a single day. Futures contracts have little credit risk because the counterparties are futures exchanges. Forward contracts result in credit exposure to the counterparty. Futures and forward contracts both result in exposure to market risk based on changes in market prices relative to contracted amounts.

Options

Options are derivative financial instruments that give the buyer, in exchange for a premium payment, the right, but not the obligation, to either purchase from (call option) or sell (put option) to the writer a specified underlying at a specified price on or before a specified date. The Bank enters into foreign exchange options. Foreign currency options provide protection against rising or falling currency rates. The Bank as a buyer of over-the-counter options is subject to market risk and credit risk since the counterparty is obliged to make payments under the terms of the contract if the Bank exercises the option. As the writer of over-the-counter options, the Bank is subject to market risk only since it is obliged to make payments if the option is exercised.

24.2 Trading activities

The Bank and its affiliates maintain active trading positions in non-derivative financial instruments. Most of the trading activities are customer driven. In anticipation of customer demand, an inventory of capital market instruments is carried and access to market liquidity is maintained by quoting bid and offer prices to and trading with other market makers. Positions are also taken in the interest rate, foreign exchange, debt and equity markets based on expectations of future market conditions. These activities constitute the proprietary trading business and enable the Bank and its affiliates to provide customers with capital market products at competitive prices. As trading strategies depend on both market-making and proprietary positions, given the relationships between instruments and markets, those are managed in concert to maximize net trading income. Trading activities are managed by type of risk involved and on the basis of the categories of trading instruments held.

Counterparty credit risk

The Bank and its affiliates' counterparty credit exposure at the balance sheet date from financial instruments held or issued for trading purposes is represented by the fair value of instruments with a positive fair value at that date, as recorded on the balance sheet. Notional amounts disclosed in the notes to the financial statements do not represent the amounts to be exchanged by the parties to derivatives and do not measure the exposure to credit or market risks. The amounts to be exchanged are based on the terms of the derivatives.

24 Financial risk management disclosures (continued)

The risk that counterparties to trading instruments might default on their obligations is monitored on an ongoing basis. In monitoring credit risk exposure, consideration is given to trading instruments with a positive fair value and to the volatility of the fair value of trading instruments. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral. Master netting agreements provide for the net settlement of contracts with the same counterparty in the event of default.

Market risk

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. The instruments are recognized at fair value, and all changes in market conditions directly affect net trading income.

The Bank and its affiliates manage its use of trading instruments in response to changing market conditions. Exposure to market risk is formally managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

24.3 Non-trading activities

Below is a discussion of the various risks the Bank and its affiliates are exposed to as a result of its non-trading activities and the approach taken to manage those risks.

Liquidity risk

Liquidity risk arises in the general funding of the Bank and its affiliates' activities and in the management of positions. It includes both the risk of being unable to fund assets at appropriate maturities and rates and the risk of being unable to liquidate an asset at a reasonable price and in an appropriate time frame.

The Bank and its affiliates have access to a diverse funding base. Funds are raised using a broad range of instruments including deposits, syndications, securitizations, bonds issuance, other funding sources and share capital. This enhances funding flexibility, limits dependence on any one source of funds and generally lowers the cost of funds. The Bank strives to maintain a balance between continuity of funding and flexibility through the use of liabilities with a range of maturities. Liquidity risk is continuously assessed through identifying and monitoring changes in funding required for meeting business goals and targets set in terms of the overall strategy. In addition, a portfolio of liquid assets is held as a part of the Bank's liquidity risk management strategy.

24 Financial risk management disclosures (continued)

Exposure to liquidity risk

The calculation method used to measure the banks compliance with the liquidity limit is set by BRSA. Currently, this calculation is performed on a bank only basis. In November 2006, BRSA issued a new communiqué on the measurement of liquidity adequacy of banks. The legislation requires the banks to meet 80% liquidity ratio of foreign currency assets/liabilities and 100% liquidity ratio of total assets/liabilities on a weekly and monthly basis effective from 1 June 2007.

The Bank's banking affiliate in the Netherlands is subject to a similar liquidity measurement, however the Dutch Central Bank does not impose limits, rather monitors the banks' overall liquidity position to ensure there is no significant deterioration in the liquidity of banks operating in the Netherlands.

The Bank's banking affiliate in Russia is subject to three levels of liquidity requirement since 2004; instant liquidity of minimum 15%, current liquidity of minimum 50% and long-term liqudity of maximum 120%. The affiliate complies with the local legislation.

(Currency: Thousands of New Turkish Lira (YTL))

The following table provides an analysis of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings based on the remaining periods to repayment:

	30 June 2007						31 December 2006					
	Up to 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Over 1 year	Total	Up to 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Over 1 year	Total
MONETARY ASSETS												
New Turkish Lira												
Cash and balances with central banks	174 920	-	-	-	-	174 920	682 602	-	-	-	-	682 602
Financial assets at fair value through profit or loss	7.678	3 016	5 434	29 059	212 445	257 632	9 568	3.071	9 106	18 247	61 613	101 605
Loans and advances to banks	929 604	13 194	2 896	3 529	310 011	1 259 234	177.397	63.342	1.000	-	14 611	256 350
Loans and advances to customers	6 158 817	1.941 860	1.583.508	1.156.150	8.229.713	19.070 048	6 553 816	2.286.275	1.127.074	1.974.548	4 272.774	16.214 487
Accrued exchange gain on derivatives	11 126	7 721	5.988	1.933	0	26.768	19 097	1.261	600	4 206	-	25.164
Other assets	1.925 613	438 727	203 020	515	8.005	2 575 880	1 343 370	368 447	-	198 328	10 232	1.920.377
Security investments	1.215 281	3.279 099	168 498	286 479	5.139 233	10.088.590	12 016	178.559	489.369	760 235	8.183.342	9 623.521
Deferred tax asset	-	-	-	-	104 189	104 189	-	-	-	-	70 075	70 075
Total New Turkish Lira monetary assets	10 423.039	5.683 617	1.969.344	1.477.665	14.003.596	33.557 261	8.797 866	2.900 955	1.627 149	2.955.564	12 612 647	28 894 181
Foreign currency												
Cash and balances with central banks	1.428.978	-	-	-	-	1.428 978	1 773.563	-	-	-	-	1.773.563
Financial assets at fair value through profit or loss	121	9 851	41.921	177 975	726.864	956.732	16 663	9 233	31 086	301.948	558.886	917.816
Loans and advances to banks	1 155 699	171 165	245 530	267 471	658.193	2 498 058	1 623 614	90 684	243 025	204 913	113.912	2.276.148
Loans and advances to customers	466 687	1.509 244	1 639.849	2 126 976	11 138.133	16 880 889	1 026 537	2.190 106	1.241.561	1.930 100	7 959.702	14 348.006
Accrued exchange gain on derivatives	21 641	9 308	4 806	5.829	1.239	42.823	6.563	6 542	17.041	3 483	1.128	34.757
Other assets	1 948.702	9 422	3 601	3.939	24.948	1.990 612	1 773 047	44 838	4.011	5 388	31.074	1.858.358
Security investments	309 846	1.278 405	1 008.626	511 260	2.438 221	5.546 358	32 185	545.637	90 897	506 588	4 168.763	5.344.070
Deferred tax asset	-	-	-	-	-	-	-	-	-	-	20	20
Total foreign currency monetary assets	5.331 674	2 987 395	2.944 333	3.093 450	14 987.598	29.344 450	6 252 172	2 887.040	1.627.621	2.952 420	12.833.485	26 552.738
Total Monetary Assets	15.754.713	8 671 012	4 913 677	4.571.115	28 991.194	62.901.711	15.050 038	5.787.995	3.254 770	5.907.984	25.446.132	55.446.919
MONETARY LIABILITIES												
New Turkish Lira												
Deposits	14.797.893	911 095	87.154	62.097	755.439	16.613.678	13.214 031	981.132	77 848	49 084	4 607	14.326 702
Obligations under repurchase agreements	4 011.675	471 427	58.220	0	801.902	5 343.224	2.776 498	700.591	-	54 022	779.578	4.310.689
Loans and advances from banks	361.319	391 304	57.403	85 391	-	895.417	464 650	24 470	55 059	405.934	-	950 113
Bonds payable	-	-	-	-	-	-	-	-	-	-	-	-
Accrued exchange loss on derivatives	121 701	211.268	19 315	40 565	72.537	465.386	228 213	4 484	2 405	5 194	6.743	247.039
Other liabilities and accrued expenses	1.667 289	2 409	664 297	109 329	297.296	2 740 620	1 359 130	258	469 055	198 636	269 229	2.296.308
Total New Turkish Lira monetary liabilities	20.959 877	1 987.503	886 389	297.382	1 927 174	26 058 325	18 042.522	1.710 935	604 367	712.870	1 060 157	22.130 851
Foreign currency												
Deposits	16.876.933	2 394 212	649 302	707.500	405.465	21.033.412	16.407.279	2 004.577	370 304	529 877	229.548	19.541.585
Obligations under repurchase agreements	-	160 133	160 481	337 605	53 151	711 370	170 492	282 841	90 694	130 779	310 047	984 853
Loans and advances from banks	42 184	132 108	506 661	2 424 469	6 883 879	9 989 301	147 413	328 440	1 613 535	851 479	5 758 790	8 699 657
Bonds payable	-	-	-	-	52 898	52.898	-	-		-	55 155	55 155
Accrued exchange loss on derivatives	19 063	5 752	6 015	5 367	0	36 197	5 292	5 958	777	384	95	12.506
Other liabilities and accrued expenses	166 313	80 797	57.519	0	11 814	316 443	136 976	82 543	178 350	144 022	7 328	549.219
Total foreign currency monetary liabilities	17.104 493	2 773 002	1 379 978	3 474 941	7 407 207	32 139 621	16 867 452	2 704 359	2 253 660	1.656.541	6 360 963	29 842 975
Total Monetary Liabilities	38 064 370	4 760 505	2 266.367	3 772 323	9 334 381	58 197 946	34 909 974	4 415 294	2 858 027	2 369 411	7 421 120	51 973 826

24 Financial risk management disclosures (continued)

Market risk

Interest rate risk: The Bank and its affiliates' operations are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including investments) and interest-bearing liabilities mature or reprice at different times or in differing amounts. In the case of floating rate assets and liabilities the Bank and its affiliates are also exposed to basis risk, which is the difference in repricing characteristics of the various floating rate indices, such as the deposit rate and nine months libor and different types of interest. Treasury activities are aimed at optimizing net interest income, given market interest rate levels consistent with the Bank's business strategies.

Asset-liability risk management activities are conducted in the context of the Bank's sensitivity to interest rate changes. In general, as common in current economic environment, the consolidated financial statements are liability sensitive because its interest-earning assets have a longer duration and reprice slightly less frequently than interest-bearing liabilities. This means that in rising interest rate environments, margins earned will narrow as liabilities reprice. However, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted dates and variations in interest rate sensitivity within repricing periods and among currencies.

Interest rate derivatives are primarily used to bridge the mismatch in the repricing of assets and liabilities. This is done in accordance with the guidelines established by the Bank's asset-liability management committee.

Some assets have indefinite maturities or interest rate sensitivities and are not readily matched with specific liabilities. Those assets are funded through liability pools based on the assets' estimated maturities and repricing characteristics.

Part of the Bank's return on financial instruments is obtained from controlled mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates on which the instruments mature.

(Currency Thousands of New Turkish Lira (YTL))

The following table provides an analysis of interest rate sensivity of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings:

	30 June 2007						
	Up to 1 month	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*Over 1 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	106.724	-	-	-	-	1.497.174	1.603.898
Financial assets at fair value through profit or loss	4.554	30.620	26.604	56.700	1.030.343	65.543	1.214.364
Loans and advances to banks	1.886.273	183.465	248.038	269.427	947.796	222.293	3.757.292
Loans and advances to customers	8 696.680	6.660.276	4.438.390	3.624.465	11.951.911	579.215	35.950.937
Other assets	3.550.651	8.084	207.308	4.610	32.905	832.525	4.636.083
Security investments	1.921.832	6.545.073	1.143.443	788 983	4.363.190	872.427	15.634.948
Deferred tax asset	-	-	-	-	-	104.189	104.189
Total Monetary Assets	16.166.714	13.427.518	6.063.783	4.744.185	18.326.145	4.173.366	62.901.711
MONETARY LIABILITIES							
Deposits	24.385.632	3.289.880	737.939	799.561	1.013.667	7.420.411	37.647.090
Obligations under repurchase agreements	3.983.195	610.617	206.849	332.742	801.975	119.216	6.054.594
Loans and advances from banks	397.775	789.760	553.348	2.172.518	6.812.410	158.907	10.884.718
Bonds payable	-	-	-	-	52.881	17	52.898
Other liabilities and accrued expenses	138.784	199.541	11.038	34.259	38.681	3.136.343	3.558.646
Total Monetary Liabilities	28.905.386	4.889.798	1.509.174	3.339.080	8.719.614	10.834.894	58.197.946

	31 December 2006						
	Up to 1 month	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*Over 1 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	601.674	-	-	-	-	1.854.491	2.456.165
Financial assets at fair value through profit or loss	43.601	103.723	78.330	299.716	461.188	32.863	1.019.421
Loans and advances to banks	1.639.178	153.744	242.883	204.074	99.531	193.088	2.532.498
Loans and advances to customers	8.632.167	5.906.829	2.844.049	5.786.039	6.912.189	481.220	30.562.493
Other assets	3.095.349	-	3.903	203.501	40.998	494.905	3.838.656
Security investments	2.158.360	5.893.335	1.323.318	796.353	3.965.162	831.063	14.967.591
Deferred tax asset	-	-	-	-	-	70.095	70.095
Total Monetary Assets	16.170.329	12.057.631	4.492.483	7.289.683	11.479.068	3.957.725	55.446.919
MONETARY LIABILITIES							
Deposits	22.809 845	2.964.029	444.229	583.101	193.270	6.873.813	33.868.287
Obligations under repurchase agreements	3.702.102	213.505	105.881	179.078	1.019.441	75.535	5.295.542
Loans and advances from banks	542.012	547 838	1 674.913	1 177 100	5.599.471	108.436	9.649.770
Bonds payable	-	-	-	-	55.131	24	55.155
Other liabilities and accrued expenses	33.131	160.853	102 005	195.721	1.166	2 612.196	3 105.072
Total Monetary Liabilities	27 087.090	3.886.225	2 327.028	2 135.000	6.868.479	9.670 004	51 973.826

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The following table indicates the effective interest rates by major currencies for the major balance sheet components for the first half of 2007 and the year of 2006:

	30 June 2007			
	US$ %	*EUR %*	*YTL %*	*Other Currencies %*
Assets				
Loans and advances to banks	5.00-5.50	4.00-4.05	17.25-22.20	0.55-9.75
Debt and other fixed or floating income instruments	3.25-7.75	4.07-5.97	19.88-21.24	3.50-4.00
Loans and advances to customers	5.92-14.43	4.17-11.78	14.05-34.20	2.13-14.00
Liabilities				
Deposits:				
- Foreign currency deposits	1.00-6.50	1.50-5.00	-	0.50-9.25
- Bank deposits	5.36-7.00	3.90-6.12	13.44-17.00	2.75-3.75
- Saving deposits	-	-	18.00-19.85	-
- Commercial deposits	-	-	19.00-19.84	-
- Public and other deposits	-	-	19.85	-
Obligations under repurchase agreements	2.00-5.50	-	11.27-14.00	-
Loans and advances from banks	5.89-6.54	4.26-5.32	17.66-18.95	1.63

	31 December 2006			
	US$ %	*EUR %*	*YTL %*	*Other Currencies %*
Assets				
Loans and advances to banks	3.25-8.00	2.75-4.75	17.34-21.50	5.00-9.20
Debt and other fixed or floating income instruments	7.95-9.25	6.39-6.50	20.00-23.06	4.00-13.36
Loans and advances to customers	7.0-14.33	5.73-9.93	14.00-25.16	8.00-13.00
Liabilities				
Deposits:				
- Foreign currency deposits	4.85-6.75	2.25-5.00	-	0.50-9.00
- Bank deposits	5.25-7.35	3.33-5.67	15.00-18.56	2.00-6.25
- Saving deposits	-	-	19.00-19.84	-
- Commercial deposits	-	-	18.13-21.03	-
- Public and other deposits	-	-	20.08	-
Obligations under repurchase agreements	5.26-5.45	3.33	14.20-17.14	-
Loans and advances from banks	5.50-6.70	3.97-4.41	14.69-19.83	-

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The market risk arising from trading transactions is calculated via Value at Risk (VaR). In addition to this, the stress tests and scenario analysis are performed. The balance sheet interest rate risk is monitored with methods such as static duration, gap and sensitivity analysis.

Internal limits are set as well as legal limits in order to restrict market risk; value at risk limits for trading portfolio, position limits set for trading desks, single transaction limits set for traders and stop-loss limits. Approval, update, monitoring, override and warning procedures of these limits are put into practice and changed with the approval of the Board of Directors.

The consolidated value at market risks as of 30 June 2007 and 31 December 2006 calculated as per the statutory consolidated financial statements prepared for BRSA reporting purposes within the scope of "Regulation on Measurement and Assesment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006, are as follows:

	30 June 2007			*31 December 2006*		
	Average	*Highest*	*Lowest*	*Average*	*Highest*	*Lowest*
Interest rates risk	1,529,437	1,708,025	1,218,229	2,244,681	2,849,322	1,218,229
Common share risk	989	2,915	25	76,394	139,174	25
Currency risk	121,202	221,950	44,248	226,729	276,194	183,784
Option risk	210,605	269,677	117,662	67,209	182,025	8,191
Total value at risk	1,862,233	2,202,567	1,380,164	2,615,013	3,446,715	1,410,229

Exposure to interest rate risk – non-trading portfolios

The balance sheet management is performed by the Assets and Liabilities Management Department in line with the main strategies determined by the Assets and Liabilities Committee (ALCO). Hedging transactions for the Bank's balance sheet are carried out upon the decisions of ALCO.

ALCO can determine limits to balance sheet transactions if considered necessary.

The balance sheet interest rate risk is monitored with methods such as static duration gap and sensitivity analyses based on all interest rate sensitive assets and liabilities. The scenarios include a 100 basis point parallel fall or rise in all yield curves. Currently as such sensivity analysis are performed only on a bank-only basis for the statutory financial statements of the Bank, they are not considered to be representative for the accompanying consolidated financial statements, and accordingly not included in this report.

Currency risk

The Bank and its affiliates are exposed to currency risk through transactions in foreign currencies and through its investment in foreign operations.

The Bank and its affiliates' main foreign operations are in Netherlands and Moscow. The measurement currencies of its operations are Euro and US Dollars. As the currency in which the Bank presents its consolidated financial statements is YTL, the consolidated financial statements are affected by currency exchange rate fluctuations against YTL.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The Bank finances a significant proportion of its net investment in foreign operations with borrowings in the same currencies as the relevant measurement currencies to mitigate its currency risk. Currency swaps are also used to match the currency of some of its other borrowings to the measurement currencies involved.

The Bank and its affiliates' transactional exposures give rise to foreign currency gains and losses that are recognized in the income statement. These exposures comprise the monetary assets and monetary liabilities that are not denominated in the measurement currency of the Bank involved, excluding borrowings treated as hedges of net investments in foreign operations. These exposures are as follows:

	30 June 2007			
	US$	*EUR*	*Other Currencies*	*Total*
Assets				
Cash and balances with central banks	59,857	1,339,469	29,652	1,428,978
Financial assets at fair value through profit or loss	745,496	199,312	11,924	956,732
Loans and advances to banks	2,045,119	396,527	56,412	2,498,058
Loans and advances to customers	10,354,140	6,081,503	433,220	16,868,863
Other assets	125,746	1,940,522	8,234	2,074,502
Security investments	5,272,743	224,101	49,514	5,546,358
Investments in equity participations	-	563	-	563
Tangible assets	618	64,508	2,234	67,360
Deferred tax asset	-	-	-	-
Total Assets	*18,603,719*	*10,246,505*	*591,190*	*29,441,414*
Liabilities				
Deposits	12,317,659	7,857,605	858,148	21,033,412
Obligations under repurchase agreements	653,125	58,245	-	711,370
Loans and advances from banks	7,691,416	2,296,407	1,478	9,989,301
Current and deferred tax liability	-	5,756	-	5,756
Bonds payable	-	52,898	-	52,898
Other liabilities and accrued expenses	178,678	155,703	12,503	346,884
Total Liabilities	*20,840,878*	*10,426,614*	*872,129*	*32,139,621*
Net On Balance Sheet Position	*(2,237,159)*	*(180,109)*	*(280,939)*	*(2,698,207)*
Net Off Balance Sheet Position	*2,170,715*	*284,871*	*393,491*	*2,849,077*
Net Long/(Short) Position	*(66,444)*	*104,762*	*112,552*	*150,870*

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

	31 December 2006			
	US$	*EUR*	*Other Currencies*	*Total*
Total Assets	*15,944,543*	*10,178,816*	*515,083*	*26,638,442*
Total Liabilities	*19,351,296*	*9,711,036*	*780,643*	*29,842,975*
Net On Balance Sheet Position	*(3,406,753)*	*467,780*	*(265,560)*	*(3,204,533)*
Net Off Balance Sheet Position	*3,382,774*	*(384,901)*	*394,369*	*3,392,242*
Net Long/(Short) Position	*(23,979)*	*82,879*	*128,809*	*187,709*

For the purposes of the evaluation of the table above, the figures represent the YTL equivalent of the related hard currencies.

Approximately 106% (31 December 2006: 106%) of the amounts shown in the table above, at 30 June 2007 are economically hedged by currency swaps, forward contracts and other derivatives entered into to manage these currency exposures. In respect of monetary assets and liabilities in foreign currencies that are not economically hedged, the Bank and its affiliates ensure that their net exposures are kept to an acceptable level by buying and selling foreign currencies at spot rates when considered appropriate.

The net amount of Russian Rubles denominated assets and liabilities as included in the above table at their YTL equivalents, is a net asset of YTL 114,862 thousands at 30 June 2007 (31 December 2006: YTL 104,072 thousands).

Credit risk

The Bank and its affiliates are subject to credit risk through its trading, lending, hedging and investing activities and in cases where they act as intermediaries on behalf of customers or other third parties or issues guarantees.

Credit risk associated with trading and investing activities is managed through the Bank's market risk management process.

The risk that counterparties to both derivative and other instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral.

The Bank and its affiliates' primary exposures to credit risk arise through its loans and advances. The amount of credit exposure in this regard is represented by the carrying amounts of the assets on the balance sheet. The Bank and its affiliates are exposed to credit risk on various other financial assets, including derivative instruments used for hedging and debt investments. The current credit exposure in respect of these instruments is equal to the carrying amount of these assets in the balance sheet. In addition, the Bank and its affiliates are exposed to off balance sheet credit risk through guarantees issued (Note 23).

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Exposure to credit risk

	Loans and advances to customers	
	30 June 2007	*31 December 2006*
Individually impaired	788,277	657,722
Allowance for impairment	(594,124)	(509,846)
Carrying amount	194,153	147,876
Collectively impaired	-	-
Allowance for impairment	(104,709)	(85,178)
Carrying amount	(104,709)	(85,178)
Past due but not impaired	-	-
Carrying amount	-	-
Neither past due nor impaired	35,842,606	30,449,753
Loans with renegotiated terms	108,327	112,740
Carrying amount	35,950,933	30,562,493
Total carrying amount	36,040,377	30,625,191

As of 30 June 2007 or 31 December 2006, the Bank has no allowance for loans and advances to banks. The allowance details for security investments are explained in Note 10.

Impaired loans

Impaired loans are loans for which the Bank determines that it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan agreement due to lack of assets, high debtness ratio, insufficient working capital and/or equity of the customer.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Sectoral and geographical concentration of impaired loans

The Bank and its affiliates monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of non-performing loans and lease receivables is shown below:

	30 June 2007	*31 December 2006*
Consumer loans	483,363	384,072
Textile	76,370	66,646
Service sector	71,726	71,354
Food	19,690	14,023
Construction	19,109	15,494
Durable consumption	12,042	9,904
Metal and metal products	10,619	9,311
Financial institutions	8,169	7,961
Agriculture and stockbreeding	7,584	5,484
Others	79,605	73,473
Total non-performing loans and lease receivables	788,277	657,722

	30 June 2007	*31 December 2006*
Turkey	782,331	650,753
Netherlands	2,772	3,545
Germany	1,326	1,424
Others	1,848	2,000
Total non-performing loans and lease receivables	788,277	657,722

Past due but not impaired loans

Loans where contractual interest or principal payments are past due but the Bank believes that impairment is not appropriate on the basis of the level of collateral available and the customer's current activities, assets and financial position.

Loans with renegotiated terms

Loans with renegotiated terms are loans that have been restructured due to temporary deterioration in the liquidity of the customer to support its liquidity and to ensure subsequent collections for the Bank. Once the loan is restructured, it remains in the "non-performing loans" category for the next six months and is provided against accordingly, and if certain collection criterias are met, then reclassified to the "loans with renegotiated terms" category .

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Allowances for impairment

The Bank establishes an allowance for impairment losses that represents its estimate of incurred losses in its loan portfolio. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a portfolio-basis loan loss allowance established for groups of homogeneous assets in respect of losses that have been incurred but have not been identified on loans subject to individual assessment for impairment.

Write-off policy

The Bank writes off a receivable balance (and any related allowances for impairment losses) when it is determined that the receivable is uncollectible based on the evidence of insolvency issued by the Court.

Collateral policy

The Bank's policy is to require suitable collateral to be provided by certain customers prior to the disbursement of approved loans. The Bank and its affiliates currently hold collateral against loans and advances to customers in the form of mortgage interests over property, other registered securities over assets and guarantees. Collateral generally is not held over loans and advances to banks, except when securities are held as part of reverse repurchase and securities borrowing activity. Collateral usually is not held against investment securities, and no such collateral was held at 30 June 2007 or 31 December 2006.

Approximately 73% of the outstanding performing loans is collateralized. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The agreements specify monetary limits to the Bank and its affiliates' obligations. The extent of collateral held for performing guarantees and letters of credit is approximately 76%.

The breakdown of performing cash and non-cash loans and advances to customers by type of collateral is as follows:

	30 June 2007	*31 December 2006*
Cash loans		
Secured loans:	25,923,643	21,811,384
Secured by cash collateral	1,251,899	1,094,525
Secured by mortgages	6,664,346	5,195,898
Secured by government institutions or government securities	1,396,756	1,190,992
Guarantees issued by financial institutions	48,332	261,358
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	16,562,310	14,068,611
Unsecured loans	9,448,075	8,269,890
Total performing loans and financial lease receivables	35,371,718	30,081,274

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

	30 June 2007	*31 December 2006*
Non-cash loans		
Secured loans:	8,826,162	7,925,065
Secured by cash collateral	219,156	316,893
Secured by mortgages	110,016	126,022
Guarantees issued by financial institutions	14,368	26,157
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	8,482,622	7,455,993
Unsecured loans	2,718,964	2,122,311
Total non-cash loans	11,545,126	10,047,376

An estimate of the fair value of collateral held against non-performing loans and receivables is as follows:

	30 June 2007	*31 December 2006*
Surety	179,324	131,565
Mortgages	109,637	104,258
Pledge assets	48,338	23,855
Promissory notes	38,952	23,389
Cash collateral	155	494
Unsecured	411,871	374,161
	788,277	657,722

The amounts reflected in the tables above represent the maximum accounting loss that would be recognized at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. The amounts, therefore, greatly exceed expected losses, which are included in the allowance for uncollectibility.

Operational risks

Operational risk expresses the probability of loss that may arise from the overlook of faults and inconsistency with the established rules due to the deficiencies in the Bank and its affiliates' internal controls, manner of the management and the personnel that are not in coherence with time and conditions, deficiencies in the bank management, faults and problems in information technology systems and disasters such as earthquake, fire, flood or terror attacks.

The operational risk items in the Bank are determined in accordance with the definition of operational risk by considering the whole processes, products and departments. The control areas are set for operational risks within the Bank and all operational risks are followed by assigning the risks to these control areas. In this context, appropriate monitoring methodology is developed for each control area that covers all operational risks and control frequencies are determined.

Currently, the value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks".

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The annual gross income is defined as net interest income plus net non-interest income at year end. This is increased by provisions, operating expenses including fees paid to outsourcing service providers, reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity and extraordinary income and income derived from insurance claims. The result is added to risk weighted assets in the capital adequacy calculation.

Capital management – regulatory capital

BRSA sets and monitors capital requirements for the Bank as a whole. The parent company and individual banking operations are directly supervised by their local regulators. In implementing current capital requirements BRSA requires the banks to maintain a prescribed ratio of minimum 8% of total capital to total risk-weighted assets. The Bank and its affiliates' consolidated regulatory capital is analysed into two tiers:

- Tier 1 capital, which includes paid-in capital, share premium, legal reserves, retained earnings, translation reserve and minority interest after deductions for goodwill and certain cost items.
- Tier 2 capital, which includes qualifying subordinated liabilities, general impairment allowances and the element of the fair value reserve relating to unrealised gains on securities classified as available-for-sale.

Banking operations are categorised as either trading book or banking book, and risk-weighted assets are determined according to specified requirements that seek to reflect the varying levels of risk attached to assets and off-balance sheet exposures.

The Bank's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The impact of the level of capital on shareholders' return is also recognised and the Bank recognises the need to maintain a balance between the higher returns that might be possible with greater gearing and the advantages and security afforded by a sound capital position. There have been no material changes in the Bank's management of capital during the period.

The Bank and its individually regulated operations have complied with externally imposed capital requirements throughout the period.

The Bank's and its affiliates regulatory capital position on a consolidated basis at 30 June 2007 and 31 December 2006 was as follows:

	30 June 2007	*31 December 2006*
Tier 1 capital	6,019,880	4,711,033
Tier 2 capital	1,040,768	339,636
Deductions from capital	(369,058)	(321,535)
Total regulatory capital	6,691,590	4,729,134
Risk-weighted assets and value at market risk	49,581,046 (*)	36,874,284
Capital ratios		
Total regulatory capital expressed as a percentage of total risk-weighted assets and value at market risk	13.50	12.83
Total tier 1 capital expressed as a percentage of risk-weighted assets and value at market risk	12.14	12.78

(*) *including operational risk*

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The factoring payables amounting YTL 178,561 thousands are netted with the same amount of factoring receivables as of 31 December 2006. As a result of this netting the capital adequacy ratio increased from 12.76% to 12.83%.

24.4 Hedging

Due to the Bank and its affiliates' overall interest rate risk position and funding structure, its risk management policies require that it should minimize its exposure to changes in foreign currency rates and manage interest rate, credit risk and market price risk exposure within certain guidelines. Derivative financial instruments are used to manage the potential earnings impact of interest rate and foreign currency movements. Several types of derivative financial instrument are used for this purpose, including interest rate swaps and currency swaps, options, financial futures, forward contracts and other derivatives. The purpose of the hedging activities is to protect the Bank and its affiliates from the risk that the net cash inflows will be adversely affected by changes in interest or exchange rates, credit ratings or market prices. The Bank and its affiliates enter into transactions to ensure that it is economically hedged in accordance with risk management policies. In the accompanying consolidated financial statements, hedge accounting is applied for the cases where hedge accounting relationship is evidenced.

In 2007, the Bank has entered into two interest rate swap transactions in order to hedge its certain cash flow exposures primarily on fixed rate liabilities, through converting its fixed rate payment into floating rate payments. The following table includes certain characteristics of these swap transactions:

Notional amount	*Fixed payer rate (%)*	*Fixed payment frequency*	*Maturity*
US$ 250 millions	6.95	Semi annual	2012
US$ 250 millions	6.95	Semi annual	2012

In 2004, the Bank has entered into an interest rate swap transaction in order to hedge its certain cash flow exposures primarily on floating rate liabilities, through converting its floating rate payments into fixed rate payments. The following table includes certain characteristics of this swap transaction:

Notional amount	*Fixed payer rate (%)*	*Floating payer rate (%)*	*Fixed payment frequency*	*Maturity*
US$ 131.3 millions	5.445	3 month libor + 175	Quarterly	2009

(Currency: Thousands of New Turkish Lira (YTL))

25 Affiliates and associates

The table below sets out the Affiliates and shows their shareholding structure as at 30 June 2007:

Affiliates	*Shareholding Interest (%)*
Garanti Bank International NV	100.00
Garanti Bank Moscow	100.00
Garanti Portföy Yönetimi AŞ	100.00
Garanti Yatırım Menkul Kıymetler AŞ	100.00
Garanti Financial Services plc.	100.00
Garanti Fund Management Co. Ltd.	100.00
Garanti Bilişim Teknolojisi	100.00
Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ	100.00
Garanti Finansal Kiralama AŞ	98.94
Garanti Emeklilik ve Hayat AŞ	84.91
Garanti Faktoring Hizmetleri AŞ	81.84
Garanti Sigorta AŞ	20.00
Garanti Diversified Payment Rights Finance Company	- *(a)*

(a) Garanti Diversified Payment Rights Finance Company is a special purpose entity established for the Bank's securitization transactions explained in Note 17. The Bank or any of its affiliates does not have any shareholding interest in this company.

As per the agreement signed with Eureko BV on 21 June 2007, the Bank sold its 80% share in Garanti Sigorta AŞ and its 15% share in Garanti Emeklilik ve Hayat AŞ to this company. Upon this sale, a gain of YTL 703,803 thousands is recognized in the accompanying consolidated financial statements as of 30 June 2007. As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ.

As per the Agreement signed with GE on 24 August 2005 for the sale of 53,550,000,000 shares representing 25.5% of the Bank issued share capital, the Bank sold some of its consolidated affiliates to Doğuş Holding AŞ in December 2005. These affiliates were Voyager Mediterranean Turizm End. ve Tic. AŞ (77.00%), Sititur Turizm taşımacılık Org. AŞ (99.95%), Lasaş Lastik San. ve Tic. (99.99%), Doğuş Hava Taşımacılığı AŞ (100.00%), Şahintur Şahinler Otelcilik Turizm Yatırım İşletmeleri AŞ (100.00%) and Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ (100.00%). Subsequent to the year end 2005, the Bank further sold certain equity participations to Doğuş Holding AŞ, that were categorized as the second group as per this Agreement, namely Garanti Turizm Yatırım ve İşletmeleri AŞ and Doc Finance SA with a total book value of YTL 31,556 thousands on 17 April 2006.

Early in December 2006, the Bank sold its 50.98% participation in Garanti Gayrimenkul Yatırım Ortaklığı AŞ, a consolidated affiliate, to certain related parties.

Garanti Fund Management Co. Ltd. (100.00%) is under liquidation as of the reporting date. The liquidation procedures are expected to complete in 2007.

(Currency: Thousands of New Turkish Lira (YTL))

26 Net fee and commission income

	Six-month period ended 30 June 2007	*Three-month period ended 30 June 2007*	*Six-month period ended 30 June 2006*	*Three-month period ended 30 June 2006*
Fee and commission income:				
Credit cards fees	440,311	231,262	320,487	168,410
Retail banking	130,195	59,083	118,920	59,687
Commercial banking	77,684	40,230	63,271	33,109
SME banking	70,485	34,888	59,969	31,790
Corporate banking	66,856	36,639	61,545	40,799
Others	95,951	49,455	73,160	31,519
Total fee and commission income	881,482	451,557	697,352	365,314
Fee and commission expense:				
Credit cards fees	163,167	89,188	106,003	58,182
Retail banking	1,027	431	830	566
Commercial banking	201	86	149	101
SME banking	583	245	463	315
Corporate banking	443	242	1,071	595
Others	51,174	26,763	42,419	22,287
Total fee and commission income	216,595	116,955	150,935	82,046
Net fee and commission income	664,887	334,602	546,417	283,268

27 Other expenses

	Six-month period ended 30 June 2007	*Three-month period ended 30 June 2007*	*Six-month period ended 30 June 2006*	*Three-month period ended 30 June 2006*
Bonus promotion expenses	55,306	29,971	50,915	24,321
Advertising expenses	52,359	37,697	46,961	24,100
EDP expenses	32,571	20,036	30,148	14,120
Taxes and duties other than on income	25,836	13,498	31,349	20,393
Saving deposits insurance fund	23,301	11,942	19,258	10,267
Utility expenses	14,382	7,262	12,647	6,123
Foreign exchange loss, net	6,284	187	75,772	94,328
Research and development expenses	7,866	3,759	4,939	2,702
Repair and maintenance expenses	10,202	6,369	5,964	3,477
Other operating expenses	139,645	69,299	82,979	29,220
	367,752	200,020	360,932	229,051

28 Use of estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Bank's critical accounting policies and estimates, and the application of these policies and estimates. These disclosures supplement the commentary on financial risk management (see Note 24).

28 Use of estimates and judgements (continued)

Key sources of estimation uncertainty

Allowances for credit losses

Assets accounted for at amortized cost are evaluated for impairment on a basis described in accounting policy Note 7.

The specific counterparty component of the total allowances for impairment applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows that are expected to be received. In estimating these cash flows, management makes judgement about a counterparty's financial situation and the net realisable value of any underlying collateral. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the credit risk function.

Portfolio-basis assessed impairment allowances cover credit losses inherent in portfolios of claims with similar economic characteristics when there is objective evidence to suggest that they contain impaired claims, but the individual impaired items cannot yet be identified. A component of portfolio-basis assessed allowances is for country risks. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances depends on how well these estimate future cash flows for specific counterparty allowances and the model assumptions and parameters used in determining collective allowances.

Determining fair values

The determination of fair value for financial assets and liabilities for which there is no observable market price requires the use of valuation techniques as described in significant accounting policies and Note 22. For financial instruments that trade infrequently and have little price transparency, fair value is less objective, and requires varying degrees of judgement depending on liquidity, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument.

Critical accounting judgements in applying the Bank's accounting policies

Critical accounting judgements made in applying the Bank's accounting policies include:

Financial asset and liability classification

The Bank's accounting policies provide scope for assets and liabilities to be designated on inception into different accounting categories in certain circumstances:

- In classifying financial assets or liabilities as "trading", the Bank has determined that it meets the description of trading assets and liabilities set out in accounting policy *(i) Financial instruments.*
- In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that it has met one of the criteria for this designation set out in accounting policy *(i) Financial instruments.*

(Currency: Thousands of New Turkish Lira (YTL))

28 Use of estimates and judgements (continued)

- In classifying financial assets as held-to-maturity, the Bank has determined that it has both the positive intention and ability to hold the assets until their maturity date as required by accounting policy *(i) Financial instruments.*

Securitizations

In applying its policies on securitised financial assets, the Bank has considered both the degree of transfer of risks and rewards on assets transferred to another entity and the degree of control exercised by the Bank over the other entity:

- When the Bank, in substance, controls the entity to which financial assets have been transferred, the entity is included in these consolidated financial statements and the transferred assets are recognised in the Bank's consolidated balance sheet.
- When the Bank has transferred financial assets to another entity, but has not transferred substantially all of the risk and rewards relating to the transferred assets, the assets are recognised in the Bank's consolidated balance sheet.
- When the Bank transfers substantially all the risks and rewards relating to the transferred assets to an entity that it does not control, the assets have been derecognised from the Bank's consolidated balance sheet.

Details of the Bank's securitisation activities are given in Note 17.

29 Sale of majority shareholding in a consolidated affiliate

An agreement has been reached between the Bank and Eureko BV (Holland) on 21 March 2007 for the sale of 80% shares in Garanti Sigorta AŞ, and a consolidated affiliate, representing nominal shares of YTL 48,000,000 for EUR 365,000,000. The share transfer is completed on 21 June 2007. The gain on sale of this consolidated affiliate is YTL 539,556 thousands before tax. The tax expense effect of this gain amounts to YTL 29,851 thousands as per the local tax legulation.

The results of this company included in the accompanying consolidated income statement are as follows:

	30 June 2007	*30 June 2006*
Gross profit	103,908	77,816
Expenses	(66,146)	(62,099)
Income before tax	37,762	15,717
Taxation charge	(7,038)	(5,375)
Net results	30,724	10,342

(Currency: Thousands of New Turkish Lira (YTL))

29 Sale of majority shareholding in a consolidated affiliate (continued)

As at 30 June 2007, Garanti Sigorta AŞ had YTL 6,733 thousands (30 June 2006: YTL 3,822 thousands) of interest income on deposits at banks, YTL 13,765 thousands (30 June 2006: YTL 8,636 thousands) of commission and fee income, YTL 441 thousands (30 June 2006: YTL 55 thousands) of other expense and YTL 130 thousands (30 June 2006: YTL 120 thousands) of other income from intercompany transactions that were eliminated in the accompanying consolidated financial statements during consolidation process.

During the six-month period, Garanti Sigorta AŞ contributed YTL 34,827 thousands (30 June 2006: YTL (13,105) thousands) to the Bank's net operating cash flow and paid YTL 1,053 thousands (30 June 2006: YTL 1,278 thousands) in respect of investing activities.

The effect of sale on segment results is also included in Note 1 under "insurance" segment.

The major classes of assets and liabilities of this company are as follows:

	30 June 2007	*31 December 2006*
Cash and balances with central banks	2	67
Loans and advances to banks	148,635	116,683
Other assets	120,866	118,869
Security investments	2,959	2,641
Investments in equity participations	5,766	5,762
Tangible assets, net	15,626	14,099
Deferred tax assets	5,532	-
Total assets	299,386	258,121
Current tax liability	4,988	2,217
Deferred tax liability	-	717
Other liabilities and accrued expenses	169,905	161,381
Total liabilities	174,893	164,315
Net asset of the company as per its balance sheet	124,493	93,806
Bank's share in net assets of the company	99,594	75,045
Goodwill associated with the company	878	878
Total net asset of the company in the consolidated financial statements	100,472	75,923
Proceeds from the sale	640,028	
Gain on the sale	539,556	

As at 30 June 2007, Garanti Sigorta AŞ had YTL 106,990 thousands (31 December 2006: YTL 81,872 thousands) of loans and advances to banks, YTL 4,443 thousands (31 December 2006: YTL 5,317 thousands) of other assets and YTL 15 thousands (31 December 2006: YTL 473 thousands) of other liabilities from intercompany balances that were eliminated in the accompanying consolidated financial statements during consolidation process.

(Currency: Thousands of New Turkish Lira (YTL))

30 Significant events

- It was decided during the Board of Directors meeting of the Bank on 4 April 2007 to merge the Romania branches of Garanti Bank International NV's, a fully owned subsidiary of the Bank in Holland and the following companies of GE Consumer Finance; Domenia Credit IFN, Ralfi IFN and Motoractive Leasing IFN operating in Romania. The ultimate shareholders of Motoractive Leasing IFN, the company planned to operate in Romania under the banking license after these mergers will be T. Garanti Bankası AŞ, Doğuş Holding AŞ and GE Consumer Finance.
- It has been resolved in the Bank's board of directors meeting held on 11 June 2007 that:
  - the Article 38 "Voting" of the Articles of Association of the Bank will be amended to provide right of one vote for each Garanti Bank share of 1Ykr (the pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of the shares).
  - the Article 45 "Distribution of Profit" of the Articles of Association of the Bank regarding the distribution of the net profit to members of the board of directors and the personnel will be abolished and removed from the Articles of Association of the Bank; and other terms in Article 45 regarding distribution of net profit will remain without any changes.

  The applications have been filed with the BRSA and the CMB for these resolutions on 13 June 2007. Following the completion of this process, the amendments to the Articles of Association will be submitted for approval at the extraordinary general assembly meeting.

31 Subsequent events

- On 5 July 2007, the Bank has reached an agreement with Deutsche Bank AG regarding the transfer of its custody services to foreign institutional investors for US$ 115 millions. Pursuant to the agreement, ongoing services provided to foreign institutional investors will continue to be provided by the Bank for the duration of the next ten months.

  Deutsche Bank AG has paid US$ 115 millions consideration for the transfer of the said services up front and following the deduction of the Banking and Insurance Transaction Tax at 5% from such amount, the remaining will be recognized in the Bank's income of the corresponding period.

  On the other hand, custody services provided by the Bank to local investors will continue to be provided as presently carried out and such investors will continue to receive custody services from the Bank.
- Afzal Mohammed Modak has been assigned as the executive vice president responsible of the finance function of the Bank on 20 July 2007.

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END